 As filed with the Securities and Exchange Commission on November 7, 2000

                                                 Registration No. 333-46362

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                            Amendment No. 2 To
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                ---------------
                                 TELLIUM, INC.
             (Exact name of Registrant as specified in its charter)
                                ---------------
         Delaware                    3661                    22-3509099
     (State or other          (Primary standard           (I.R.S. employer
     jurisdiction of              industrial             identification No.)
     incorporation or         classification code
      organization)                 number)
                                ---------------
                                2 Crescent Place
                        Oceanport, New Jersey 07757-0901
                                 (732) 923-4100
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                                ---------------
                                 Harry J. Carr
                            Chief Executive Officer
                                 Tellium, Inc.
                                2 Crescent Place
                        Oceanport, New Jersey 07757-0901
                                 (732) 923-4100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ---------------
                                   Copies to:
     Richard A. Steinwurtzel, Esq.              Alexander D. Lynch, Esq.
       Vasiliki B. Tsaganos, Esq.                 Babak Yaghmaie, Esq.
    Fried, Frank, Harris, Shriver &       Gunderson Dettmer Stough Villeneuve
                Jacobson                       Franklin & Hachigian, LLP
     1001 Pennsylvania Avenue, N.W.           733 Third Avenue, Suite 220
               Suite 800                           New York, NY 10017
         Washington, D.C. 20004
             (202) 639-7000                       (646) 213-3000
                                ---------------
   Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.
                                ---------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                 Proposed
                                                 Maximum     Proposed
                                                 Offering     Maximum
                                                  Price      Aggregate
       Title Of Each Class           Amount to     Per       Offering        Amount of
 Of Securities To Be Registered    be Registered Share(1)    Price(1)     Registration Fee
------------------------------------------------------------------------------------------
Common Stock, par value $.001 per
 share...........................   17,500,000    15.00   $262,500,000.00  $69,300.00(2)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. The proposed maximum offering price includes amounts attributable to shares that may be purchased by the underwriters to cover over-allotments, if any.

(2) The Registrant previously paid $66,000.00 of the registration fee.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion. Dated November 7, 2000.

[Logo of Tellium, Inc.]

                             17,500,000 Shares

                                 Tellium, Inc.

                                  Common Stock

                                  -----------

  This is an initial public offering of shares of common stock of Tellium, Inc. All of the 17,500,000 shares of common stock are being sold by Tellium.

  Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. Application has been made for the quotation of the common stock on the Nasdaq National Market under the symbol "TELM".

  See "Risk Factors" beginning on page 6 to read about factors you should consider before buying shares of the common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................  $        $
Underwriting discount...........................................  $        $
Proceeds, before expenses, to Tellium...........................  $        $

  To the extent that the underwriters sell more than 17,500,000 shares, the
underwriters have the option to purchase up to an additional       shares from
Tellium at the initial public offering price, less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares in New York, New York on
             , 2000.

                                                      Thomas Weisel Partners LLC
Goldman, Sachs & Co.

                J.P. Morgan & Co.

                            CIBC World Markets

                                          Wit SoundView

                                  -----------

                      Prospectus dated            , 2000.

                       [INSIDE FRONT COVER ARTWORK:

    "Today's Public Network" is written in the upper left hand corner. Below is a drawing labeled "SONET/SDH Rings." The drawing has three separate circles, representing active paths, each with an outer circle, representing an idle protection path. The circles have groups of boxes on them which represent traditional SONET/SDH equipment. Each of the three large circles is connected by an octagon representing traditional equipment for managing voice traffic. Rectangles representing voice and data networking equipment are located at the four corners.

    Next appear the words "The Tellium Solution" above a second drawing labeled "Mesh Architecture." This drawing has various intersecting lines representing shared active and protection paths. Where the lines intersect, there are diamonds representing Tellium optical switches. Rectangles representing voice and data networking equipment are located at the four corners.

    Below the pictures, on the left hand side of the page, are the words "Benefits: Improved network design, Simplified delivery of new services, Fast provisioning, Easy network expansion, Cost effectiveness, Compatibility with existing networks, Flexible products." In the lower right corner are the words "Aurora 32TM: First in-service optical switch; Star/Net Operating SystemTM:
Services delivery and restoration software; Aurora Optical SwitchTM: High Capacity optical switch; Wavelength Management SystemTM: Network Management Software; Aurora Full-SpectrumTM: 3rd generation intelligent all-optical switch; PlaNetTM: Network planning software.

    At the very bottom of the page is "Tellium . . . Smarter, Faster Optical NetworksTM."]

                               PROSPECTUS SUMMARY

    The following summary highlights information we present more fully elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in the offering. You should read the prospectus carefully before deciding whether to invest in our common stock.

                                 Tellium, Inc.

    We design, develop and market high-speed, high-capacity, intelligent optical switches that enable telecommunications service providers to quickly and cost-effectively deliver new high-speed services. Intelligent optical switches are products that are installed in telecommunications networks to manage the flow of optical signals, which are beams of light transmitted over fiber optic cables. Our target customer base includes emerging and established service providers, which include long-distance carriers, wholesale service providers, competitive local exchange carriers, Internet service providers and cable operators. We believe that the network equipment that service providers are currently using does not offer sufficient flexibility to improve data service offerings and does not allow service providers to upgrade their networks in a timely and cost-effective manner.

    Our products are designed to efficiently meet the demand for increased network capacity. They are based on highly reliable hardware combined with feature-rich software, both of which can be easily expanded, enabling service providers to grow and manage their networks quickly and efficiently. This capability allows our customers to keep pace with the dynamic requirements of data services. Since the second quarter of 1999, we have focused on the development of optical switches. In September 1999, we shipped our first generation Aurora 32 optical switch and, in the third quarter of 2000, we shipped our second generation Aurora Optical Switch. We currently market and sell both of these products.

    We currently have commitment contracts with three customers: Cable & Wireless Global Networks Limited, Dynegy Connect, L.P., a subsidiary of Dynegy, Inc., and Qwest Communications Corporation, although we have not yet recognized any revenue from Cable & Wireless or Qwest.

    We were founded in April 1997 by a group of individuals from Bell Communications Research, Inc., or Bellcore. Prior to 1999, we were principally engaged in research and development. We have limited meaningful historical financial data upon which to base projected revenues and have incurred significant losses to date. We have derived almost all of our revenue from our contract with Extant, Inc., which was recently transferred to Dynegy Connect. This contract accounted for 99% of our revenue for the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of $65.0 million. We expect to have large fixed expenses and to incur increasing marketing, sales, research, manufacturing and administrative expenses, and we expect to incur net losses in the future.

    Our optical switches and software provide the following key benefits to service providers:

  . Improved network design. Our optical switches are designed to enable service providers to reduce their costs by making it simpler to operate, administer and maintain their networks.

  . Simplified delivery of new services. Our optical switches help service providers create flexible optical networks, enabling reliable, fast, cost-effective delivery of new and existing optical data services. We accomplish this by simplifying the network over which the services are delivered and automating the service delivery functions.

  . Fast provisioning of new services. Our optical switches allow service providers to provision, or set up, services across their networks in a matter of minutes, replacing a process which can often take up to several months.

  . Easy network expansion. Our optical switches help service providers expand their networks automatically, eliminating the need for manual changes to the network. This enables our customers to provide new revenue-generating services that meet their customers' needs.

  . Cost-effectiveness. Our optical switches are modular, allowing our customers to retain their investments as they expand capacity, automate operations and eliminate costly equipment while retaining the features that they expect.

  . Compatibility with existing networks. Our optical switches can be deployed quickly in networks today because they operate within existing networks.

  . Flexible products. Our optical switches are easy to upgrade because all of our products share common hardware and software.

    In September 2000, we completed a private placement of 7,274,413 shares of our Series E preferred stock to a number of investors for an aggregate purchase price of approximately $218.0 million. Upon completion of this offering, the shares of Series E preferred stock will automatically convert into common stock based on the initial public offering price.

                             Corporate Information

    We were incorporated in Delaware on April 21, 1997 as MWD, Inc. and began business operations on May 8, 1997. We changed our name to Tellium, Inc. on June 3, 1997. Our principal executive offices are located at 2 Crescent Place, Oceanport, New Jersey 07757-0901, and our telephone number is (732) 923-4100. Our World Wide Web site address is www.tellium.com. Information contained in our Web site is not incorporated by reference into this prospectus, and you should not consider information contained in our Web site as part of this prospectus.

                                  The Offering

 Shares offered.................................. 17,500,000 shares
 Shares to be outstanding after this offering.... 203,575,238 shares
 Proposed Nasdaq National Market symbol.......... TELM
 Use of proceeds................................. For general corporate purposes, including working
                                                  capital, and potential
                                                  acquisitions of complementary
                                                  businesses, technologies or
                                                  products.

    At the request of Tellium, the underwriters are reserving up to     shares
of common stock at the initial offering price for sale to individuals and entities designated by Tellium.

    Except as otherwise indicated, the number of shares outstanding after this offering includes:

  . 45,930,696 shares of common stock outstanding at June 30, 2000;

  . the automatic conversion of our Series A, B, C and D preferred stock outstanding as of June 30, 2000 into 113,389,848 shares of common stock upon the completion of this offering based on a one-to-six conversion ratio;

  . the automatic conversion of our Series E preferred stock into 15,588,028 shares of common stock upon the completion of this offering, assuming an initial public offering price of $14.00 per share, the mid-point of the range shown on the cover page of this prospectus;

  . the issuance of 3,000,000 shares of common stock to AT&T Corp. in connection with our license of intellectual property from AT&T;

  . the issuance of 7,500,000 shares of common stock to the former stockholders of Astarte Fiber Networks, Inc.; and

  . the issuance of 666,666 shares of common stock to officers and affiliates of Qwest.

    This information excludes, as of June 30, 2000:

  . 31,993,056 shares of common stock subject to options outstanding under our stock option plan with a weighted average exercise price of $0.95 per share;

  . 5,518,320 shares of common stock reserved for future issuance under our stock option plan;

  . 150,000 shares of common stock subject to options that were issued outside of our stock option plan;

  . 10,452,000 shares of common stock subject to outstanding warrants to purchase common stock at an exercise price of $1.53 per share;

  . 177,054 shares of common stock subject to outstanding warrants to purchase Series C preferred stock at an exercise price of $1.53 per share;

  . 4,000,000 shares of common stock subject to outstanding warrants to purchase common stock at an exercise price of $15.00 per share; and

  .      shares of common stock to be issued according to the over-allotment option.

    In addition, from July 1, 2000 through October 31, 2000, we granted options to purchase 6,914,158 shares of our common stock under our stock option plan with a weighted average exercise price of $1.16 per share and 400,000 shares of our common stock outside of our stock option plan at an exercise price of $1.55 per share.

    Except as otherwise indicated, information in this prospectus:

  . reflects a three-for-one stock split of our common stock effective on August 11, 2000 and a two-for-one stock split of our common stock effective on November 6, 2000; and

  . assumes no exercise of the over-allotment option to purchase additional shares of common stock granted to the underwriters.

                             Summary Financial Data
                (in thousands, except share and per share data)

    The following tables contain financial data that should be read together with our financial statements and the notes relating to those statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The acquisition pro forma information below reflects the acquisition of Astarte through the issuance of 7,500,000 shares of common stock and the issuance of 3,000,000 shares of common stock in connection with our license of intellectual property from AT&T.

                           Period from          Year Ended                 Six Months Ended
                            Inception          December 31,                    June 30,
                          (May 8, 1997) ----------------------------- ----------------------------
                             through                      Acquisition                  Acquisition
                          December 31,                     Pro forma                    Pro forma
                              1997       1998     1999       1999      1999    2000       2000
                          ------------- -------  -------  ----------- ------  -------  -----------
                                                                       (unaudited)
Statement of operations
 data:
Revenue.................     $   55     $ 1,364  $ 5,227    $7,137    $1,063  $ 7,585    $8,269
Non-cash charges related
 to equity issuances....         --          --      559       559        --      371       371
Revenue, net of non-cash
 charges related to
 equity issuances.......         55       1,364    4,668     6,578     1,063    7,214     7,898
Gross profit............         43         104      786       909       152    2,153     2,332
Total operating
 expenses...............      6,413      20,887   20,423    54,938     9,429   23,225    41,339
Operating loss..........      6,370      20,783   19,637    54,029     9,277   21,072    39,007
Net loss................      5,265      20,510   19,799    54,244     9,428   19,445    37,565
Basic and diluted net
 loss per share.........      (1.69)      (4.83)   (3.71)    (3.43)    (1.78)   (1.00)    (1.25)
Weighted average shares
 used in computing basic
 and diluted net loss
 per share..............      3,108       4,245    5,335    15,835     5,285   19,453    29,953
Pro forma basic and
 diluted net loss per
 share (unaudited)......                         $ (0.18)                     $ (0.15)
Weighted average shares
 used in computing pro
 forma basic and diluted
 net loss per share
 (unaudited)............                         109,894                      132,843

    The pro forma summary balance sheet data as of June 30, 2000 reflects:

  . the automatic conversion of our Series A, B, C and D preferred stock outstanding as of June 30, 2000 into 113,389,848 shares of common stock upon the completion of this offering based on a one-to-six conversion ratio;

  . the automatic conversion of our Series E preferred stock into 15,588,028 shares of common stock upon the completion of this offering, assuming an initial public offering price of $14.00 per share, the mid-point of the range shown on the cover page of this prospectus;

  . the issuance of 3,000,000 shares of common stock to AT&T in connection with our license of intellectual property from AT&T;

  . the issuance of 7,500,000 shares of common stock to the former stockholders of Astarte; and

  . the issuance of 666,666 shares of common stock to officers and affiliates of Qwest.

    The pro forma as adjusted summary balance sheet data as of June 30, 2000 reflects the sale of 17,500,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, the mid-point of the range shown on the cover page of this prospectus, after deducting the estimated underwriting discount and offering expenses.

                              As of June 30, 2000
                         ------------------------------
                                           Pro Forma As
                         Actual  Pro Forma   Adjusted
                         ------- --------- ------------
                                  (unaudited)
Balance sheet data:
Cash and cash
 equivalents............ $30,228 $253,199    $478,049
Working capital.........  34,628  254,921     479,771
Total assets............  53,412  436,770     661,620
Long-term portion of
 capital lease
 obligations............   1,080    1,116       1,116
Long-term obligations,
 less current portion...     913      913         913
Total stockholders'
 equity.................  39,686  419,857     644,707

--------

    See note 2 of the notes to our financial statements for a description of the method that we used to compute our pro forma basic and diluted net loss per share.

                                  RISK FACTORS

    Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all other information contained in this prospectus, including our financial statements and the related notes, before you purchase any shares of our common stock.

              Risks Related to Our Business and Financial Results

We have incurred significant losses to date and expect to continue to incur losses in the future, which may cause our stock price to decline.

    We have not recognized meaningful revenue and have incurred significant losses to date. We expect to continue to incur losses in the future. We had net losses of $19.8 million for the year ended December 31, 1999 and $19.4 million for the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of $65.0 million. We have large fixed expenses and expect to continue to incur significant manufacturing, research and development, sales and marketing, administrative and other expenses in connection with the ongoing development and expansion of our business. We expect these operating expenses to increase significantly as we increase our spending in order to develop and grow our business. In order to become profitable, we will need to generate and sustain higher revenue. If we do not generate sufficient revenues to achieve or sustain profitability, our stock price will likely decline.

Our limited operating history makes forecasting our future revenues and operating results difficult, which may impair our ability to manage our business and your ability to assess our prospects.

    We began our business operations in May 1997 and shipped our first product in January 1999. We have limited meaningful historical financial and operational data upon which we can base projected revenues and planned operating expenses and upon which you may evaluate us and our prospects. As a young company in the new and rapidly evolving optical switching industry, we face risks relating to our ability to implement our business plan, including our ability to continue to develop and upgrade our technology and our ability to maintain and develop customer and supplier relationships. You should consider our business and prospects in light of the heightened risks and unexpected expenses and problems we may face as a company in an early stage of development in our industry.

We expect that substantially all of our revenues will be generated from a limited number of customers, including Cable & Wireless, Dynegy Connect and Qwest. The termination or deterioration of our relationship with these customers will have a significant negative impact on our revenue and cause us to continue to incur substantial operating losses.

    For the six months ended June 30, 2000, we have derived virtually all of our revenue from sales under our contract with Extant, which was recently transferred to Dynegy Connect. We anticipate that substantially all of our revenues for the foreseeable future will be derived from Cable & Wireless, Dynegy Connect and Qwest.

    Dynegy has announced that it plans to proceed with Extant's planned network build-out. Dynegy may, however, change its plans at any time and determine not to proceed with the build-out on a timely basis or at all. If Dynegy Connect were to stop or delay purchasing products or services from us, or reduce the amount of products or services that it obtains from us, our revenues would be reduced.

    In addition, although Dynegy Connect has agreed to purchase its full requirements for optical switches from us for the first three years of the contract, Dynegy Connect is not contractually obligated to purchase future products or services from us and may discontinue doing so at any time. Dynegy Connect is permitted to terminate the agreement for, among other things, a breach of our material obligations under the contract.

    Under our agreement with Cable & Wireless, Cable & Wireless has made a commitment to purchase a minimum of $350 million of our optical switches over the next five years. Our agreement with Cable & Wireless gives Cable & Wireless the right to reduce its minimum purchase commitment from $350 million to $200 million if we do not maintain a technological edge so that there exists in the marketplace superior technology that we have not matched. Our agreement with Cable & Wireless also permits Cable & Wireless to terminate the agreement upon breach of a variety of our obligations under the contract.

    Under our agreement with Qwest, Qwest has made a commitment to purchase a minimum of $300 million of our optical switches over the next three years. Our agreement with Qwest allows Qwest, through binding arbitration, to terminate the agreement upon breach of a variety of our obligations under the contract.

    If any of our current customers elect to terminate their contracts with us or if they fail to purchase our products for any reason, we would lose significant revenue and incur substantial operating losses, which would seriously harm our ability to build a successful business.

If we do not attract new customers, our revenue may not increase.

    We are currently very dependent on a limited number of customers. We must expand our customer base in order to succeed. If we are not able to attract new customers who are willing to make significant commitments to purchase our products and services for any reason, including if there is a downturn in their businesses, our business will not grow and our revenues will not increase. Our customer base and revenues will not grow if:

  . customers are unwilling or slow to utilize our products;

  . we experience delays or difficulties in completing the development and introduction of our planned products or product enhancements;

  . our competitors introduce new products that are superior to our products;

  . our products do not perform as expected; or

  . we do not meet our customers' delivery requirements.

If our line of optical switches is not accepted by our target market and is not a commercial success, our future revenues will not grow.

    We began to focus on the marketing and the selling of optical switches in the second quarter of 1999. No service provider has fully deployed our optical switches in a large, complex network. Our future revenue growth depends on the commercial success and adoption of our optical switches.

    We are developing new products and enhancements to existing products. We may not be able to develop new products or product enhancements in a timely manner, or at all. Any failure to develop new products or product enhancements will substantially decrease market acceptance and sales of our present and future products. Any failure to develop new products or product enhancements could also delay purchases by our customers under their contracts, or, in some cases, could cause us to be in breach under our contracts with our customers. Even if we are able to develop and commercially introduce new products and enhancements, these new products or enhancements may not achieve widespread market acceptance and may not be satisfactory to our customers. Any failure of our future products to achieve market acceptance or be satisfactory to our customers could slow or eliminate our revenue growth.

Due to the long and variable sales cycles for our products, our revenues and operating results may vary significantly from quarter to quarter. As a result, our quarterly results may be below the expectations of market analysts and investors, causing the price of our common stock to decline.

    Our sales cycle is lengthy because a customer's decision to purchase our products involves a significant commitment of its resources and a lengthy evaluation, testing and product qualification process. We may incur substantial expenses and devote senior management attention to potential relationships that may never materialize, in which event our investments will largely be lost and we may miss other opportunities. In addition, after we enter into a contract with a customer, the timing of deployment of our products may vary widely and will depend on a number of factors, many of which are beyond our control, including:

  . specific network deployment plans of the customer;

  . installation skills of the customer;

  . size of the network deployment;

  . complexity of the customer's network; and

  . degree of hardware and software changes required.

    For example, customers with significant or complex networks usually expand their networks in large increments on a periodic basis. Accordingly, we may receive purchase orders for significant dollar amounts on an irregular and unpredictable basis. The long sales cycles, as well as the placement of large orders with short lead times on an irregular and unpredictable basis, may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter. As a result, it is likely that in some future quarters our operating results may be below the expectations of market analysts and investors, which could cause the trading price of our common stock to decline.

We expect the average selling prices of our products to decline, which may reduce revenues and gross margins.

    Our industry has experienced a rapid erosion of average product selling prices. Consistent with this general trend, we anticipate that the average selling prices of our products will decline in response to a number of factors, including:

  . competitive pressures;

  . increased sales discounts; and

  . new product introductions by our competitors.

    If we are unable to achieve sufficient cost reductions and increases in sales volumes, this decline in average selling prices of our products will reduce our revenues and gross margins.

We will be required to record significant non-cash charges as a result of warrants, options and other equity issuances. These non-cash charges will adversely affect our future operating results and investors may consider this impact material, in which case the price of our common stock could decline.

    The warrants held by affiliates of Dynegy Connect allow them to purchase 10,452,000 shares of our common stock at $1.53 per share. When we granted the warrant, the majority of shares subject to the warrants were scheduled to become exercisable as Dynegy Connect met specified milestones during the term of our contract. We recorded non-cash charges of approximately $2.0 million related to the warrant through June 30, 2000. A non-cash charge of approximately $1.1 million was recorded to sales and marketing expense to reflect the fair market value of the shares vested subject to the warrant at the grant date. Charges of $559,000 and $371,000 have been recorded as an offset to revenue for the year ended December 31,1999 and the six-month period ending June 30, 2000, respectively, to reflect the fair value of the shares subject to the warrant earned by Dynegy Global Communications based upon purchases through that date. As of November 2, 2000, we amended the warrant agreement to immediately vest all of the remaining shares subject to the warrant. The revised agreement provides that the warrant becomes exercisable based on the schedule of milestones previously contained in the warrant. If the milestones are not reached by March 31, 2005, the remaining unexercised shares subject to the warrant shall then become exercisable. In connection with the execution of this amendment, we expect to incur a non-cash charge of approximately $90.6 million. This charge will be recorded as a reduction of revenue as we realize revenue from this contract. The amount of the charge was calculated using the Black-Scholes option pricing model.

    As part of our agreement with Qwest, we issued two warrants to a wholly-owned subsidiary of Qwest to purchase 4,000,000 shares of our common stock at an exercise price of $15.00 per share. The 4,000,000 shares subject to the warrants were vested when we issued the warrants. One of the warrants is exercisable as to 2,000,000 shares. The other warrant becomes exercisable with respect to the remaining 2,000,000 shares at the earlier of Qwest meeting specified milestones during the term of our procurement contract or five years from the date of the agreement. The fair market value of the issued warrants, approximately $34.5 million, will be recorded as a reduction of revenue related to the Qwest procurement contract.

    We incurred significant additional non-cash charges associated with our acquisition of Astarte and our acquisition of an intellectual property license from AT&T. The goodwill and intangible assets associated with the Astarte acquisition were approximately $115.0 million. The intangible asset associated with the acquisition of the AT&T license is approximately $45.0 million.

    In addition, we have recorded deferred compensation expense and have begun to amortize non-cash charges to earnings as a result of options and other equity awards granted to employees at prices deemed to be below fair market value on the dates of grant. Our future operating results will reflect the continued amortization of those charges over the vesting period of these options and awards.

    All of the non-cash charges referred to above will negatively impact future operating results. It is possible that some investors might consider the impact on operating results to be material, which could result in a decline in the price of our common stock.

                         Risks Related to Our Products

Our products may have errors or defects that we find only after full deployment, or problems may arise from the use of our products in conjunction with other vendors' products, which could, among other things, make us lose customers and revenues.

    Our products are complex and are designed to be deployed in large and complex networks. Our products can only be fully tested when completely deployed in these networks, with high amounts of traffic. To date, no service provider has fully deployed our optical switches in a large, complex network. Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our customers may discover errors or defects in our software or hardware, or our products may not operate as expected after they have been fully deployed. In addition, service providers typically use our products in conjunction with products from other vendors. As a result, if problems occur, it may be difficult to identify the source of the problem.

    If we are unable to fix any defects or errors or other problems arise, we could:

  . lose revenues;

  . lose existing customers;

  . fail to attract new customers and achieve market acceptance;

  . divert development resources;

  . increase service and repair, warranty and insurance costs; and

  . be subjected to legal actions for damages by our customers.

If our products do not operate within our customers' networks, installations will be delayed or cancelled, reducing our revenues, or we may have to modify some of our product designs. Product modifications could increase our expenses and reduce the margins on our products.

    Our customers require that our products be designed to operate within their existing networks, each of which may have different specifications. Our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. If our products do not operate within our customers' networks, installations could be delayed and orders for our products could be cancelled, causing our revenues to decline. The requirement that we modify product designs in order to achieve a sale may result in a longer sales cycle, increased research and development expense and reduced margins on our products.

If our products do not meet industry standards that may emerge, or if some industry standards are not ultimately adopted, we will not gain market acceptance and our revenues will not grow.

    Our success depends, in part, on both the adoption of industry standards for new technologies in our market, and our products' compliance with industry standards. To date, no industry standards have been adopted related to some functions of our products. The absence of an industry standard may prevent market acceptance of our products if potential customers delay purchases of new equipment until standards are adopted. In addition, in developing our products, we have made, and will continue to make, assumptions about the industry standards that may be adopted by our competitors and existing and potential customers. If the standards adopted are different from those which we have chosen to support, customers may not choose our products, and our sales and related revenues will be significantly reduced.

If we do not establish and increase our market share in the intensively competitive optical networking market, we will experience, among other things, reduced revenues and gross margins.

    Due to the lengthy sales cycles, testing and deployment process and manufacturing constraints associated with large-scale deployments of our products, we may lose any advantage that we might have by being the first to market with an optical switch prior to achieving significant market penetration. If we do not compete successfully in the intensely competitive market for public telecommunications network equipment, we will:

  . not be able to obtain or retain customers;

  . experience price reductions for our products;

  . experience order cancellations;

  . experience increased expenses; and

  . experience reduced gross margins.

    Many of our competitors, in comparison to us, have:

  . longer operating histories;

  . greater name recognition;

  . larger customer bases; and

  . significantly greater financial, technical, sales, marketing, manufacturing and other resources.

    These competitors may be able to reduce our market share by adopting more aggressive pricing policies than we can or by developing products that gain wider market acceptance than our products.

                 Risks Related to the Expansion of Our Business

If the optical switching market does not develop as we expect, our operating results will be negatively affected and our stock price could decline.

    The market for optical switching is extremely new and rapidly evolving. Optical switching may not be widely adopted as a method by which service providers address their data capacity requirements. In addition, most service providers have made substantial investments in their current network and are typically reluctant to adopt new and unproven technologies. They may elect to remain with their current network design or to adopt a new design, like ours, in limited stages or over extended periods of time. A decision by a customer to purchase our product involves a significant capital investment. We will need to convince service providers of the benefits of our products for future network upgrades. As a result, a viable market for our products may not develop or be sustainable. If the market for optical switching does not develop, or develops more slowly than we expect, our operating results will be below our expectations and the price of our common stock could decline.

If we do not respond rapidly to technological changes and anticipate evolving customer requirements, customers will not buy our products and we could lose revenues.

    We may be unable to anticipate or respond quickly or effectively to rapid technological changes. Also, we may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development and introduction of new products and enhancements. In addition, if our competitors introduce products based on new or alternative technologies, our existing and future products could become obsolete and our sales could decrease.

    Our customers may require product features and capabilities that our current products do not have. If we fail to develop or enhance our products or offer services that satisfy evolving customer demands, we will not be able to satisfy our existing customers' requirements or increase demand for our products. If this happens, we will lose customers, our operating results will be negatively impacted and the price of our common stock could decline.

If we do not expand our sales, marketing and distribution channels, we may be unable to increase market awareness and sales of our products, which may prevent us from increasing our sales and achieving and maintaining profitability.

    Our products require a sophisticated sales and marketing effort targeted towards a limited number of key individuals within our current and prospective customers' organizations. Our success will depend, in part, on our ability to develop and manage these relationships. We are in the process of building our direct sales and marketing force and plan to hire additional sales and marketing personnel and consulting engineers. Competition for these individuals is intense because there is a limited number of people available with the necessary technical skills and understanding of the optical switching market. In addition, we believe that our success will depend on our ability to establish successful relationships with various distribution partners. If we are unable to expand our sales, marketing and distribution operations, we may not be able to effectively market and sell our products, which may prevent us from increasing our sales and achieving and maintaining profitability.

If we do not expand our customer service and support organization, we may be unable to increase our sales.

    We currently have a small customer service and support organization and will need to increase our staff to support new and existing customers. Our products are complex and our customers need highly-trained customer service and support personnel to be available at all hours. We are likely to have difficulty hiring customer service and support personnel because of the limited number of people available with the necessary technical skills. If we are unable to expand our customer service and support organization and rapidly train these personnel, we may not be able to increase our sales, which could cause the price of our stock to decline.

Our failure to manage our growth, improve existing processes and implement new systems could result in lost sales or disruptions to our business.

    We have expanded our operations rapidly since our inception in May 1997. Our growth has placed, and we anticipate that our growth will continue to place, a significant strain on our management systems and resources. Our ability to successfully sell our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. From June 30, 1999 to June 30, 2000, the number of our employees increased from 85 to 234. We expect that we will need to continue to refine and expand our financial, managerial and manufacturing controls and reporting systems. If we are unable to implement adequate control systems in an efficient and timely manner, our operations could be adversely affected and our growth could be impaired, which could cause the price of our stock to decline.

If we are not able to hire and retain qualified personnel, or if we lose key personnel, we may be unable to compete or grow our business.

    We believe our future success will also depend, in large part, on our ability to identify, attract and retain sufficient numbers of highly-skilled employees, particularly qualified sales and engineering personnel. We may not succeed in identifying, attracting and retaining these personnel. Further, competitors and other entities may attempt to recruit our employees. If we are unable to hire and retain adequate staffing levels, we may not be able to increase sales of our products, which could cause the price of our stock to decline.

    Our future success depends to a significant degree on the skills and efforts of Harry J. Carr, our Chief Executive Officer and Chairman of the Board, Krishna Bala, our Chief Technology Officer, and other key executive officers and members of our senior management. These employees have critical industry experience and relationships that we rely on to implement our business plan. We currently do not have "key person" life insurance policies covering any of our employees. If we lose the services of Mr. Carr, Dr. Bala or one or more of our other key executive officers and senior management members, we may not be able to grow our business as we expect, and our ability to compete could be harmed, causing our stock price to decline.

If we become subject to unfair hiring claims, we could incur substantial costs in defending ourselves.

    We may become subject to claims from companies in our industry whose employees accept positions with us that we have engaged in unfair hiring practices or inappropriately taken or benefited from confidential or proprietary information. These claims may result in material litigation or judgments against us. We could incur substantial costs in defending ourselves or our employees against these claims, regardless of the merits of the claims. In addition, defending ourselves from these claims could divert the attention of our management away from our core business, which could cause our financial performance to suffer.

We do not have significant experience in international markets and may have unexpected costs and difficulties in developing international revenues.

    We plan to expand the marketing and sales of our products internationally. This expansion will require significant management attention and financial resources to successfully develop international sales and support channels. We will face risks and challenges that we do not have to address in our U.S. operations, including:

  . currency fluctuations and exchange control regulations;

  . changes in regulatory requirements in international markets;

  . expenses associated with developing and customizing our products for foreign countries;

  . reduced protection for intellectual property rights; and

  . compliance with international technical and regulatory standards that differ from domestic standards.

    If we do not successfully overcome these risks and challenges, our international business will not achieve the revenue or profits that we expect.

We may not be able to obtain additional capital to fund our existing and future operations.

    At June 30, 2000, we had approximately $30.2 million in cash, cash equivalents and marketable securities. In September 2000, we raised approximately $212.7 million in connection with the sale of our Series E preferred stock. We believe that our available cash, including the proceeds from our recent private placement of Series E preferred stock, combined with net proceeds from this offering, our line of credit facilities and cash anticipated to be available from future operations, will enable us to meet our working capital requirements for the next 12 months. The development and marketing of new products, however, and the expansion of our direct sales operation and associated customer support organization, will require a significant commitment of resources. As a result, we may need to raise substantial additional capital. We may not be able to obtain additional capital at all, or upon acceptable terms. If we are unable to obtain additional capital on acceptable terms, we may be required to reduce the scope of our planned product development and marketing and sales efforts. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of additional securities could result in dilution to our existing stockholders. If additional funds are raised through the issuance of debt securities, their terms could impose additional restrictions on our operations.

If we make acquisitions, our stockholders could be diluted and we could assume additional contingent liabilities. In addition, if we fail to successfully integrate or manage the acquisitions we make, our business would be disrupted and we could lose sales.

    We may, as we did recently with the Astarte acquisition, consider investments in complementary businesses, products or technologies. In the event of any future acquisitions, we could:

  . issue stock that would dilute our current stockholders' percentage ownership;

  . incur debt that will give rise to interest charges and may impose material restrictions on the manner in which we operate our business;

  . assume liabilities;

  . incur amortization expenses related to goodwill and other intangible assets; or

  . incur large and immediate write-offs.

    We also face numerous risks, including the following, in operating and integrating any acquired business, including Astarte:

  . problems combining the acquired operations, technologies or products;

  . diversion of management's time and attention from our core business;

  . adverse effects on existing business relationships with suppliers and customers;

  . risks associated with entering markets in which we have no or limited prior experience; and

  . potential loss of key employees, particularly those of acquired companies.

    We may not be able to successfully integrate businesses, products, technologies or personnel that we might acquire in the future. If we fail to do so, we could experience lost sales or disruptions to our business.

The communications industry is subject to government regulations. These regulations could negatively affect our growth and reduce our revenues.

    Our products and our customers' products are subject to Federal Communications Commission rules and regulations. Current and future Federal Communications Commission rules and regulations affecting communications services or our customers' businesses or products could negatively affect our business. In addition, international regulatory standards could impair our ability to develop products for international service providers in the future. We may not obtain or maintain all of the regulatory approvals that may, in the future, be required to operate our business. Our inability to obtain these approvals, as well as any delays caused by our compliance and our customers' compliance with regulatory requirements could result in postponements or cancellations of our product orders, which would significantly reduce our revenues.

                   Risks Related to Our Product Manufacturing

One of our suppliers, Lucent Technologies, Inc., is both an important source for our key components and a major competitor. If Lucent stops supplying us with components, we may experience manufacturing delays, which could harm our customer relationships.

    We currently contract with Lucent Technologies, Inc. to supply us with optical transceivers. We recently terminated a reseller relationship with Lucent which had resulted in no revenue to either party. Lucent is an important supplier of optical transceivers, which are a critical component of our optical networking switches. Lucent is also one of our major competitors since it develops and markets products similar to ours. If Lucent determines not to supply us with optical transceivers, we will have to rely on other sources, and may experience difficulties and delays in manufacturing our products, which could damage our customer relationships.

If we fail to predict our manufacturing and component requirements accurately, we could incur additional costs or experience manufacturing delays, which could harm our customer relationships.

    We provide forecasts of our demand to our contract manufacturers and component vendors up to six months prior to scheduled delivery of products to our customers. In addition, lead times for materials and components that we order are long and depend on factors such as the procedures of, or contract terms with, a specific supplier and demand for each component at a given time. If we overestimate our requirements, we may have excess inventory, which could increase our costs and harm our relationship with our contract manufacturers and component vendors due to unexpectedly reduced future orders. If we underestimate our requirements, we may have an inadequate inventory of components and optical assemblies, which could interrupt manufacturing of our products, result in delays in shipments to our customers and damage our customer relationships.

Some of the optical components used in our products are in short supply. This shortage could inhibit our ability to manufacture our products and we could lose revenue and market share.

    There is currently an industry-wide shortage of some optical components due to rapidly increasing demand. For some of these components, there can be waiting periods of six months or more between placement of an order and receipt of the components. In the case of some optical components in short supply, component suppliers have imposed strict allocations that limit the number of these components they will supply to a given customer in a specified time period. These suppliers may choose to increase allocations to larger, more established companies, which could reduce our allocations and harm our ability to manufacture our products. If we are not able to manufacture and ship our products on a timely basis, we could lose revenue, our reputation could be harmed and customers may find our competitors' products more attractive.

Any disruption in our manufacturing relationships may cause us to fail to meet our customers' demands, damage our customer relationships and cause us to lose revenue.

    We rely on a small number of contract manufacturers to manufacture our products in accordance with our specifications and to fill orders on a timely basis. We recently entered into an agreement to subcontract the manufacturing of a substantial portion of our products to Solectron Corporation, an independent manufacturer. The agreement has a one-year term, is renewable annually and can be terminated with 90 days notice by either party. Solectron or our other contract manufacturers may not always have sufficient quantities of inventory available to fill our orders or may not allocate their internal resources to fill these orders on a timely basis.

    We currently do not have long-term contracts with any of our manufacturers. As a result, our contract manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. If for any reason these manufacturers were to stop satisfying our needs without providing us with sufficient warning to procure an alternate source, our ability to sell our products could be harmed. In addition, any failure by our contract manufacturers to supply us with our products on a timely basis could result in late deliveries. Our inability to meet our delivery deadlines could adversely affect our customer relationships and, in some instances, result in termination of these relationships or potentially subject us to litigation. Qualifying a new contract manufacturer and commencing volume production is expensive and time-consuming and could significantly interrupt the supply of our products. If we are required or choose to change contract manufacturers, we may damage our customer relationships and lose revenues.

We purchase several of our key components from single or limited sources. If we are unable to obtain these components on a timely basis, we will not be able to meet our customers' product delivery requirements, which could harm our reputation and decrease our sales.

    We purchase several key components from single or, in some cases, limited sources. We do not have long-term supply contracts for these components. If any of our sole or limited source suppliers experience capacity constraints, work stoppages or any other reduction or disruption in output, they may not be able or may choose not to meet our delivery schedules. Also, our suppliers may:

  . enter into exclusive arrangements with our competitors;

  . be acquired by our competitors;

  . stop selling their products or components to us at commercially reasonable prices;

  . refuse to sell their products or components to us at any price; or

  . be unable to obtain or have difficulty obtaining components for their products from their suppliers.

    If supply for these key components is disrupted, we may be unable to manufacture and deliver our products to our customers on a timely basis, which could result in lost or delayed revenue, harm to our reputation, increased manufacturing costs and exposure to claims by our customers. Even if alternate suppliers are available to us, we may have difficulty identifying them in a timely manner, we may incur significant additional expense and we may experience difficulties or delays in manufacturing our products. Any failure to meet our customers' delivery requirements could harm our reputation and decrease our sales.

Our ability to compete could be jeopardized and our business plan seriously compromised if we are unable to protect from third-party challenges the development and maintenance of the proprietary aspects of the optical networking products and technology we design.

    Our products utilize a variety of proprietary rights that are critical to our competitive position. Because the technology and intellectual property associated with our optical networking products is evolving and rapidly changing, our ability to protect our intellectual property rights is limited. We rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to protect the intellectual property utilized in our products. For example, we enter into confidentiality or license agreements with our employees, consultants, corporate partners and customers and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Also, it is possible that no patents or trademarks will be issued from our currently pending or future patent or trademark applications. Because legal standards relating to the validity, enforceability and scope of protection of patent and intellectual property rights in new technologies are uncertain and still evolving, the future viability or value of our intellectual property rights is uncertain. Moreover, effective patent, trademark, copyright and trade secret protection may not be available in some countries in which we distribute or may anticipate distributing our products. Furthermore, our competitors may independently develop similar technologies that limit the value of our intellectual property or design around patents issued to us. If competitors are able to use our technology, our competitive edge would be reduced or eliminated.


If necessary licenses of third-party technology are not available to us or are very expensive, our products could become obsolete and our business seriously harmed because we could have to limit or cease the development of some of our products.

    We currently license technology, and we may occasionally be required to license additional technology from third parties or expand the scope of current licenses to sell or develop our products. Existing and future third-party licenses may not be available to us on commercially-reasonable terms, if at all. Our inability to maintain, expand or obtain any third-party license required to sell or develop our products could require us to obtain substitute technology of lower quality or performance standards or at greater cost or limit or cease the sale or development of certain products or services. If these events occur, we may not be able to increase our sales and our revenue and profitability could decline.

We could become subject to litigation regarding the intellectual property utilized in our products, which would be costly to us and distract our management team, and could subject us to liability for damages and diminish our proprietary rights.

    Although we have not been involved in any intellectual property litigation, we or our customers may be a party to litigation in the future to protect the intellectual property utilized in our products or as a result of an allegation that we infringe the intellectual property of others. Any parties asserting that our products infringe upon their proprietary rights could force us to defend ourselves and, pursuant to the indemnification provisions of some of our customer and supplier contracts, possibly our customers or manufacturers against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and weaken the extent of, or lose the protection offered by, our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert our management's time and attention. This litigation could also compel us to do one or more of the following:

  . stop selling, incorporating or using our products that use the challenged intellectual property;

  . obtain from the owner of the infringed intellectual property right a license to make, use or sell the relevant technology, which license may not be available on reasonable terms, or at all;

  . redesign those products that use the technology; and

  . pay monetary damages for past infringement of third-party intellectual property rights.


                         Risks Related to this Offering

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.

    Our directors and principal stockholders and entities affiliated with them will own approximately 55.6% of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, will be able to control all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. These stockholders or their affiliates may even acquire additional equity in the future. The concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

A market for our common stock may not develop, which will inhibit your ability to sell our common stock. If a market does develop, the trading price for our common stock is likely to be highly volatile. This makes your investment in our common stock more risky and litigation more likely.

    Before this offering, there was no public trading market for our common stock. A market may not develop or be sustained after this offering. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after this offering or to any other established criteria of our value.

    In addition, the trading price of our common stock is likely to be volatile. The market for technology companies, including companies whose business involves some aspect of optical networking, has recently experienced substantial price and volume fluctuations, which often have been unrelated or disproportionate to the operating performance of those companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

If a substantial number of shares becomes available for sale and is sold in a short period of time, the market price of our common stock could decline.

    If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease. Based on shares outstanding as of June 30, 2000, upon consummation of this offering, we will have outstanding 203,575,238 shares of common stock. Other than the shares of common stock sold in this offering,
approximately          shares will immediately be eligible for sale in the
public market. Most of our stockholders will be subject to agreements with the underwriters or us that restrict their ability to transfer their stock for periods varying from 90 to 180 days from the date of this prospectus, subject to a few exceptions. For a detailed description of these exceptions, see "Underwriting". After all of these agreements expire, an aggregate of additional shares will be eligible for sale in the public market. For a detailed discussion of the shares eligible for future sale, see "Shares Eligible for Future Sale".

Management will have broad discretion as to how we use the proceeds of this offering, and we may not use these proceeds in a way that increases our profitability.

    Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. We have not committed the net proceeds of this offering to any particular purpose at this time. The net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Also, pending applications of the proceeds, our management may place the proceeds in investments that do not produce income or that lose value.


As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances.

    The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $11.62 a share, assuming a public offering price of $14.00, the mid-point of the range shown on the cover page of this prospectus. The exercise of outstanding options and warrants and future equity issuances will result in further dilution.

We have various mechanisms in place to discourage takeover attempts that could suppress our stock price and delay or prevent transactions that many stockholders may favor.

    Our amended and restated certificate of incorporation and our bylaws that will be effective on the completion of this offering will contain provisions that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

  . authorizing the issuance of shares of blank check preferred stock;

  . prohibiting cumulative voting in the election of directors;

  . prohibiting stockholders from calling stockholders' meetings;

  . providing for a classified board of directors with staggered, three-year terms; and

  . prohibiting stockholder action by written consent.

    These provisions could delay or prevent transactions that our stockholders may favor. In addition, Section 203 of the Delaware General Corporation Law prohibits us from engaging in a business combination with any of our interested stockholders for three years after such stockholder became an interested stockholder unless specified conditions are met. For information regarding these and other provisions, see "Description of Capital Stock".

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of Internet use and telecommunications data traffic. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

                                USE OF PROCEEDS

    We estimate that our net proceeds from the sale of the 17,500,000 shares of common stock we are offering at an assumed initial public offering price of $14.00 will be approximately $224.9 million, or $259.0 million if the underwriters exercise their over-allotment option in full, after deducting the estimated underwriting discount and offering expenses.

    The principal purposes of this offering are to:

  . increase working capital;

  . create a public market for our common stock;

  . enhance our ability to acquire other businesses, products or technologies; and

  . facilitate future access to public equity markets.

    We expect to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies or products that are complementary to our business. We have not determined the amounts we plan to spend on any of the uses described above or the timing of these expenditures. Accordingly, our management will have considerable discretion in the application of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock or other securities and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion and development of our business.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 2000:

  . on an actual basis;

  . on a pro forma basis to reflect:

     . the automatic conversion of our Series A, B, C and D preferred stock outstanding as of June 30, 2000 into 113,389,848 shares of common stock upon the completion of this offering based on a one-to-six conversion ratio;

     . the automatic conversion of our Series E preferred stock into 15,588,028 shares of common stock upon the completion of this offering, assuming an initial public offering price of $14.00 per share, the mid-point of the range shown on the cover page of this prospectus;

     . the issuance of 3,000,000 shares of common stock to AT&T in connection with our license of intellectual property from AT&T;

     . the issuance of 7,500,000 shares of common stock to the former stockholders of Astarte; and

     . the issuance of 666,666 shares of common stock to officers and affiliates of Qwest.

  . on a pro forma as adjusted basis to reflect:

     . the sale of 17,500,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, the mid-point of the range shown on the cover page of this prospectus, after deducting the estimated underwriting discount and offering expenses.

                                                As of June 30, 2000
                                       ---------------------------------------
                                                                   Pro Forma
                                         Actual      Pro Forma    As Adjusted
                                       -----------  ------------  ------------
Long-term portion of notes payable.... $   912,808  $    912,808  $    912,808
Long-term portion of capital lease
 obligations..........................   1,080,160     1,116,325     1,116,325
Stockholder's Equity:
  Common stock, $0.001 par value,
   900,000,000 authorized, 45,930,696
   shares issued and
   outstanding,185,036,036 issued and
   outstanding pro forma and
   203,575,238 issued and outstanding
   pro forma as adjusted..............      45,931        92,605       110,105
  Preferred stock, Series A, $0.001
   par value, 10,322,917 shares
   authorized, 10,089,584 shares
   issued and outstanding, -0- shares
   outstanding pro forma and pro forma
   as adjusted........................      10,091           --            --
  Preferred stock, Series B, $0.001
   par value, 233,333 shares
   authorized, 233,333 shares issued
   and outstanding, -0- shares
   outstanding pro forma
   and pro forma as adjusted..........         233           --            --
  Preferred stock, Series C, $0.001
   par value, 2,593,974 shares
   authorized, 2,564,465 shares issued
   and outstanding, -0- shares
   outstanding
   pro forma and pro forma as
   adjusted...........................       2,565           --            --
  Preferred stock, Series D, $0.001
   par value, 6,010,926 shares
   authorized, 6,010,926 shares issued
   and outstanding, -0- shares
   outstanding
   pro forma and pro forma as
   adjusted...........................       6,011           --            --
  Preferred stock, Series E, $0.001
   par value, 7,500,000 shares
   authorized, -0- shares issued
   and outstanding....................         --            --            --
Additional paid-in capital............ 150,242,582   530,385,585   755,218,085
Notes receivable...................... (37,995,430)  (37,995,430)  (37,995,430)
Accumulated deficit................... (65,019,587)  (65,019,587)  (65,019,587)
Deferred employee compensation........  (7,606,228)   (7,606,228)   (7,606,228)
                                       -----------  ------------  ------------
    Total stockholders' equity........  39,686,168   419,856,945   644,706,945
                                       -----------  ------------  ------------
      Total capitalization............ $41,679,136  $421,886,078  $646,736,078
                                       ===========  ============  ============

    The outstanding share information in the preceding table excludes:

  . 31,993,056 shares of common stock subject to options outstanding under our stock option plan with a weighted average exercise price of $0.95 per share;

  . 5,518,320 shares of common stock reserved for future issuance under our stock option plan;

  . 150,000 shares of common stock subject to options that were issued outside of our stock option plan;

  . 10,452,000 shares of common stock subject to outstanding warrants to purchase common stock at an exercise price of $1.53 per share;

  . 177,054 shares of common stock subject to outstanding warrants to purchase Series C preferred stock at an exercise price of $1.53 per share;

  . 4,000,000 shares of common stock subject to outstanding warrants to purchase common stock at an exercise price of $15.00 per share; and

  .       shares of common stock to be issued according to the over-
    allotment option.

                                    DILUTION

    If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

    The pro forma net tangible book value of our common stock as of June 30, 2000 was $260.0 million, or approximately $1.40 per share assuming the conversion of all outstanding shares of preferred stock into shares of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the pro forma number of shares of common stock outstanding after giving effect to:

  . the automatic conversion of our Series A, B, C and D preferred stock outstanding as of June 30, 2000 into 113,389,848 shares of common stock upon the completion of this offering based on a one-to-six conversion ratio;

  . the automatic conversion of our Series E preferred stock into 15,588,028 shares of common stock upon the completion of this offering, assuming an initial public offering price of $14.00 per share, the mid-point of the range shown on the cover page of this prospectus;

  . the issuance of 3,000,000 shares of common stock to AT&T in connection with our license of intellectual property from AT&T;

  . the issuance of 7,500,000 shares of common stock to the former stockholders of Astarte; and

  . the issuance of 666,666 shares of common stock to officers and affiliates of Qwest.

    Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering.

    After giving effect to the issuance and sale of the shares of common stock offered by us and after deducting the estimated underwriting discount and offering expenses payable by us, our pro forma net tangible book value as of June 30, 2000 would have been $260.0 million, or $1.40 per share. This represents an immediate increase in pro forma net tangible book value of $0.98 per share to existing stockholders and an immediate dilution of $11.62 per share to new investors purchasing shares in this offering. If the initial public offering price is higher or lower, the dilution to the new investors will be greater or less, respectively. The following table illustrates this per share dilution:

Assumed initial public offering price per share...................       $14.00
  Pro forma net tangible book value per share as of June 30,
   2000........................................................... $1.40
  Increase in pro forma net tangible book value per share
   attributable to new investors in this offering.................  0.98
                                                                   -----
Pro forma as adjusted net tangible book value per share after the
 offering.........................................................         2.38
                                                                         ------
Dilution per share to new investors in this offering..............       $11.62
                                                                         ------

    The following table summarizes, as of June 30, 2000, on the pro forma basis described above, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by the existing stockholders and by the investors purchasing shares of common stock in this offering. The calculation below is based on and assumed initial public offering price of $14.00 per share, the mid-point of the range shown on the cover page of this prospectus, before deducting the estimated underwriting discount and offering expenses payable by us:

                          Shares Purchased   Total Consideration
                         ------------------- -------------------- Average Price
                           Number    Percent    Amount    Percent   Per Share
                         ----------- ------- ------------ ------- -------------
Existing stockholders... 186,075,238   91.4% $521,764,861   68.0%    $ 2.80
New Investors...........  17,500,000    8.6   245,000,000   32.0      14.00
                         -----------  -----  ------------  -----
  Total................. 203,575,238  100.0% $766,764,861  100.0%
                         ===========  =====  ============  =====

    The discussion and table assume no exercise of any stock options or warrants outstanding. As of June 30, 2000, there were options outstanding to purchase a total of 31,993,056 shares of our common stock, with a weighted average exercise price of $0.95 per share, warrants outstanding to purchase a total of 10,452,000 shares of our common stock at an exercise price of $1.53 per share, and warrants outstanding to purchase a total of 29,509 shares of our Series C Preferred stock at an exercise price of $9.15 per share, which shares are convertible into 177,054 shares of our common stock. From July 1, 2000 through October 31, 2000, we granted options to purchase 6,914,158 shares of common stock with weighted average exercise price of $1.16 per share. To the extent that any options or warrants are exercised, there will be further dilution to new public investors.

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

    The following selected financial data should be read with our financial statements and related notes thereto appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The statement of operations data set forth below for the period from May 8, 1997 (inception) to December 31, 1997 and for the fiscal year ended December 31, 1998 and the balance sheet data as of December 31, 1998 have been derived from our financial statements, which were audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The statement of operations data set forth below for the fiscal year ended December 31, 1999 and the balance sheet data as of December 31, 1999 have been derived from our financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this prospectus. The statement of operations data for the periods ended June 30, 1999 and 2000, and the balance sheet data as of June 30, 2000, are unaudited but include all adjustments, consisting only of normal recurring adjustments, which are considered necessary for a fair presentation of the data. The historical results are not necessarily indicative of results to be expected for any future period.

                                 Period from
                                 May 8, 1997                      Six Months
                                 (Inception)    Year Ended          Ended
                                      to       December 31,        June 30,
                                 December 31, ----------------  ---------------
                                     1997      1998     1999     1999    2000
                                 ------------ -------  -------  ------  -------
                                                                 (unaudited)
Statement of Operations Data
Revenue........................    $    55    $ 1,364  $ 5,227  $1,063  $ 7,585
Non-cash charges related to
 equity issuances..............        --         --       559     --       371
                                   -------    -------  -------  ------  -------
Revenue, net of non-cash
 charges.......................         55      1,364    4,668   1,063    7,214
Cost of revenue................         12      1,260    3,882     911    5,061
                                   -------    -------  -------  ------  -------
 Gross profit..................         43        104      786     152    2,153
Operating expenses:
 Research and development......      4,540     14,461    9,600   4,942   12,333
 Sales and marketing...........        202      1,858    3,843   1,172    4,144
 General and administrative....      1,671      3,644    4,385   2,065    5,502
 Amortization of Deferred
  Stock Compensation...........        --         924    2,595   1,250    1,246
                                   -------    -------  -------  ------  -------
   Total operating expenses....      6,413     20,887   20,423   9,429   23,225
Operating loss.................      6,370     20,783   19,637   9,277   21,072
Other income, net:.............       (802)        (7)     --      --       --
Interest (income) expense,
 net...........................       (303)      (266)     162     151   (1,627)
                                   -------    -------  -------  ------  -------
Net loss.......................    $ 5,265    $20,510  $19,799  $9,428  $19,445
                                   =======    =======  =======  ======  =======
Basic and diluted net loss per
 share.........................    $ (1.69)   $ (4.83) $ (3.71) $(1.78) $ (1.00)
                                   =======    =======  =======  ======  =======
Weighted average shares
 outstanding used in computing
 basic and diluted net loss per
 share.........................      3,108      4,245    5,335   5,285   19,453
                                   =======    =======  =======  ======  =======
Pro forma basic and diluted net
 loss per share (unaudited)....                        $ (0.18)         $ (0.15)
                                                       =======          =======
Weighted average shares
 outstanding used in computing
 pro forma basic and diluted
 net loss per share
 (unaudited)...................                        109,894          132,843
                                                       =======          =======

                                                December 31,
                                           ------------------------  June 30,
                                            1997    1998     1999      2000
                                           ------- -------  ------- -----------
                                                                    (unaudited)
Balance sheet data
Cash and cash equivalents................  $ 8,424 $ 7,733  $45,239   $30,228
Working capital (deficiency).............    7,790  (3,120)  45,295    34,628
Total assets.............................    9,475  10,781   53,234    53,412
Long term debt and obligations under
 capital leases, less current portion....       74   9,465    1,339     1,993
Total stockholders' equity (deficiency)..  $ 8,619 $(9,858) $47,674   $39,686

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our financial statements and the notes thereto appearing elsewhere in this prospectus.

                                    Overview

    We design, develop and market high-speed, high-capacity, intelligent optical switches that enable network service providers to quickly and cost-effectively deliver new high-speed services. From May 1997 to September 1999, we developed and manufactured dense wave division multiplexing products and the initial versions of our Aurora 32 optical switch for the U.S. Department of Defense. Accordingly, substantially all of our revenue in 1998 and the first two quarters of 1999 was derived from product sales to Telcordia Technologies, Inc., in connection with a project with the U.S. Department of Defense. Substantially all of our obligations under this contract have been satisfied, and we do not anticipate recognizing future revenue from equipment and product sales under this contract. During the second quarter of 1999, we decided to focus on the development of optical switches and discontinued the manufacture of dense wave division multiplexing products. Our product line consists of several hardware products and related software tools. In September 1999, we shipped our Aurora 32 optical switch to Extant, and, in the third quarter of 2000, we delivered our next-generation Aurora Optical Switch to Extant for evaluation in its laboratories. We currently market and sell all of these products. Our future revenue growth depends on the commercial success of our optical switches. Although we are developing and plan to introduce new products and enhancements, we may not be successful in these efforts.

    We have three customers: Cable & Wireless, Dynegy Connect, an affiliate of Dynegy Global Communications, and Qwest. In September 2000, we entered into a five-year contract with Cable & Wireless, a multinational provider of voice, data and network services. Under the terms of this contract, Cable & Wireless has a minimum purchase commitment of $350 million for the worldwide deployment of our products, including the Aurora Optical Switch, the Wavelength Management System and the StarNet Operating System. Cable & Wireless is conducting laboratory testing of the Aurora Optical Switch. We expect to commence commercial shipment to Cable & Wireless during the first quarter of 2001. In September 1999, we entered into a five-year contract with Extant. On September 29, 2000, Extant was acquired by Dynegy Global Communications, a wholly-owned subsidiary of Dynegy, a publicly-traded energy company. As part of the acquisition, our contract with Extant was transferred to Dynegy Connect, a limited partnership owned 80% by subsidiaries of Dynegy and 20% by Telstra Corporation, an Australian telecommunications and information services company. Dynegy has announced that it plans to proceed with Extant's planned network build-out. We expect Dynegy Connect will purchase approximately $250 million of products under the contract, although it has no obligation to do so. However, under the terms of this contract, Dynegy Connect is required to purchase its full requirements for optical switches from us during the first three years of the contract. Our Aurora 32 optical switch, Wavelength Management System, PlaNet and StarNet Operating System have been in service in the Dynegy Connect network since April 2000. Dynegy Connect is conducting laboratory testing on the Aurora Optical Switch, and we expect to commence commercial shipment during the first quarter of 2001. We have a three-year contract with Qwest, a multinational provider of voice, data and network services. Under the terms of this contract, Qwest has a minimum purchase commitment of $300 million for the deployment of our products, including the Aurora Optical Switch, the Aurora Full-Spectrum and the StarNet Operating System. We expect to commence commercial shipment under this contract during the first quarter of 2001.

    We sell our products through a direct sales force. In the future, we anticipate expanding our sales efforts to include resellers and distribution partners in the United States and selected international markets. Customers' decisions to purchase our products to deploy in commercial networks involve a significant commitment of resources and a lengthy evaluation, testing and product qualification process. We believe these long sales cycles, as well as our expectation that customers will tend to sporadically place large orders with short lead times, will cause our revenue and results of operations to vary significantly and unexpectedly from quarter to quarter. In addition, we expect our revenues will be generated by sales to a limited number of customers for the foreseeable future.

  Since our inception, we have incurred significant losses and as of June 30, 2000, we had an accumulated deficit of approximately $65.0 million. We have not achieved profitability on a quarterly or an annual basis and anticipate that we will continue to incur net losses for the foreseeable future. We have a lengthy sales cycle for our products and, accordingly, we expect to incur sales related costs and other expenses before we realize the related revenue. We also expect to incur significant sales and marketing, research and development and general and administrative expenses and, as a result, we will need to generate significant revenues to achieve and maintain profitability.

  On September 1, 2000, we issued 3,000,000 shares of our common stock to AT&T as consideration for the license of intellectual property from AT&T.

  In September 2000, we completed a private placement of 7,274,413 shares of our Series E preferred stock to a number of investors for an aggregate purchase price of approximately $218.0 million. Upon completion of this offering, the shares of Series E preferred stock will automatically convert into common stock based on the initial public offering price.

  In September 2000, we also completed a private placement of 666,666 shares of our common stock to officers and affiliates of Qwest for $15.00 per share.

  On October 10, 2000, we acquired Astarte and issued 7,500,000 shares of our common stock to the former stockholders of Astarte in connection with this acquisition, 1,499,874 of which are escrowed to secure indemnity obligations of the former stockholders of Astarte. The principal assets of Astarte that we acquired are intellectual property rights and goodwill.

Revenue

  Our revenue is derived from the sale of optical switches and related software and the provision of related services. We recognize revenue from equipment sales when the product has been shipped. For transactions where we have not obtained customer acceptance, revenue is deferred until the terms of acceptance are satisfied.

  Software license revenue for software embedded within our optical switches or our stand-alone software products is recognized when a purchase order has been received or a sales contract has been executed, delivery of the product and acceptance by the customer have occurred, the license fees are fixed and determinable and collection is probable. The portion of revenue that relates to our obligations to provide customer support, if any, are deferred, based upon the price charged for customer support when it is sold separately and recognized ratably over the maintenance period. Amounts received in excess of revenue recognized are included as deferred revenue on our balance sheet. Revenue from technical support and maintenance contracts is deferred and recognized ratably over the maintenance period. Maintenance and warranty periods are generally one year and five years, respectively. Estimated warranty costs are recorded as a cost of revenue at the time the related revenue is recognized.

Non-Cash Charges Related to Equity Issuances

  Non-cash charges related to warrants issued to customers significantly affect our reporting of revenue. In conjunction with the execution of our contract with Extant in September 1999, we granted a warrant to purchase up to 10,452,000 shares of our common stock at an exercise price of $1.53 per share. The contract with Extant was subsequently transferred to Dynegy Connect. Upon execution of that contract, 2,090,400 of the shares subject to the warrant vested, and as there was no purchase commitment, a charge of approximately $1.1 million was recorded to sales and marketing expense for the year ended December 31, 1999 to reflect the fair value of the vested shares subject to the warrant at the grant date. As the vesting of the remaining shares subject to the warrant was initially dependent upon future purchases made by the customer, variable accounting was required. Charges of $559,000 and $371,000 were recorded as an offset to revenue for the year ended December 31, 1999 and the six-month period ending June 30, 2000, respectively, to reflect the fair market value of the shares subject to the warrant earned by Extant based upon purchases through that date. As of November 2, 2000, we amended the warrant agreement to immediately vest all of the remaining shares subject to the warrant. The revised agreement provides that the warrant becomes exercisable based on the schedule of milestones previously contained in the warrant. If the milestones are not reached by March 31, 2005, the remaining unexercised shares subject to the warrant shall then become exercisable. In connection with the execution of this amendment, we expect to incur a non-cash charge of approximately $90.6 million. This charge will be recorded as a reduction of revenue as we realize revenue from this contract. The amount of the charge was calculated using the Black-Scholes model.

  In conjunction with executing a contract with Qwest, we granted two warrants for a total of 4,000,000 shares of our common stock exercisable at $15.00 per share. The fair market value of the shares subject to the warrants, approximately $34.5 million, will be recorded as an offset to revenue as Qwest makes purchases under the contract.

Cost of Revenue

    Our cost of revenue includes manufacturing expenses which consist of amounts paid to third-party manufacturers for assembly and testing, warranty and maintenance expense, manufacturing start-up expenses, manufacturing personnel and related costs and costs of our customer support group. A significant portion of our manufacturing expenses consists of payments to third-party contract manufacturers.

    We anticipate our cost of revenue to increase in future periods as our revenue increases. We believe that our gross margins will be affected by several factors including:

  . the demand for our products;

  . new product introductions both by us and by our competitors;

  . changes in our pricing policies and those of our competitors;

  . the mix of product configurations sold;

  . the volume of manufacturing;

  . our ability to reduce our manufacturing and component costs; and

  . non-cash charges related to customer warrants.

Research and Development Expense

    Research and development expense consists primarily of salaries and related personnel costs, prototype costs and other costs related to the design, development, testing and enhancement of our products. We have expensed our research and development costs as they were incurred. Several components of our research and development effort, including the purchase of testing equipment for our products, require significant expenditures, the timing of which can cause variability in our quarterly expenses. We are devoting substantial resources to the continued development and enhancement of our products. We believe that research and development is critical to our strategic product development objectives, and we intend to enhance our technology to meet the changing requirements of our customers. As a result, we expect our research and development expense to increase in absolute dollars in the future.

Sales and Marketing Expense

    Sales and marketing expense consists primarily of salaries and the related costs of sales and marketing personnel, commissions, promotions, travel and other marketing expenses and recruiting expenses. We expect that sales and marketing expense will increase in absolute dollars in the future as we increase our direct sales efforts, expand our operations internationally, hire additional sales and marketing personnel, initiate additional marketing programs and establish sales offices in new locations.

General and Administrative Expense

    General and administrative expense consists primarily of salaries and related expenses for personnel, recruiting expenses and professional fees. We expect that general and administrative expense will increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and our operation as a public company.

Stock-Based Compensation

    During 1998 and 1999, we recorded deferred stock-based compensation expense of approximately $2.1 million and $6.2 million, respectively. We recorded an additional $4.1 million of deferred compensation expense in the six months ended June 30, 2000. Deferred stock-based compensation expense consists of charges resulting from the grant of stock options and the issuance of restricted shares with exercise or sales prices deemed to be below the fair value of our common stock on the date of grant. These amounts are being amortized ratably over the vesting periods of the applicable options, which vary depending on vesting schedules. Typically, 25% of the options granted vest on the first anniversary of the date of grant and the remainder vest at either 1/36 monthly thereafter or 25% on each anniversary of the grant date.

    We granted approximately 7,224,158 additional stock options to employees from July 1, 2000 through October 31, 2000. We will record deferred stock compensation expense of approximately $78.8 million for the difference between the exercise price and the fair value of the underlying common stock at the grant date.

    As a result of our stock option grants, we expect to recognize additional deferred compensation in future periods as follows:

  . 2000--$8.0 million (in the third and fourth quarters of 2000);

  . 2001--$21.9 million;

  . 2002--$21.9 million;

  . 2003--$21.1 million; and

  . 2004--$13.3 million.

    The amortization of deferred stock-based compensation expense is allocated to cost of revenue, research and development, sales and marketing or general and administrative expense, as appropriate.

Amortization of Goodwill and Intangible Assets

    We will record approximately $160.0 million of goodwill and intangible assets related to our recent acquisition of Astarte and our acquisition of an intellectual property license from AT&T. We expect to amortize these amounts in future periods as follows:

  . 2000--$9.0 million (in the third and fourth quarters of 2000);

  . 2001--$32.0 million;

  . 2002--$32.0 million; and

  . 2003-05--$87.0 million.

                             Results of Operations

    We plan to continue to increase our operating expenses significantly in order to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative functions to address the increased reporting and other administrative demands that will result from being a publicly traded company and the increasing size of our business. Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are, and will continue to be, fixed in the short term. In addition, we expect to generate revenues from a limited number of customers for the foreseeable future. As a result of these factors, we expect to continue generating operating losses in the short term.


Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

Revenue

    In the six months ended June 30, 2000, we recognized revenue in the amount of approximately $7.6 million. This represents an increase of approximately $6.5 million over the same period in 1999 due primarily to the commencement of shipments of our Aurora 32 optical switches to Extant in the third quarter of 1999. Substantially all of our revenue in the six months ended June 30, 2000 related to the Aurora 32 product shipments to Extant. In the first six months of 1999, we recognized revenue in the amount of $1.1 million, the majority of which was derived from sales of dense wave division multiplexing products.

    During the six months ended June 30, 2000, we recognized as an offset to revenue $371,000 of non-cash charges related to the warrant issued to Extant.

Cost of Revenue

    In the six months ended June 30, 2000, we incurred cost of revenue of approximately $5.1 million, which represented an increase of approximately $4.2 million over the same period in 1999. This increase in cost of revenue was directly related to the corresponding increase in revenue, primarily related to the increase in personnel costs of approximately $200,000 and material costs of approximately $4.0 million. Cost of revenue for the six months ended June 30, 2000 includes amortization of stock-based compensation expense of $49,000.

Research and Development Expense

    In the six months ended June 30, 2000, we incurred research and development expense of approximately $12.3 million of which $6.6 million represented personnel costs and $4.0 million represented prototype development expense. This represented an increase of approximately $7.4 million over the same period in 1999. The increased expenses were primarily associated with a

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

significant increase in personnel related expenses of approximately $4.6 million and an increase of approximately $2.7 million in prototype expenses for the design and development of our Aurora optical switches. As of June 30, 2000, the number of employees dedicated to research and development was 124 people, as compared to 40 people at June 30, 1999.

Sales and Marketing Expense

    In the six months ended June 30, 2000, we incurred sales and marketing expense of approximately $4.1 million, of which $2.0 million represented expenses for sales and marketing personnel and $1.5 million represented costs related to marketing programs. This represented an increase of approximately $3.0 million over the same period in 1999. The increase resulted from costs associated with the hiring of additional sales and marketing personnel of approximately $1.5 million and marketing program costs. Increases in marketing program costs included an increase of approximately $400,000 for travel, $300,000 for outside consulting services and $800,000 on advertising and promotion. As of June 30, 2000, the number of sales and marketing personnel was 53 people, as compared to 12 people at June 30, 1999.

General and Administrative Expense

    In the six months ended June 30, 2000, we incurred general and administrative expense of approximately $5.5 million of which approximately $1.9 million represented expenses for personnel, $1.4 million represented professional fees and $407,000 represented depreciation. This represented an increase of approximately $3.4 million from the same period in 1999. Approximately $1.1 million of this increase resulted from the hiring of additional general and administrative personnel, and approximately $1.1 million resulted from increased professional fees and expenses necessary to accommodate our growing operations.

Amortization of Deferred Stock Compensation

    In the six months ended June 30, 2000, we amortized approximately $1.3 million related to deferred stock compensation. This amount is relatively unchanged versus the six months ended June 30, 1999 because the options we granted between June 30, 1999 and June 2000 did not have an exercise price less than the deemed fair market value of our common stock at the time of the grant. As discussed above, we expect these amounts to increase substantially in future periods.

Interest Income, Net

    In the six months ended June 30, 2000, we recorded interest income, net of interest expense, of approximately $1.6 million, as compared to net interest expense of $152,000 in the six months ended June 30, 1999. Net interest income consists of interest earned on our cash balances and marketable securities offset by interest expense related to outstanding borrowings. The increase in our interest income during the six months ended June 30, 2000 is primarily attributable to the interest income on the cash proceeds from our Series D preferred stock issuance in December 1999 and January 2000. This interest income was offset by interest expense related to an equipment loan arrangement we secured in November 1999 for up to $6.0 million.

Income Taxes

    We have recorded no income tax provision or benefit for the six months ended June 30, 1999 and June 30, 2000, respectively, due to our operating loss position and the uncertainty of our ability to utilize our net operating loss carry forwards.


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

Period From Inception (May 8, 1997) Through December 31, 1997, the Year Ended December 31, 1998 and the Year Ended December 31, 1999

Revenue

    In 1997, we recognized revenue of $54,600 related to consulting work we performed for an affiliate. In 1998, we recognized approximately $1.4 million in revenue under our contract with the U.S. Department of Defense.

    In 1999, we recognized revenue of approximately $5.2 million, which comprised $964,000 in revenue recognized under our contract with Telcordia Technologies in connection with a project with the U.S. Department of Defense, $3.1 million in revenue from shipments of our Aurora 32 optical switches and related software to Extant and $1.1 million in revenue from the sale of our remaining dense wave division multiplexing inventory.

    In 1999, we recognized an offset to revenue of $559,000 of non-cash charges related to the warrant issued to Extant.

Cost of Revenue

    Cost of revenue was $11,500 in 1997. In 1998, we incurred cost of revenue of approximately $1.3 million.

    In 1999, we incurred cost of revenue of approximately $3.9 million, of which $500,000 represented materials, $2.5 million represented labor and production overhead, $283,000 represented warranty and obsolescence costs and $77,000 represented amortization of deferred stock-based compensation expense.

Research and Development Expense

    Research and development expense was approximately $4.5 million in 1997. In 1998, we incurred research and development expense of approximately $14.5 million.

    In 1999, we incurred research and development expense of $9.6 million, of which $5.5 million represented personnel costs, $2.4 million represented prototype development expenses and $200,000 represented costs for technical consultants. Research and development expenses represented approximately 71%, 69% and 47% of total operating expenses for 1997, 1998 and 1999, respectively. The decrease in expenses in 1999 relative to 1998 was attributable to costs incurred in 1998 related to the purchase, development and fabrication of dense wave division multiplexing products, which were discontinued in 1999. This decrease was offset by increased costs associated with a significant increase in personnel and personnel-related expenses.

Sales and Marketing Expense

    Sales and marketing expense was $202,000 in 1997. In 1998, we incurred sales and marketing expense of approximately $1.9 million.

    In 1999, we incurred sales and marketing expense of approximately $3.8 million of which $1.5 million represented expenses for sales and marketing personnel and $1.7 million represented costs related to marketing programs. Sales and marketing expenses represented approximately 3%, 9% and 19% of total operating expenses for 1997, 1998 and 1999, respectively. The increase in expense in 1999 represents the hiring of additional sales and marketing personnel, sales-based commissions and marketing program costs, including trade shows and product launch activities. Sales and marketing expense for the year ended December 31, 1999, includes a charge of approximately $1.1 million representing the fair value of the warrant earned by Extant.

General and Administrative Expense

    General and administrative expense was approximately $1.7 million in 1997. In 1998, we incurred general and administrative expense of approximately $3.6 million.

    In 1999, we incurred general and administrative expense of approximately $4.4 million, of which $1.5 million represented expenses for personnel costs and professional fees, $500,000 represented rent and maintenance costs and $1.1 million represented depreciation. General and administrative expenses represented approximately 26%, 17% and 21% of total operating expenses in 1997, 1998 and 1999, respectively. The increase in expense in 1999 reflects the hiring of additional administrative personnel and expenses incurred in connection with our growing operations as well as increased rent and associated costs related to moving to larger facilities.

Deferred Stock Compensation

    We amortized deferred stock compensation of $950,000 in 1998 and $2.7 million in 1999. There was no amortization of deferred stock compensation in 1997. Amortization of deferred stock compensation increased over these periods because we granted stock options with exercise prices below the deemed fair market value of the common stock at the time of grant.

Interest Income (Expense), Net

    Interest income, net of interest expense, was $303,000 in 1997, $265,000 in 1998 and ($163,000) in 1999. The significant decrease in 1999 relates to our decreasing cash reserves in 1999 as well as the increased interest expense related to a $5.0 million loan in 1999.

Other Income

    Other income was $803,000 in 1997, which included approximately $600,000, related to fees paid to us under a non-exclusive license agreement.

Income Taxes

    We have recorded no income tax provision or benefit for the years ended 1997, 1998 and 1999 due to our operating loss position and the uncertainty of our ability to utilize our net operating loss carryforwards.

Liquidity and Capital Resources

    Since inception, we have financed our operations primarily through private sales of our capital stock. As of June 30, 2000, our cash, cash equivalents and marketable securities totaled approximately $30.2 million and, for the six months ended June 30, 2000, our working capital totaled $34.6 million. In addition, in September 2000, we received approximately $213.0 million in net proceeds from the private placement of our capital stock.

    Cash used in operating activities for the six months ended June 30, 2000 was approximately $23.9 million and was approximately $20.5 million in 1999. The increased use of cash in operating activities for the six months ended June 30, 2000 related primarily to our continued investment in the growth of our business.

    Cash used in investing activities was approximately $2.4 million for the first six months of 2000 and was approximately $1.7 million in 1999. The increase in net cash used for investing activities reflected increased purchases of property and equipment, primarily for computers and test equipment for our development and manufacturing activities. Our projected capital expenditures for the 12 months ending December 31, 2000 are approximately $5.4 million.

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

    Cash provided by financing activities in the six months ended June 30, 2000 was approximately $11.3 million and was approximately $59.7 million in 1999. In 1999, we raised net proceeds of approximately $23.2 million from the sale of our Series C preferred stock and net proceeds of approximately $49.7 million from the sale of our Series D preferred stock. In January 2000, we issued an additional $5.0 million of Series D preferred stock and in June 2000, we issued approximately $4.1 million of Series A preferred stock to existing shareholders upon the exercise of warrants.

    In November 1999, we entered into a financing arrangement with Comdisco, Inc. We raised approximately $1.8 million through the issuance of secured promissory notes that bear interest at 7.5% and are payable in installments through 2002. Additionally, we entered into a lease line of credit with Comdisco that allows us to finance up to $4.0 million of equipment purchases. The line bears an interest rate of 7.5% and expires in November 2002. As of June 30, 2000, $3.2 million was outstanding under this facility.

    During the six months ended June 30, 2000, we entered into a $10.0 million line of credit with Commerce Bank. The line of credit bears interest at 6.75% and expires on June 30, 2001. As of June 30, 2000, $2.0 million was outstanding under this line of credit.

    We believe that our available cash, including the proceeds from our recent private placement of Series E preferred stock, combined with net proceeds from this offering, our line of credit facilities and cash anticipated to be available from future operations, will enable us to meet our working capital requirements for the next 12 months. Our expenses have exceeded, and in the foreseeable future are expected to exceed, our revenue. Accordingly, we do not expect to be able to fund our operations solely from internally-generated funds for the foreseeable future. Our future liquidity and capital requirements will depend upon numerous factors, including expansion of operations, product development and sales and marketing. Also, we may need additional capital to fund cash acquisitions of complementary businesses and technologies, although we currently have no commitments or agreements for any cash acquisitions. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Any additional equity financing may be dilutive to our stockholders and debt financing, if available, may involve restrictive covenants with respect to dividends, raising capital and other financial and operational matters that could restrict our operations.

Recent Accounting Developments

    In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. In 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133. Additionally, in June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133. SFAS No. 133, as amended, is effective for January 1, 2001. SFAS No. 133 establishes new disclosure requirements, which provide a comprehensive standard for recognition and measurement of derivatives and hedging activities. This will require all derivatives to be recorded on the balance sheet at fair value and special accounting for some types of hedges. We do not believe that SFAS No. 133, as amended, will have a material effect on our consolidated financial statements.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We have reviewed these criteria and believe our policies for revenue recognition are in accordance with SAB 101.

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

Qualitative and Quantitative Disclosures about Market Risk

    We have assessed our vulnerability to many market risks, including interest rate risk associated with financial instruments included in cash and cash equivalents. Due to the short-term nature of these investments and other investment policies and procedures, we have determined that the risks associated with interest rate fluctuations related to these financial instruments are not material to our business.

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

                                    BUSINESS

                                    Overview

    We design, develop and market high-speed, high-capacity, intelligent optical switches that enable telecommunications service providers to quickly and cost-effectively deliver new high-speed services. Intelligent optical switches are products that are installed in telecommunications networks to manage the flow of optical signals, which are beams of light transmitted over fiber optic cables. With the growth of the Internet and the global deregulation of telecommunications services, there continues to be a dramatic increase in data traffic, as well as accelerating demand for new and complex services and network capacity. Our service provider customers are under increasing pressure to improve and expand data services and to upgrade their networks in a timely and cost-effective manner. We believe that the network equipment that service providers are currently using does not offer them sufficient flexibility to improve their data service offerings and upgrade their networks in a timely and cost-effective manner.

    Our products are based on a highly reliable set of hardware combined with feature-rich software, both of which can be easily expanded, enabling service providers to grow and manage their networks quickly and efficiently in order to keep pace with the dynamic requirements of data services. We have designed our products to be cost-effective for emerging service providers as they begin to build out their networks, as well as for established service providers to expand and enhance the capabilities of their existing networks. Our optical switches operate with existing optical networking equipment to support the transition from older networks to advanced, intelligent optical networks without service disruption. This capability protects service providers' prior investment in fiber optics and transmission equipment. Our optical switches are easily upgraded, providing our customers with the ability to adopt new technologies and features without the need to replace our equipment.

    Our objective is to be a leading provider of intelligent optical switches for global public telecommunications networks.

                              Industry Background

Increase in Data Traffic is Leading to Increased Demand for Network Capacity

    The rapid global adoption of the Internet and the World Wide Web is dramatically increasing data traffic in the world's public telecommunications networks. RHK, Inc., an industry research firm, estimates that North American Internet traffic capacity reached 350,000 terabytes per month in December 1999, compared to 50,000 terabytes per month for voice traffic in the same period. Internet traffic capacity is expected to increase to approximately 16 million terabytes per month in 2003.

    Consumers and businesses are increasingly using the Internet for applications such as electronic mail, electronic commerce, and other voice, video and data services. This additional traffic demand is expected to accelerate with the development, deployment and increased use of high-capacity network access technologies, such as cable modems and digital subscriber lines, that enable commercial and consumer users to transmit and receive large volumes of information. Substantial growth is expected to increase the demand for capacity, or bandwidth, at all levels of public networks. According to RHK, Internet traffic alone is growing at approximately 200% per year. Thus, public network bandwidth will have to increase at least as fast to satisfy expected Internet and other data traffic requirements.

Deregulation Has Resulted in Increased Competition

    Deregulation of the telecommunications industry worldwide has opened markets to new providers and permitted existing service providers to offer competing services in expanded geographic areas. The ability to create and offer new services quickly and cost-effectively has become an important competitive advantage among service providers. Competition has also reduced prices for service offerings, decreasing margins and forcing service providers to look to new technology to provide increased operating efficiencies.

                            Today's Optical Network

    Optical networking refers to the use of fiber optic cables and connections that use light, rather than electricity, to transfer information. These fiber optic cables are connected to equipment that sends the streams of data carried by light over the fiber optic cables. The high performance of optical networking has led to rapid deployment of fiber optic networks.

    Today, service providers employ two primary methods for managing and transporting traffic within their optical networks. SONET/SDH, which stands for synchronous optical network/synchronous digital hierarchy, is used to provide operational features. DWDM, which stands for dense wave division multiplexing, is used to add capacity.

    SONET, in North America, and SDH, in Europe and other countries, is based on standards that govern the management of traffic within an optical network. SONET/SDH equipment combines multiple, low-speed signals onto higher-speed connections to transport these signals across the optical network. SONET/SDH also provides the ability to restore services in the event of failures in the signal path.

    Dense wave division multiplexing is an optical transport technology that dramatically multiplies the amount of traffic that can be carried over a fiber optic network by dividing each beam of light into multiple, discrete beams of light, referred to as channels. Service providers have widely deployed dense wave division multiplexing technology to increase capacity within their long-distance networks. However, as hundreds of channels are added across the network, complexities and inefficiencies increase. Dense wave division multiplexing equipment alone is incapable of performing key functions that SONET/SDH equipment performs, such as performance monitoring, identification of faults and restoration of service, that ensure reliable network operations. For this reason, service providers have typically deployed both SONET/SDH and dense wave division multiplexing equipment in their optical networks.

                 Limitations of Existing Optical Networks

    Many aspects of today's network designs limit service providers' ability to cost effectively expand their networks and efficiently meet increasing capacity and service demands. The following are key limitations of the existing networks:

  . SONET/SDH systems were designed to support voice traffic. SONET/SDH systems combine multiple dedicated voice channels into higher-speed channels. While this approach provides quality delivery of traditional voice traffic, SONET/SDH standards are very inefficient for unpredictable and dynamic data traffic that does not fit neatly into channels. Moreover, the multiple signals are broken down and recombined at every network intersection, negatively impacting performance of the network. Data traffic exhibits enormous peaks in demand that SONET/SDH standards cannot support in an efficient manner at reasonable cost.

  . Current networks use a ring design. SONET/SDH equipment is typically set up in what is called a ring to connect several intersections in a network. Optical paths are linked in rings so that in the event of a single fiber cut or single equipment failure between two points on the ring, the signal can be immediately directed through another path, called the protection path of the ring. However, there are several disadvantages to ring networks. The delivery of high-speed services across many of these network intersections takes months to test and deploy due to the amount and complexity of the equipment that must be connected to the rings. In addition, for every service path in a ring a duplicated path for protection is reserved, which forces half of the overall capacity of the network to be dedicated to protection capacity that is rarely used.

  . Current network upgrades are difficult and expensive. All of the SONET/SDH equipment operating in the same part of the network must transmit and receive data at the same speed. Therefore, if a service provider needs to increase the speed in one part of the network, the service provider must replace every part of the network with new, costly, higher-speed equipment in order for the upgrade to be effective. This process can take months of intense planning and deployment, slowing a service provider's ability to respond to substantial or unplanned increases in the demand for higher capacity. As each new dense wave division multiplexing channel is put into service, it must be permanently connected to the existing network, a time and labor-intensive process. As end users' data demands change and grow, these permanent connections limit service providers' ability to change their network quickly in response to service requests. Service providers therefore must route new services across their networks in inefficient ways, using more equipment and connections and creating more points of failure in order to achieve the desired connection.

  . Current networks are difficult to set up. Current networks contain large numbers of individual pieces of equipment, each of which must be separately set up, connected and reconnected in response to each new customer order. This complex process is referred to as provisioning. These efforts require technicians to visit multiple locations in the network to reconnect paths and install hardware and software, a process that often requires hundreds of separate tasks. This process can take months and requires the efforts of a large, highly-skilled workforce equipped with specialized tools and knowledge.

  . SONET/SDH equipment currently requires substantial central office space and power. Service providers' central office facilities are increasingly crowded with many types of equipment that must be connected to the network. In addition, deregulation has forced service providers to share their facilities with competitors. As a result, space for equipment has become scarce and expensive. SONET/SDH equipment occupies a large amount of space which limits capacity for network expansion. The increase in amount of equipment has also resulted in additional power consumption, cooling requirements and other related overhead costs.

    As a result of these limitations, service providers face considerable costs of building and managing networks, which are unlikely to be recovered over an acceptable period of time. In addition, each day of delay in service delivery is a day of lost revenue and negatively impacts customer satisfaction. To date, the steps that service providers have used to address these limitations have largely been tactical and incremental, such as buying more fiber, installing new SONET/SDH rings, increasing the speed of existing rings and employing more dense wave division multiplexing to increase fiber capacity. Service providers are seeking more strategic solutions that remove these limitations by upgrading the overall network in a cost-effective manner.

                        [GRAPHIC: SONET/SDH RINGS]

    [Three separate circles, representing active paths, each with an outer circle, representing an idle protection path. The circles have groups of boxes on them which represent traditional SONET/SDH equipment. Each of the three large circles is connected by an octagon representing traditional equipment for managing voice traffic. Rectangles representing voice and data networking equipment are located at the four corners.]

           Service Provider Requirements for the New Optical Network

    To overcome existing network limitations, service providers need a way to build a new network that is designed for data traffic rather than traditional voice traffic without disrupting current voice and data services. The network must support the ability to deliver optical services, anywhere, at any time, for any customer. In addition, emerging service providers need a network that allows them to grow quickly with lower capital costs and reliable, modular equipment that reduces their operating expenses while increasing their revenue opportunities. Specifically, the new optical network must:

  . Rapidly provision and restore optical services. The new network must allow service providers to provision and restore optical services to end users quickly, while significantly reducing manual labor-intensive activities.

  . Enable the development of new optical services. As competition among service providers increases, the new network must be flexible enough to allow service providers to differentiate themselves and increase revenues by providing their customers with new value-added services.

  . Reduce operational and maintenance costs. The new network must have operational and maintenance costs that are substantially lower than the current network incurs with respect to personnel, space occupied, power consumption and cooling requirements. The new network also must limit the number of times personnel need to be dispatched to other locations by providing the capability to easily and automatically make changes in support of service delivery, maintenance and administration.

  . Reduce capital costs. The new network must allow service providers to reduce the amount of equipment required to deploy and expand the network, allowing service providers to reallocate capital for new services and additional capacity.

  . Provide for easy upgrades. The new network must be easy to upgrade in order to accommodate emerging technologies and enable future services. Today's networks are generally rigid in design, with limited ability to implement breakthrough technologies such as optical switching. Service providers typically seek a network that is upgradable without major disruption to the design and layout of the network. This approach extends the life of the products, reduces capital replacement costs and simplifies the introduction of new technologies.

  . Deploy proven, reliable products. Given the many pressures that service providers face, they do not want to risk their networks by deploying unproven products. They seek products that have been thoroughly tested and verified through previous deployments and comprehensive testing and evaluation.

                              The Tellium Solution

    We design, develop and market high-speed, high-capacity, intelligent optical switches that enable network service providers to quickly and cost-effectively deliver new high-speed services. Our first-generation products are field-proven, having been in service for more than one year. Our second-generation products are currently undergoing laboratory evaluation with global service providers. These products benefit from the experience gathered from over a year of live service of our first-generation products. Our products are designed to manage only very high capacity optical signals and not lower speed signals. We have a world-class technology team that has pioneered many innovations in optical network engineering and has a strong heritage in the telecommunications industry. Our optical switches provide the following key benefits to service providers:

  . Improved network design. Our optical switches are designed to enable service providers to reduce their costs by deploying a network that is more efficient than SONET/SDH rings. In this approach, called mesh architecture, each network junction is connected to any number of other network junctions, allowing for multiple paths through the network. With this design, mesh networks are more efficient in their utilization of equipment, while still achieving the important goal of rapidly restoring service after a network failure. In addition, mesh networks are simpler to operate, administer and maintain than SONET/SDH ring networks.

  . Simplified delivery of new services. Our optical switches help service providers to create flexible optical networks, enabling reliable, fast, cost-effective delivery of new and existing optical data services. Our optical switches enable a new generation of data networking equipment to deliver data directly to the optical network and bypass costly SONET/SDH equipment. Service providers can combine their existing equipment with our optical switches that deliver data services with improved expandability, flexibility and survivability.

  . Fast provisioning of new services. Our optical switches are designed to allow service providers to provision services across their networks in a matter of minutes, replacing a process which can often take up to several months. Our advanced administration and management software allows service providers to provision their networks from a central management workstation in anticipation of changing end-user needs, eliminating the requirement to dispatch personnel to remote locations. As a result, re-routing traffic around network bottlenecks or failure points becomes easier, allowing service providers to offer their customers on-demand service delivery and fast recovery from network failures. More efficient and rapid network provisioning can lead to direct cost savings and revenue opportunities for our customers. In a highly competitive industry, our customers are able to differentiate themselves from their competitors by offering faster, more reliable services with increased flexibility.

  . Easy network expansion. Our optical switches are designed to help service providers expand their networks rapidly, enabling new revenue-generating services that meet their customers' needs. Our products convert the optical network from a system requiring manual changes to a dynamic system in which it is easy to add or change components. Our Aurora Optical Switch, for example, offers the same or greater capacity than other systems on the market, in a physical configuration that is smaller, consumes less power and has a lower cost per connection.

  . Cost-effectiveness. Our optical switches are designed to enable service providers to eliminate costly SONET/SDH equipment while retaining the features that service providers expect. Our products include modular, configurable hardware and software that allow our customers to retain their investments as they expand capacity and automate operations, while also significantly reducing the cost of service delivery. Our software reduces the amount of equipment required by operating in a mesh network. Service providers can install the capability to restore traffic with less capital equipment and less floor space, reducing both capital and ongoing costs while maintaining fast restoration time.

  . Compatibility with existing networks. Our optical switches can be deployed quickly because they are compatible with existing networks. Our products are designed to support and enable mesh networks and operate with existing ring networks. Our equipment interoperates with a wide range of network hardware, such as dense wave division multiplexing systems, data network equipment, and all major types of SONET/SDH products. In addition, we offer comprehensive network management, planning and administration software that communicates with existing network management systems through common standards.

  . Flexible products. Our optical switches are designed to be highly flexible and upgradable. For example, it is easy for a technician to add or remove components in our switches without interrupting or compromising the performance of the network. All of our products share a common management software system. A service provider can start small, using our products from the initial deployment through future network expansion. As our equipment is upgraded, there is no requirement to reprogram the connections between our products and other equipment and software systems in the network.

                         [GRAPHIC: MESH ARCHITECTURE]

    [Various intersecting lines representing shared active and protection paths. Where the lines intersect, there are diamonds representing Tellium optical switches. Rectangles representing voice and data networking equipment are located at the four corners.]

                                   Strategy

    Our objective is to be a leading provider of intelligent optical switching solutions for global public telecommunications networks. The key elements of our strategy include the following:

  . Maximize our first mover advantage. We were the first optical switching vendor to place into service a high-performance optical switch, the Aurora 32. We are currently shipping for lab evaluations our high-capacity second-generation switch, the Aurora Optical Switch. We intend to maintain and extend this leadership position by continuing to invest in research and development. We may also make acquisitions in order to expand our base of technology expertise, intellectual property and product capability.

  . Maintain a tight focus on optical switching. We are focused on providing a full range of optical switches for the high-performance optical network. We intend to commit a substantial portion of our research and product development efforts toward the goal of creating an industry-leading optical switching product line. We believe that our focus gives us a time-to-market advantage over our competitors whose efforts are more broadly dispersed over multiple product lines.

  . Build on our heritage. Our founders and first employees were pioneers of optical networking at Bellcore. Our technical staff and management team come from leading companies in the optical engineering and telecommunications equipment industries, prominent service providers and renowned academic institutions. We believe that this heritage provides us with a depth of expertise and proven operating experience that is unique in our industry. We will continue to build on this heritage of excellence throughout our engineering and management staff by aggressively recruiting top talent from around the world.

  . Build on our relationships with our customers. Our management, engineering and sales forces have strong contacts and long-standing relationships with key people in the networking and optics industries, as well as in our customer base. We believe that our experience and relationships will enable us to sell additional products to our existing customers, add new customers and bring innovative products to market that meet our customers' needs.

  . Expand our sales force and distribution channels. We intend to continue building an experienced sales force that specializes in selling optical switches to service providers. We will also add to our systems engineering force in order to help our customers implement our products. Additionally, we intend to expand our distribution network in order to reach a broader base of customers, particularly in international markets.

  . Maximize our ability to expand our operations. We outsource our manufacturing and purchase some key components from third parties. Outsourcing enables us to focus on our core competencies, including product development, marketing and sales and allows us to rapidly increase our ability to meet demand for our products.

                                Tellium Products

    Our products include highly-reliable hardware and standards-based software designed to deliver intelligent optical switching and integrated network management for public telecommunications networks. Our products consist of optical switches that intelligently route optical traffic between network intersections and enable service providers to rapidly plan, provision, manage and restore services. Our optical switching products deliver the operational benefits of today's SONET/SDH standards, including performance monitoring, identification of faults and service restoration, while eliminating complex and expensive SONET/SDH equipment. Our products also enable service providers to rapidly plan and provide new, revenue-generating services to their customers. Our line of optical switches is designed for use in a wide variety of networks, including metropolitan, regional and national networks.

                       Optical Switching Products Summary

    All of our products go through a development and customer evaluation process before the customer begins using the product in its operations. The length of this process will vary, depending on the product and the customer. For purposes of the following chart, a product is described as "in development" if our engineers currently are preparing and developing the product for eventual customer use. A product is described as "development complete" if our engineers have completed their work on the product, and the product is ready to be shipped to a customer for evaluation. A product is described as "in customer evaluation" if a customer has received the product and is evaluating the product for compatibility with its existing systems and needs. At the customer evaluation stage, the customer works with our engineers to correct any deficiencies and to make any adjustments required by the customer until the product is ready to move into the "in service" stage. A product is described as "in service" if a customer has completed its evaluation of the product and that customer has begun commercial use of the product.

    We sell the following optical switching and software products:

  Product Name                             Capabilities                    Status
  ------------                             ------------                    ------

 Hardware Products:

 Aurora 32                      OC-3, OC-12 and OC-48 (SONET)      In service
                                STM-1, STM-4 and STM-16 (SDH)      Development complete

 Aurora Optical Switch          OC-48 (SONET)                      In customer
                                OC-192 (SONET)                     evaluation
                                STM-16 and STM-64 (SDH)            In development
                                                                   In development

 Aurora Full-Spectrum           OC-192 and OC-768 (SONET)          In development
                                STM-64 and STM-256 (SDH)           In development
                                Transparent Optical Paths          In development

 Software Products:

 StarNet Operating System       End-to-end service delivery and    In service
                                restoration

 Wavelength Management System   End-to-end wavelength management   In service

 PlaNet                         Network planning and design        In service

    Our line of Aurora optical switches enables service providers to automate the delivery of optical services, reduce their costs by enabling optical mesh networking, restore optical services in the event of network failures and redirect traffic around network bottlenecks. Our Aurora optical switches also provide the ability to connect high-speed data networking equipment directly to the optical network without requiring additional expensive SONET/SDH equipment.

    Our hardware and software products are standards-based and are designed to seamlessly operate within existing optical networking equipment, protecting service providers' prior investment in fiber optic and transmission equipment. Our systems are modular, enabling in-service growth, from a single optical switch channel to thousands of optical channels, in increments as small as one channel at a time.

    Our software products, combined with our optical switches, support rapid, automated planning, provision and restoration of the optical network using point and click operations. This capability addresses the time-to-market requirements that our service provider customers must meet. In addition, our products reduce service providers' costs by delivering mesh networking and eliminating expensive SONET/SDH equipment while still providing all of the operational features needed to manage networks.

    Aurora 32. The Aurora 32 is a compact optical switch designed to connect optical paths primarily in small central offices or metropolitan networks. The Aurora 32 is designed for service providers that desire equipment that occupies a small amount of floor space. This system switches 32 optical channels under software control that can carry data with speeds ranging from 155 megabits per second up to 2.5 gigabits per second to support the rapidly changing environment of metropolitan areas. Through simple software commands, service providers can upgrade the speed of an optical channel without changing any hardware. The Aurora 32 is commercially available and has been carrying live traffic in customer networks since the first quarter of 1999.

    Aurora Optical Switch. The Aurora Optical Switch is designed to provide automated service delivery and restoration of optical services in primarily regional and national networks. Its initial capacity delivers 1.28 terabits per second of switching bandwidth or 512 optical channels at 2.5 gigabits per second. Each of the channels supports either SONET or SDH signals under software control. The Aurora Optical Switch operates at optical signal speeds up to 10 gigabits per second and is designed for service providers that anticipate high rates of growth in their network locations. The Aurora Optical Switch is modular and designed to grow to many times its initial capacity while the network and product remain in service. The Aurora Optical Switch is currently in lab evaluation at a customer site and has undergone customer evaluations at our facility.

    Aurora Full-Spectrum. The Aurora Full-Spectrum is an all-optical switch currently in development. The Aurora Full-Spectrum will feature an all-optical switch that is being designed to switch at OC-768 and faster signal speeds. It supports the mesh networking features and intelligence found in our other products, while switching optical traffic at more than 40 gigabits per second.

    StarNet Operating System--Service Delivery and Restoration
Software. StarNet is the operating system software for our optical switches. StarNet is purchased by service providers in conjunction with our optical switches. The StarNet software provides communication between switches, routes optical signals around network failures and bottlenecks and performs optical service provisioning for the mesh networks. Our StarNet software allows a single path, called the protection path, to serve as backup to several working paths, saving much of the equipment cost of traditional ring networks. StarNet is currently in service.

    Wavelength Management System--Network Management Software. Our Wavelength Management System provides fault location, network configuration, performance monitoring and analysis and network security. In addition, this system provides the capability to operate, administer, maintain and provision the entire optical switching network, not just individual network elements. Our Wavelength Management System is currently in service.

    PlaNet--Software Planning Tool for Optical Networks. PlaNet allows customers to plan and design networks with optical switches. This tool allows the user to optimize the network plan for minimum cost and provides the user with graphical network cost comparisons so they can compare SONET/SDH ring architectures with optical mesh architectures. PlaNet is currently in service.

                                   Customers

    Our target customer base includes emerging and established service providers. These include long-distance carriers, wholesale service providers, competitive local exchange carriers, Internet service providers and cable operators. We have been shipping our products since January 1999 and our products have been in service and carrying live traffic for more than one year. In 1999, two customers, Extant and Telcordia Technologies, accounted for 63% and 27% of our revenues, respectively, and revenues under our contract with Extant, which was recently transferred to Dynegy Connect, represented approximately 99% of our revenues for the six months ended June 30, 2000.

    We have a five-year contract with Cable & Wireless, a multinational provider of voice, data and network services. Under the terms of this contract, Cable & Wireless has a minimum purchase commitment of $350 million for the worldwide deployment of our products, including the Aurora Optical Switch, the Wavelength Management System and the StarNet Operating System. Cable & Wireless is conducting laboratory testing of our Aurora Optical Switch. We expect to commence commercial shipment under this contract during the first quarter of 2001. Our agreement with Cable & Wireless gives it the right to reduce its minimum purchase commitment from $350 million to $200 million if we do not maintain a technological edge so that there exists in the marketplace superior technology that we have not matched. However, if the minimum purchase commitment under our agreement is reduced, then, at the end of the contract term, all purchases made by Cable & Wireless, including prior purchases, will be repriced at a higher rate. Cable & Wireless has the right to terminate the agreement if we breach our obligations under the contract and fail to remedy the breach within 30 days, we are prevented by forces beyond our control from performing our obligations under the contract for more than 60 days or we persistently breach our obligations under the contract, whether or not cured.

    We have a five-year contract with Dynegy Connect. On September 29, 2000, Extant was acquired by Dynegy Global Communications, a wholly-owned subsidiary of Dynegy, a publicly-traded energy company. As part of the acquisition, our contract with Extant was transferred to Dynegy Connect, a limited partnership owned 80% by subsidiaries of Dynegy and 20% by Telstra Corporation, an Australian telecommunications and information services company. Dynegy has announced that it plans to proceed with Extant's planned network build-out. We expect Dynegy Connect will purchase approximately $250 million of products under the contract, although it has no obligation to do so. However, under the terms of this contract, Dynegy Connect is required to purchase its full requirements for optical switches from us during the first three years of the contract. Dynegy Connect has the right to terminate the agreement if, among other things, we breach a material obligation under the contract and fail to remedy the breach within 30 days, we violate any applicable law and so materially impair Dynegy Connect's ability to perform its material obligations or receive its material benefits under the contract or Dynegy Connect cannot obtain acceptable financing for the transaction. Our Aurora 32 optical switch, Wavelength Management System, PlaNet and StarNet Operating System have been in service in the Dynegy Connect network since April 2000. Dynegy Connect is conducting laboratory testing of our Aurora Optical Switch, and we expect to commence commercial shipment under this contract during the first quarter of 2001.

    We have a three-year contract with Qwest, a multinational provider of voice, data and network services. Under the terms of this contract, Qwest has a minimum purchase commitment of $300 million for the deployment of our products, including the Aurora Optical Switch, the Aurora Full-Spectrum and the StarNet Operating System. We expect to commence commercial shipment under this contract during the first quarter of 2001. If we breach our obligations under the contract and fail to remedy the breach within 30 days, Qwest, through binding arbitration, may have the right to terminate the agreement.

    We also have shipped our Aurora 32 optical switch and other custom products to the U.S. Department of Defense as part of their high-speed optical networking program. Shipments are completed for this contract. Our agreement with the U.S. Department of Defense to provide maintenance expired on November 1, 2000.

                              Sales and Marketing

    We sell our products through a direct sales force. We intend to establish relationships with selected distribution and marketing partners, both domestically and internationally, in order to extend our reach and serve new markets. As of June 30, 2000, our sales and marketing organization consisted of 53 employees, 14 of whom are located in our headquarters in Oceanport, New Jersey and 39 of whom are located in other sales and support offices around the United States. We intend to expand our sales force in Europe and may also expand our sales force into other international markets.

    Our marketing objectives include building market awareness and acceptance of our company and our products by working very closely with our prospective customers, industry analysts and consultants. We use our Web site as a major communications vehicle, speak at relevant industry events and participate actively in relevant standards organizations such as the Optical Internetworking Forum, the Internet Engineering Task Force and the Telecommunications Management Forum. We also conduct public relations activities, including interviews, presentations at industry forums and investor conferences and demonstrations for industry analysts. In addition, our senior executives and our sales people have significant industry contacts as a result of their prior experience.

                          Customer Service and Support

    Our customer service team works collaboratively with our existing and prospective customers to support their ongoing network deployments and help them identify and create new high-speed services that they can offer to their customers. We believe that this assistance is an integral aspect of our sales and marketing efforts and can drive additional demand for our products. We have assembled a nationwide team of dedicated customer engineers, and we are expanding internationally to target new markets and support multinational customers. As of June 30, 2000, our customer service and support organization consisted of 20 employees.

                            Research and Development

    We believe that to be successful we must continue to enhance our existing products and develop new products that meet the rapidly evolving needs of our customers. We have made, and will continue to make, a substantial investment in research and development. We have assembled a team of highly-skilled engineers who have significant data communications and telecommunications industry experience drawn from approximately 50 companies. Our engineers have expertise in fields such as optical system design, optical network design, hardware development and software development, including key Internet protocol routing expertise. As of June 30, 2000, we had 124 employees and 10 full-time contractors responsible for product development and quality assurance. We are focused on enhancing the scalability, performance and reliability of our intelligent optical switching products.

            Intellectual Property, Proprietary Rights and Licensing

    Our intellectual property portfolio includes rights to over 30 patents, more than 60 patents pending and over 15 licenses. Our patents and patent applications are in the fields of optical switching, algorithms for mesh networking and optical device technology. The remaining duration of our patents ranges from 12 to 17 years. Our intellectual property licenses are in the field of mesh networking and optical switching devices and generally range in duration from 10 to 17 years.

    Our success and ability to compete depends on our ability to develop and maintain the proprietary aspects of our technology and product marketing and to operate without infringing on the proprietary rights of others. In addition, we must continue to create and acquire rights to intellectual property in the areas of optical networking technology, such as mesh networking, optical switching, switch architecture, control systems and signaling algorithms. We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. We license our intellectual property, including patents and software, under license agreements, which impose restrictions on the licensee's ability to utilize the intellectual property. Finally, we seek to limit disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our proprietary information.

    These legal protections afford only limited protection for our technology and products. For example, others may independently develop similar or competing technology or attempt to copy or use aspects of our products or technology that we regard as proprietary. Furthermore, intellectual property law may not fully protect products or technology that we consider to be our own, and claims of intellectual property infringement may be asserted against us or against our customers in connection with their use of our products.

    We also currently license intellectual property from third parties, some of which may subject us to royalty payments. The intellectual property associated with optical networking products is evolving rapidly, so protection under a license that was once adequate may be insufficient in the future. We may be required to license additional intellectual property from third parties to develop new products or enhance our existing products. These additional third-party licenses may not be, and our existing third-party licenses may not continue to be, available to us on commercially-reasonable terms.

    Given the rapid technological changes in this industry, establishing and maintaining a technology leadership position through the technological and creative skills of our personnel, new product developments and enhancements to existing products will be more important to us than excessive reliance on legally protecting our technology.

    Tellium(R) is a federally registered trademark of Tellium. Aurora(TM), StarNet(TM), Full-Spectrum(TM), PlaNet(TM) and Smarter, Faster Optical Networks(TM) are also trademarks of Tellium. Any other trademarks or service marks appearing in this prospectus are trademarks or service marks of the respective companies that use them.

                                  Competition

    Competition in the market for public network infrastructure is intense. Our competitors include Alcatel, CIENA Corporation, Cisco Systems, Inc., Lucent, Nortel Networks Corporation and Sycamore Networks, Inc. The market for optical switching is expected to grow rapidly and therefore will continue to attract competitors who will continue to introduce new products. Therefore, we expect the level of competition to intensify over time. Our established competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical, sales, marketing and manufacturing resources, including more resources devoted to research and development of new products, than we do. In addition, unlike some of our competitors, we have only a limited ability to provide vendor-sponsored financing, which may influence the purchasing decision of prospective customers. Our competitors could develop new technologies that compete with our products or even render our products obsolete. In addition, some of our competitors have more significant customer relationships and broader product lines than we have.

    For us to compete successfully in this market, we must continue to deliver optical switches that:

  . can be easily expanded at low cost to meet the ever-increasing demands driven by data services;

  . lower a service provider's cost of building and operating an optical network by reducing its complexity and increasing its flexibility;

  . deliver a range of cost-effective solutions for small and large networks;

  . operate with existing equipment and networks;

  . comply with all applicable standards;

  . increase the level of network reliability for data services;

  . allow optical services to be delivered much more quickly and easily than they are today; and

  . provide software tools for service providers to plan, design and operate their optical networks.

                                 Manufacturing

    We outsource almost all of the manufacturing of our products. We design, specify and monitor all of the tests that are required to meet our internal and external quality standards.

    In August 2000, we signed a contract with Solectron Corporation, a leading contract manufacturer of high-quality, technology-based equipment, to manufacture printed circuit boards. Solectron will provide comprehensive manufacturing services, including assembly, test, control and shipment to our customers and procure materials on our behalf. Under our contract with Solectron, we have the option to move final assembly and test functions to Solectron.

    We are currently negotiating with another vendor for chassis assembly and are also negotiating with several other vendors and distributors to establish relationships that will support our future growth. In addition, we are investing in automation, testing and data collection equipment to enable us to further improve product quality as quickly as possible.

    We believe that our relationship with Solectron and the continued outsourcing of our manufacturing will enable us to:

  . expand our access to key components;

  . conserve the working capital that would be required to purchase inventory or develop manufacturing facilities of our own;

  . better adjust manufacturing volumes to meet changes in demand; and

  . build and deliver our products more quickly.

    We currently purchase products through purchase orders. We cannot assure you that we will be able to continue this arrangement on a long-term basis on terms acceptable to us, if at all.

    We are in the process of registering with the International Organization for Standardization, or ISO, for ISO 9001 quality certification.

                                   Employees

    As of June 30, 2000, we had 234 employees, of which:

  . 124 were in research and development;

  . 53 were in sales and marketing, customer service and support;

  . 36 were in manufacturing, quality assurance and documentation; and

  . 21 were in finance and administration.

    We believe our relations with our employees are good. None of our employees is covered by a collective bargaining agreement. Generally, our employees are retained on an at-will basis. Only one of our key employees is subject to an employment agreement. All of our employees are required to sign confidentiality, non-competition and intellectual property agreements.

                                   Properties

    Our headquarters are located in Oceanport, New Jersey and consist of approximately 72,000 square feet of leased space, the lease for which expires in April 2003. We also have a major facility adjacent to our headquarters, which consists of approximately 68,000 square feet. This lease expires in November 2006.

                               Legal Proceedings

    We are not a party to any pending material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

    Our executive officers and directors, and their respective ages and positions, are set forth below.

Name                             Age                    Position
----                             ---                    --------
Harry J. Carr...................  44 Chief Executive Officer and Chairman of the
                                      Board of Directors
Richard W. Barcus...............  53 President and Chief Operating Officer
Krishna Bala....................  36 Chief Technology Officer
Robert J. DeSantis..............  44 Executive Vice President
Michael J. Losch................  45 Chief Financial Officer, Secretary and
                                      Treasurer
William B. Bunting..............  42 Director
Michael M. Connors..............  59 Director
Jeffrey A. Feldman..............  37 Director
Edward F. Glassmeyer............  59 Director
William A. Roper, Jr............  54 Director
Richard C. Smith................  58 Director
Michael G. Albers...............  39 Senior Vice President, Sales
Grace M. Carr...................  53 Vice President, Marketing
Thomas J. Cassa.................  51 Vice President, Engineering
Anthony J. DeMambro.............  58 Vice President, Operations
Nicholas P. DeVito..............  37 Vice President, Product Management and
                                      Business Development

    Harry J. Carr has served as Chairman and Chief Executive Officer of our company since January 2000. From 1998 to 2000, Mr. Carr served as Chief Operating Officer and then President of Lucent Technologies, Inc.'s Broadband Carrier Networks unit, Lucent Technologies' service provider-focused data switching business. From 1997 to 1998, Mr. Carr served as President, Chief Operating Officer and Director of Yurie Systems, Inc., a network equipment provider. From 1992 to 1997, he served in various executive positions at AT&T Corp., a telecommunications provider, including Market Development Vice President for the Atlantic States region, National Program Manager of AT&T Local Services and Vice President of AT&T's Defense Markets Division. Mr. Carr earned a B.S. in Finance from Fairfield University and a J.D. from the University of Connecticut Law School.

    Richard W. Barcus has served as President and Chief Operating Officer of our company since May 1999. He originally joined our company in February 1998 as Vice President of Marketing and Product Management. From 1992 to 1998,
Mr. Barcus was employed at ADC Telecommunications, Inc., a communications equipment provider, where he served as General Manager, Americas, from 1997 to 1998, Vice President of Marketing from 1996 to 1997 and Vice President of Sales from 1995 to 1996. Mr. Barcus earned a B.A. from Aurora University and an M.B.A. from George Mason University.

    Krishna Bala has served as Chief Technology Officer of our company since December 1999. Dr. Bala is the lead system architect for our Aurora Optical Switch. From 1997 to 1999, Dr. Bala served as our Manager of Optical Cross-Connect Product development. Prior to joining our company, Dr. Bala was a scientist with Bellcore's Optical Networking Group, a research and telecommunications services provider, from 1992 to 1997. Dr. Bala earned a Bachelors in Electrical Engineering from Bombay University in India, a Masters in Electrical Engineering from Columbia University and a Ph.D. in Electrical Engineering from Columbia University for his work on optical wavelength routing.

    Robert J. DeSantis has served as Executive Vice President of our company since November 2000. Prior to joining our company, from 1986 to 2000, Mr. DeSantis was employed by Citizens Communications Company, a communications service provider, as Chief Financial Officer,

Vice President and Treasurer from 1997 to 2000 and as Vice President and Treasurer from 1991 to 1997. Mr. DeSantis also served as Chief Financial Officer, Vice President and Treasurer of all of Citizens Communications' subsidiaries, including Electric Lightwave, Inc., an integrated communications service provider, from 1991 to 2000. Mr. DeSantis earned a B.S.E. and an M.S. from the University of Pennsylvania and a J.D. from Boston College Law School.

    Michael J. Losch has served as Chief Financial Officer, Secretary and Treasurer of our company since October 1999. From 1998 to 1999, he served as Chief Financial Officer and Chief Operating Officer of IDF International, an investment company. From 1997 to 1998, Mr. Losch was Vice President, Finance and Administration of Cardre, Inc., a cosmetics manufacturing company. From 1978 to 1997, Mr. Losch served in various capacities with Bell Atlantic Corporation, a telecommunications company, including Special Assistant to New Jersey Governor's Office of Business Ombudsman from 1996 to 1997, Executive Director for Bell Atlantic-New Jersey's Cable Telecom Project from 1995 to 1996 and Chief Financial Officer of Bell Atlantic-New Jersey from 1993 to 1995.
Mr. Losch earned both a B.S. and an M.B.A. from Lehigh University.

    William B. Bunting has been a member of our company's board of directors since December 1999. Mr. Bunting has served as a partner of Thomas Weisel Partners Group LLC, a merchant bank, since 1998. From 1987 to 1998, Mr. Bunting held a number of positions with Montgomery Securities in the private equity, corporate finance and mergers and acquisitions departments. Mr. Bunting currently serves on the board of directors for Hostcentric, Inc., a Web site hosting company, OptCom, Inc., a manufacturer of thin film, and General Bandwidth, Inc., a broadband telephony company. Previously, Mr. Bunting served on the board of directors of Netcom Systems, a network analysis company. He earned an A.B. from Stanford University and an M.B.A. from the Harvard Business School.

    Michael M. Connors has been a member of our company's board of directors since June 2000. From 1992 to 1998, he held the office of president of AOL Technologies, an Internet service provider, where he led the creation and growth of AOLnet and the development of AOL software and services. Dr. Connors is currently a member of the board of directors of the AOL Foundation and MedSpecialists, an Internet-based provider of medical information. In 1999, he was appointed Chairman of the board of Webley Systems, a communications provider. He is also a director of The Connors Foundation and a member of the advisory board of the European Technology Fund. Mr. Connors earned a B.S. in Engineering, an M.S. in Statistics and a Ph.D. in Applied Mathematics from Stanford University.

    Jeffrey A. Feldman has been a member of our company's board of directors since December 1999. He has served as President and Chief Executive Officer of Everest Broadband Networks, a telecom services provider, since 2000. Dr. Feldman has also served as a member of the General Partnership of Pequot Venture Partners, L.P., the venture fund at Pequot Capital Management, since 1998. From 1997 to 1998, Dr. Feldman served as Investment Director for Digital Media Capital, LLC. From 1995 to 1996, he served as an Associate at Canaan Partners, an investment firm. Dr. Feldman currently serves on the board of directors of Alidian Networks, an optical networking provider, Ennovate Networks, a data communications company, and Sphera Optical Networks, an optical local exchange carrier. Dr. Feldman earned a B.S. and a Ph.D. from the University of Connecticut and an M.B.A. from the Yale School of Management.

    Edward F. Glassmeyer has been a member of our company's board of directors since May 1997. Mr. Glassmeyer is a founding general partner of Oak Investment Partners, a venture capital firm, where he has served as a general partner or managing member of various affiliated funds since 1978. Mr. Glassmeyer serves on the board of directors of Mobius Management Systems, a Web-based software solutions provider, The Street.com, a financial news and analysis Web site, and several private Oak portfolio companies in the information technology and Internet infrastructure sectors. Since 1996, Mr. Glassmeyer has served as Overseer of The Tuck School at Dartmouth College. Mr. Glassmeyer earned a B.A. from Princeton University and an M.B.A. from the Tuck School at Dartmouth College.

    William A. Roper, Jr. has been a member of our company's board of directors since September 1998. Mr. Roper has served as Corporate Executive Vice President and Chief Financial Officer of Science Applications International Corporation, or SAIC, a technology services company, since 2000. From 1990 to 1999, Mr. Roper served as Senior Vice President and Chief Financial Officer of SAIC and from 1999 to 2000, he served as Executive Vice President of SAIC. Mr. Roper currently serves on the boards of directors of Daleen Technologies, Inc., an eBusiness software provider, Verisign, Inc., a provider of Internet-based trust services, Intrusion.com, a computer networking company, VocalData, Inc., a communications hardware provider, and several other corporations and non-profit institutions. Mr. Roper earned a B.A. in Mathematics from the University of Mississippi, and has graduated from Southwestern Graduate School of Banking at Southern Methodist University and Stanford University, Financial Management Program.

    Richard C. Smith has been a member of our company's board of directors since February 2000. Since 1998, he has served as Chief Executive Officer of Telcordia Technologies, a telecommunications software provider acquired by SAIC in 1997. Prior to joining Telcordia Technologies, from 1991 to 1997, Dr. Smith was a Senior Vice President at Sprint Corp., a telecommunications company, where he was responsible for brand investment strategy and management, public relations, training and education, total quality management and the Sprint Foundation. Dr. Smith earned a B.E. from Vanderbilt University and an M.S. and a Ph.D. from the Department of Engineering and Applied Science at Yale University.

    Michael G. Albers has served as Senior Vice President of Sales for our company since March 2000. Prior to joining our company, from 1999 to 2000, Mr. Albers served as a Vice President of Sales for Lucent Technologies, a communications company. From 1995 to 1999, Mr. Albers served as Vice President of Sales at Ascend Communications, a data networking company. Mr. Albers earned a B.S. in Computer Science from the University of Maryland.

    Grace M. Carr has served as Vice President of Marketing of our company since March 2000. Prior to joining our company, from 1998 to 2000, Ms. Carr was Vice President of Sales and Marketing at Northchurch Communications, a data communications provider acquired by Newbridge Networks in 1999. From 1996 to 1998, Ms. Carr was Vice President of Corporate Marketing at Bay Networks, a data communications company. From 1994 to 1996, Ms. Carr was Vice President of Sales and Marketing at Xylogics, a data communications company acquired by Bay Networks in December 1995. Ms. Carr earned a B.A. in Mathematics from Douglass College.

    Thomas J. Cassa has served as Vice President of Engineering of our company since April 2000. Prior to joining our company, from 1999 to 2000, he was Vice President of Engineering at Northchurch Communications, a data communications company acquired by Newbridge Networks in 1999. From 1998 to 1999, Mr. Cassa was Vice President of Engineering at Telco Systems, a telecommunications company. From 1997 to 1998, Mr. Cassa held senior engineering positions and led engineering teams at Argon Networks, acquired by Siemens in March 1999. From 1995 to 1997, he held senior engineering positions at Nexion, an Internet hardware provider. Mr. Cassa earned his B.E.E. from City University of New York.

    Anthony J. DeMambro has served as Vice President of Operations of our company since January 2000. From 1998 to 2000, he served as Vice President of Operations for Lucent Technologies, Data Network System Carrier Products. From 1996 to 1998, he served as Vice President of Operations for Yurie Systems, a network equipment provider. From 1993 to 1996, he was Vice President of Operations for Steinbrecher Corporation, now Tellabs Wireless, Inc., a cellular equipment manufacturer.

    Nicholas P. DeVito has served as our Vice President, Product Management and Business Development since January 2000. Mr. DeVito joined our company as Director of Product Management in August 1998. From 1985 to 1998, he held senior positions at Bell Laboratories, a research and development organization, and AT&T, a telecommunications provider, in network engineering, local services delivery, network design and operations, product management and network restoration and reliability. He earned a B.S. and an M.S. in Electrical Engineering from Columbia University and an M.B.A. from New York University.

Board of Directors

    Our board of directors consists of seven members. Upon the completion of this offering, the terms of office of the board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001, will consist of Messrs. Glassmeyer and Smith; Class II, whose term will expire at the annual meeting of stockholders to be held in 2002, will consist of Messrs. Bunting and Roper; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003, will consist of Messrs. Carr, Connors and Feldman. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. This classification of the board of directors may have the effect of delaying or preventing a change of control or management of our company. Each officer serves at the discretion of the board of directors. There are no family relationships between any of our directors or officers.

Board Committees

    In 1999, the members of our compensation committee were Mr. Glassmeyer and Dr. William K. Hagan. Upon the completion of this offering, our board of directors will have a compensation committee and an audit committee. The members of our compensation committee will be Messrs. Bunting, Feldman and Glassmeyer. Our compensation committee will review and make recommendations to our board regarding compensation for our executive officers. The compensation committee will also administer our stock option plans. The members of our audit committee will be Messrs. Bunting, Connors and Feldman. Our audit committee will review and monitor our financial statements and accounting practices, make recommendations to our board regarding the selection of independent auditors and review the results and scope of the audit and other services provided by our independent auditors.

Compensation Committee Interlocks and Insider Participation

    None of the members of our compensation committee in 1999 and none of the people who will be members of our compensation committee upon completion of this offering are, or have ever been at any time since our incorporation, one of our officers or employees. None of the members of our compensation committee in 1999 and none of the people who will be members of our compensation committee upon completion of this offering serve as a member of the board of directors or compensation committee of any entity that has one or more of our executive officers serving as a member of its board of directors or compensation committee.

Director Compensation

    Our board of directors determines the amount of any fees, whether payable in cash, shares of common stock or options to purchase common stock, and expense reimbursements that directors receive for attending meetings of the board of directors or committees of the board. To date, we have not paid any fees to our directors, but have reimbursed them for their reasonable expenses in attending board and board committee meetings. We have granted options to our directors in the past, and we may continue to do so in the future.

    As of October 18, 2000, we have granted options to purchase shares of our common stock at an exercise price of $1.55 per share to the following directors:

              Name             Number of Options
              ----             -----------------
        William B. Bunting           60,000
        Jeffrey A. Feldman           60,000
        Edward F. Glassmeyer         60,000
        William A. Roper, Jr.        60,000
        Richard C. Smith             60,000
        Michael M. Connors          100,000

Executive Compensation

    The following table sets forth the total compensation paid to our former Chief Executive Officer and to our former Chairman who served in 1999 and each of the four other most highly-compensated executive officers who served in 1999 and whose annual salary and bonus exceeded $100,000 for services rendered to us in all capacities during the year ended December 31, 1999. Harry J. Carr was appointed as our Chairman and Chief Executive Officer in January 2000.

                           Summary Compensation Table

                                                                    Long-Term
                                                                   Compensation
                                                                      Awards
                                                                   ------------
                                      Annual
                                   Compensation         Other       Securities
                                ------------------     Annual       Underlying
Name and Principal Position     Salary($) Bonus($) Compensation($)  Options(#)
---------------------------     --------- -------- --------------- ------------
Michael Hodges(1)
 Former Chief Executive
 Officer....................... $266,297  $ 12,500    $ 30,810(4)   2,180,820

Farouque Mesiya(2)
 Former Chairman...............  232,029        --          --             --

Richard W. Barcus(3)
 President and Chief Operating
 Officer.......................  150,078    37,000          --      2,400,000

John K. Kostibas
 Vice President, Sales.........  152,763   112,500          --        990,000

Krishna Bala
 Chief Technology Officer......  126,900        --          --      2,700,000

Nicholas P. DeVito
 Vice President, Product
 Management and Business
 Development...................  125,458    30,000          --        930,000

--------
(1) Mr. Hodges was our Chief Executive Officer and President from January 1999 until May 1999.
(2) Mr. Mesiya was our Chairman from January 1999 until June 1999. We conducted a search for our Chairman from July 1999 to December 1999.
(3) Mr. Barcus was appointed as our President and Chief Operating Officer in May 1999.
(4) We provided Mr. Hodges with a car allowance of $13,694 and a housing allowance of $17,116.

                                 Option Grants

    The following table sets forth information regarding options we granted to the executive officers named in the Summary Compensation Table during 1999. The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated assuming that the fair market value of common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. The percentage of total options granted to our employees in the last fiscal year is based on options to purchase an aggregate of 24,143,016 shares of common stock granted under our 1997 employee stock option plan for fiscal year 1999. We have never granted any stock appreciation rights.

                                      Option Grants
                                   in Last Fiscal Year
                                    Individual grants
                         ----------------------------------------
                                     Percent                             Potential Realizable
                                    of Total                               Value at Assumed
                         Number of   Options                                Annual Rates of
                         Securities  Granted                                  Stock Price
                         Underlying    to                                  Appreciation for
                          Options   Employees Exercise                     Option Term(/1/)
                          Granted   in Fiscal  Price   Expiration -----------------------------------
          Name              (#)       Year     ($/Sh)     Date      0% ($)      5% ($)      10% ($)
          ----           ---------- --------- -------- ---------- ----------- ----------- -----------
Michael Hodges.......... 2,180,820     9.03%   $0.08    05/05/09  $30,357,014 $49,558,098 $79,016,330


Farouque Mesiya.........        --       --       --          --           --          --          --

Richard W. Barcus.......   136,200     0.56     0.08    05/05/09    1,895,904   3,095,080   4,934,852
                           450,000     1.86     0.08    06/23/09    6,264,000  10,226,036  16,304,577
                         1,813,800     7.51     1.07    12/08/09   23,452,434  39,422,081  63,922,655

John K. Kostibas........   204,000     0.85     0.08    05/05/09    2,839,680   4,635,803   7,391,408
                            82,200     0.34     0.08    06/23/09    1,144,224   1,867,956   2,978,303
                           703,800     2.92     1.07    12/08/09    9,100,134  15,296,759  24,803,597

Krishna Bala............   120,000     0.50     0.08    05/05/09    1,670,400   2,726,943   4,347,887
                           162,000     0.67     0.08    06/23/09    2,255,040   3,681,373   5,869,648
                         2,418,000    10.02     1.07    12/08/09   31,264,740  52,554,081  85,216,110

Nicholas P. DeVito......    72,000     0.30     0.08    05/05/09    1,002,240   1,636,166   2,608,732
                           180,000     0.75     0.08    06/23/09    2,505,600   4,090,414   6,521,831
                           678,000     2.81     1.07    12/08/09    8,766,540  14,736,008  23,894,343

--------

(/1/) Potential realizable values are computed by (i) multiplying the number of shares of common stock subject to a given option by $14.00, the mid-point of the range shown on the cover page of this prospectus, (ii) assuming that the aggregate stock value derived from that calculation compounds at the annual 0%, 5% or 10% rates shown in the table over the term of the options, and (iii) subtracting from that result the aggregate option exercise price. The potential realizable values set forth above do not take into account applicable tax expense payments that may be associated with such option exercises. Actual realizable value, if any, will be dependent on the future price of the common stock on the actual date of exercise, which may be earlier than the stated expiration date.

                         Fiscal Year-End Option Values

    The following table provides some information with respect to options held by the executive officers named in the Summary Compensation Table as of December 31, 1999. No options were exercised during 1999 by any of these executive officers. Options are "in-the-money" if the value of our common stock exceeds the exercise price of the options. There was no public trading market for the common stock as of December 31, 1999. Accordingly, the values set forth below were calculated based on an assumed initial public offering price of $14.00 per share, the mid-point of the range shown on the cover page of this prospectus, less the exercise price per share, multiplied by the number of shares underlying the options.

                Aggregated Option Exercises in Last Fiscal Year
                       and Fiscal Year-End Option Values

                               Number of Securities
                              Underlying Unexercised   Value of Unexercised In-
                                 Options at Fiscal       the-Money Options at
                                   Year-End (#)           Fiscal Year-End ($)
                             ------------------------- -------------------------
            Name             Exercisable Unexercisable Exercisable Unexercisable
            ----             ----------- ------------- ----------- -------------
Michael Hodges..............  2,180,820           --   $30,357,014  $        --
Farouque Mesiya.............         --           --            --           --
Richard W. Barcus...........    630,000    2,370,000     8,485,800   31,502,538
John K. Kostibas............    247,500    1,642,500     3,455,100   22,192,938
Krishna Bala................         --    2,700,000            --   35,190,180
Nicholas P. DeVito..........     15,000      975,000       209,400   12,902,580

Employment Agreements

    Harry J. Carr. We entered into an executive employment agreement with Mr. Carr, dated December 21, 1999, which provides for his employment as Chairman of the Board and Chief Executive Officer beginning in January 2000 for a period of two years or until he resigns, is disabled, dies or is terminated by us for any reason. The agreement will be renewed automatically for one-year periods unless we or Mr. Carr give notice of intent not to renew at least 90 days before the end of an employment term.

    Mr. Carr began to receive an annual base salary of $300,000 in January 2000, subject to increases as determined by our board of directors based upon Mr. Carr's performance and other factors described in the agreement. In addition, we granted options to purchase 13,200,000 shares of our common stock to Mr. Carr at an exercise price of $1.07 per share, which Mr. Carr exercised on April 4, 2000. Mr. Carr will also be eligible to receive a bonus of up to 66-2/3% of his base salary each year during the term of employment in which we and Mr. Carr achieve objectives mutually agreed upon by Mr. Carr and our board of directors for such fiscal year. If Mr. Carr exceeds the agreed upon objectives, the board of directors may provide for an additional bonus. The agreement also provides for benefits, the reimbursement of expenses and the payment of the rental costs of Mr. Carr's residence near our offices.

    The employment agreement also prohibits Mr. Carr, during his employment with us and for one year after his employment ends, from soliciting any of our employees, or interfering with any of our business relationships. The agreement also requires that Mr. Carr protect Tellium's trade secrets and confidential information during his employment with us, and for one year after his employment ends.

    Pursuant to the employment agreement, if we terminate Mr. Carr's employment for any reason or if Mr. Carr exercises his right to terminate the agreement within six months of the occurrence of any of the following:

  . an adverse change in Mr. Carr's title, position, duties, powers and authority, reporting relationship or the scope of his responsibilities,

  . the occurrence of a change of control,

  . a failure by our successor to assume Mr. Carr's employment agreement in a situation other than a change in control, or

  . a material breach of the employment agreement that remains uncured for 14 days following our receipt of notice of the breach,

Mr. Carr is entitled to receive, among other things, his annual base salary for one year paid ratably over this period, any unpaid bonuses earned prior to termination, any unpaid benefits under group health and life insurance plans for one year after termination, any unpaid benefits under employee benefit plans and any reimbursable expenses.

    According to the employment agreement, if Mr. Carr dies or becomes disabled, he is entitled to receive all of the amounts described above, except that he will only be entitled to receive his then-current salary through the last day of the month he died or became disabled and any unpaid bonus for that portion of the year that the death or disability occurred.

    Mr. Carr may also terminate the employment agreement at any time upon 30 days written notice. In that event, he will be entitled to receive his salary as of the date of termination, any unpaid bonus earned with respect to prior years, any unpaid benefits under group health and life insurance plans or employee benefit plans and any reimbursable expenses.

    The employment agreement also provides that if Mr. Carr receives a payment or benefit upon a change of control that is subject to an excise or similar-purpose tax, we will pay Mr. Carr such additional compensation as is necessary to place him in the same after-tax position he would have been in had no such taxes been paid or incurred.

Employee Benefit Plans

Amended and Restated 1997 Employee Stock Incentive Plan

    We have an Amended and Restated 1997 Employee Stock Incentive Plan. The following is a summary description of the material terms of the plan.

    Overview. The purpose of the plan is to provide an additional incentive to key employees and consultants to further our growth, development and financial success and to enable us to obtain and retain the services of key employees considered essential to our long-range success by offering them an opportunity to own options to purchase our common stock and restricted stock.

    Share Reserve. As of October 31, 2000, 37,576,412 stock options were outstanding and 7,777,790 shares were available for future grant.

    Eligibility. Our employees, officers and consultants are eligible to receive awards under our stock option plan.

    Options. Unless determined by our board of directors or the compensation committee in its sole discretion, options to purchase our common stock granted under the plan are exercisable in cumulative installments, one-quarter on the first anniversary of the date of option grant and the remainder in 36 equal monthly installments commencing on the first day of the 13th month following the date of option grant. At any time after the grant of an option, our board of directors or the compensation committee may, in its sole discretion, accelerate the period during which an option vests. There are options outstanding that have different vesting schedules, including vesting 25% per year over four years.

    Restricted Stock. Our board of directors or the compensation committee may grant restricted stock under our stock option plan and may condition the grant or vesting upon the attainment of performance goals as established by the compensation committee. Our board of directors or the compensation committee may also condition the grant of restricted stock upon the continued service of the grantee. The terms of the stock option plan state that the conditions for grant or vesting need not be the same with respect to each recipient. In addition, our board of directors or the compensation committee may, at any time and in its sole discretion, accelerate or waive any of the foregoing restrictions.

    Administration. Our stock option plan will be administered by our board of directors or by the compensation committee. Under the stock option plan, our board of directors or the compensation committee has the authority to, among other things:

  . select the employees, officers and consultants to whom stock options and restricted stock awards will be granted;

  . determine the type, size and the terms and conditions of stock options and restricted stock awards; and

  . establish the terms for treatment of stock options and restricted stock awards upon termination of employment or change in control.

    Corporate Events. In the event of a transaction in which:

  . we are not the surviving entity,

  . we sell all or substantially all of our assets,

  . we liquidate or dissolve or

  . we are the surviving entity but in which a majority of our stockholders prior to the transaction do not hold a majority of our voting power after the transaction,

our board of directors or the compensation committee, in its sole discretion, may provide:

  . for the purchase of any option for a cash amount equal to the amount that a share of common stock would receive in the transaction, assuming the option was exercised, after deducting the exercise price of the option;

  . that an option cannot be exercised after the event;

  . for the replacement of the option with other rights or property;

  . for the exercise of the option for a specified period of time prior to the transaction;

  . that an option or award will be assumed by the successor corporation or that the successor corporation will provide a substituted option;

  . that the restrictions applicable to any outstanding restricted stock shall lapse and that all restricted shares shall become fully vested and transferable; or

  . for adjustments in the terms and conditions of awards.

    Termination and Amendment. The stock option plan has no termination date, but no incentive stock options may be granted under the plan after the expiration of 10 years from the date of its adoption by our board of directors. Our board of directors or the compensation committee will be able to, at any time and from time to time, amend or terminate the stock option plan. However, to the extent necessary under applicable law, no such change will be effective without the requisite approval of the stockholders. In addition, no such change will alter or adversely impair any rights or obligations under any stock option and restricted stock awards previously granted, except with the consent of the grantee.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

Related-Party Transactions

    We paid approximately $118,000 in consulting expenses to Telcordia Technologies, Inc., an affiliate of Science Applications International Corporation, or SAIC, and Telcordia Venture Capital Corporation during 1999. Telcordia Technologies was formerly known as Bellcore, one of our original investors that was subsequently acquired by SAIC.

    Approximately $1.4 million of our revenues in 1999 were derived from sales to Telcordia Technologies in connection with a project with the U.S. Department of Defense. We also purchased approximately $360,000 of product from Telcordia Technologies in 1999.

    On our board of directors, we have one representative from SAIC and one representative from Telcordia Technologies.

Securities Transactions

    Issuance of warrants and Series C preferred stock. On February 9, 1999, in connection with a December 1998 $16.0 million bridge financing under which our then preferred stockholders received senior convertible promissory notes from us, we issued warrants to purchase shares of our Series A preferred stock at an exercise price of $4.58 to the following persons who own of record or beneficially more than five percent of our securities:

  . warrants to purchase an aggregate of 185,370 shares of Series A preferred stock to entities affiliated with Oak Investment Partners;

  . a warrant to purchase 93,750 shares of Series A preferred stock to Ortel
    Corporation, which was recently acquired by Lucent Technologies, Inc.;
    and

  . a warrant to purchase an aggregate of 484,020 shares of Series A preferred stock to SAIC.

    On February 11, 1999, we sold shares of our Series C preferred stock at a purchase price of $9.15 per share for cash and conversion of our senior convertible promissory notes originally issued in December 1998, including accrued and unpaid interest, to the following persons who own of record or beneficially more than five percent of our securities:

  . 330,194 shares to entities affiliated with Oak Investment Partners in exchange for the conversion of our senior promissory notes in the aggregate amount of $3,021,275;

  . 166,475 shares to Ortel Corporation, in exchange for the conversion of our senior promissory note in the aggregate amount of $1,523,246; and

  . 861,961 shares to SAIC and various of its affiliates in exchange for the conversion of our senior promissory note in the aggregate amount of $7,886,943.

    Issuance of senior promissory notes. On June 30, 1999, we sold senior promissory notes with an annual interest rate of 9.75%, to the following persons who own of record or beneficially more than five percent of our securities in the following amounts:

  . $825,646 to entities affiliated with Oak Investment Partners;

  . $960,231 to Ortel Corporation; and

  . $2,155,853 to SAIC.

    Issuance of Series D preferred stock. In December 1999, we sold shares of our Series D preferred stock at a purchase price of $9.15 per share for cash and conversion of our senior promissory notes to the following persons who own of record or beneficially more than five percent of our securities:

  . 478,596 shares to entities affiliated with Oak Investment Partners in exchange for $3,519,071 in cash and our senior promissory notes in the aggregate amount of $860,082;

  . 524,736 shares to Ortel Corporation in exchange for $3,801,054 in cash and our senior promissory note in the aggregate amount of $1,000,280;

  . 518,663 shares to SAIC in exchange for $2,500,000 in cash and our senior promissory note in the aggregate amount of $2,245,766; and

  . 2,732,241 shares to entities affiliated with Thomas Weisel Capital
    Partners LLC in exchange for $25,000,005 in cash.

    Issuance of Series A preferred stock. On June 30, 2000, substantially all of the holders of the Series A preferred stock warrants, which were originally issued on February 9, 1999, exercised these warrants, and we issued shares of our Series A preferred stock to the following persons who own of record or beneficially more than five percent of our securities:

  . 185,370 shares to entities affiliated with Oak Investment Partners; and

  . 484,020 shares to SAIC.

    Issuance of Series E preferred stock. On September 20, 2000, we sold shares of our Series E preferred stock at a purchase price of $30.00 per preferred share to the following persons who own of record or beneficially more than five percent of our securities:

  . 33,333 shares to entities affiliated with Thomas Weisel Capital Partners
    LLC in exchange for $999,990 in cash; Thomas Weisel Partners LLC, an affiliate of Thomas Weisel Capital Partners LLC, received 91,375 shares of Series E preferred stock as the fee for its services as co-placement agent in the Series E preferred stock offering.

Restricted Stock Agreements

    Harry J. Carr. On December 21, 1999, we granted stock options to Mr. Carr to purchase an aggregate of 13,200,000 shares of our common stock at an exercise price of $1.07 per share. On April 4, 2000, Mr. Carr exercised these stock options in full and received 13,200,000 shares of our common stock, which are subject to two restricted stock agreements. In connection with the stock purchases, Mr. Carr delivered two promissory notes to us in the aggregate amount of $14,099,800, less the par value of the stock purchased, which was paid in cash. Each promissory note is secured by a pledge of the purchased stock.

    Mr. Carr purchased 12,000,000 shares of our common stock under a restricted stock agreement dated April 4, 2000. Under the terms of this agreement, 6,000,000 shares vested as of January 2, 2000. Of the remaining 6,000,000 shares, 1,500,000 will vest on December 21, 2000, and 4,500,000 will vest ratably on a monthly basis over the succeeding three years.

    The restricted stock agreement provides that Mr. Carr may only transfer his unvested shares to us or by will or laws of descent and distribution, under a domestic relations order, by gift to members of his family, to trusts solely for the benefit of his family members, to persons with whom he has had a significant pre-existing business or personal relationship, to entities in which such family members, friends and/or trusts are the only partners and to charitable organizations.

    Under the terms of the restricted stock agreement, we have the right to repurchase any unvested shares of restricted stock, at a per share price equal to the exercise price per share paid by Mr. Carr, plus accrued interest, if Mr. Carr voluntarily terminates his employment with us. Our repurchase right is exercisable only during the one-year period following such termination.

    The restricted stock agreement also provides that all of the unvested shares will immediately vest, and Tellium's right of repurchase shall lapse, upon the occurrence of any of the following:

  . the sale or acquisition of beneficial ownership of our equity securities constituting 50% or more of the total voting power of our stockholders by a party or group of related parties (other than us or a person that directly or indirectly controls, is controlled by, or is under common control with us);

  . a merger or consolidation of Tellium with or into another entity and the holders of our equity securities prior to such transaction possess less than 50% of the total voting power of the surviving company after such transaction;

  . a complete liquidation or dissolution of Tellium;

  . a sale of all or substantially all of our assets; or

  . a change in the composition of our board of directors over a 36-month period such that a majority of the board is no longer comprised of persons who either have been board members continuously since the beginning of such period or have been elected or nominated for election as board members during such period by at least a majority of the persons who have been board members over that same period.

If, as a result of the acceleration of the vesting of the then-unvested shares due to a corporate transaction as described above, Mr. Carr is required to pay an excise tax with respect to the accelerated shares, then Mr. Carr is entitled to receive an additional payment from us in an amount as is necessary to place him in the same after-tax position he would have been in had no such excise taxes been paid or incurred.

    Mr. Carr also purchased 1,200,000 shares of our common stock under a second restricted stock agreement dated April 4, 2000. The terms and conditions of this agreement are substantially similar to those in the restricted stock agreement with Mr. Carr described above. The differences are outlined below. Under the terms of the restricted stock agreement under which Mr. Carr purchased 1,200,000 shares, those shares will vest according to the following vesting schedule:

  . 1,200,000 shares of common stock will vest upon the conclusion of a written or oral general equipment purchase agreement involving the sale of hardware and other equipment by Tellium with one of the large telecommunications service providers described in the restricted stock agreement, and the receipt by the service provider of its first commercial shipment, each to have occurred prior to December 21, 2001;

  . 600,000 shares of restricted common stock will vest upon the conclusion of each written or oral general equipment purchase agreement involving the sale of hardware and other equipment by Tellium with each of the smaller telecommunications service providers described in the restricted stock agreement, and the receipt by the service provider of its first commercial shipment, each to have occurred prior to December 21, 2001; and

  . no more than 1,200,000 shares will be issued under the restricted stock agreement.

    Under the terms of the 1,200,000 share restricted stock agreement, we have the right to repurchase any unvested shares of restricted stock, at a per share price equal to the exercise price per share paid by Mr. Carr, plus accrued interest, within one year of Mr. Carr's employment with us being terminated for any of the following reasons:

  . Mr. Carr dies or becomes disabled during the term of his employment agreement with us;

  . we terminate Mr. Carr's employment at any time with or without cause, including our failure to renew Mr. Carr's employment agreement with us;

  . Mr. Carr terminates his employment with us within six months after the occurrence of any of the following events:

    . an adverse change in Mr. Carr's title, position, duties, powers and authority, reporting relationship or the scope of his responsibilities;

    . the occurrence of a change of control;

    . a failure by our successor to assume Mr. Carr's employment agreement in a situation other than change of control;

    . a material breach of the employment agreement that remains uncured for 14 days following our receipt of notice of breach; or

  . Mr. Carr voluntarily terminates his employment with us.

Our right to repurchase unvested shares under this agreement terminates on April 13, 2002.

    Other Restricted Stock Agreements. We have also entered into restricted stock agreements with each of Messrs. Albers, Bala, Barcus, Cassa, DeMambro, DeVito and Losch and Ms. Carr. In connection with these restricted stock agreements, each executive delivered a promissory note to us for the full amount of the purchase price, less the par value of the stock purchased. The loans are for the following amounts:

                                                                      Aggregate
Name                                                                 Loan Amount
----                                                                 -----------
Michael G. Albers................................................... $ 3,204,500
Krishna Bala........................................................   2,582,827
Richard W. Barcus...................................................   2,010,093
Grace M. Carr.......................................................   1,922,700
Thomas J. Cassa.....................................................   2,082,925
Anthony J. DeMambro.................................................   1,922,700
Nicholas P. DeVito..................................................   1,612,183
Michael J. Losch....................................................   1,922,700
                                                                     -----------
  Total............................................................. $17,260,628

    Each promissory note is secured by a pledge of the purchased stock. Each executive is obligated to repay his or her loans, plus a fixed rate of interest of 7.5% per annum on the outstanding principal balance:

  . upon the occurrence of a liquidity event (with respect to the portion of the principal attributable to the shares of restricted stock that are sold); or

  . on the termination date of each such executive's restricted stock agreement.

    Each restricted stock agreement also contains restrictions on the transfer of shares, except to permitted transferees, such as to his or her executors or beneficiaries upon death, to his or her spouse and persons with whom he or she has had a significant pre-existing business or personal relationship.

    Each restricted stock agreement provides us the right to repurchase any of the executive's unvested shares at a per share price equal to the exercise price per share paid by the executive, plus accrued interest, during the one-year period after the executive's employment with us is terminated for any reason, with or without cause.

    Our right to repurchase the executive's unvested shares shall lapse with respect to, and the executive, if he or she is then employed with us, shall acquire a vested interest in, 50% of the then-unvested shares if any of the following corporate transactions occur:

  . the sale or acquisition of beneficial ownership of our equity securities constituting 50% or more of the total voting power of our stockholders by a party or group of related parties (other than us or a person that directly or indirectly controls, is controlled by, or is under common control with us);

  . a merger or consolidation of Tellium with or into another entity and the holders of our equity securities prior to such transaction possess less than 50% of the total voting power of the surviving company after such transaction;

  . a complete liquidation or dissolution of Tellium;

  . a sale of all or substantially all of our assets; or

  . a change in the composition of our board of directors over a 36-month period such that a majority of the board is no longer comprised of persons who either have been board members continuously since the beginning of such period or have been elected or nominated for election as board members during such period by at least a majority of the persons who have been board members over that same period.

If, as a result of the transactions described above, the executive is required to pay an excise tax with respect to the shares that vested as a result of such transactions, the executive is entitled to receive an additional payment from us in an amount as is necessary to place him or her in the same after-tax position he or she would have been in had no such excise taxes been paid or incurred.

    Our right to repurchase shall lapse with respect to, and the executive, if he or she is then employed with us, shall acquire a vested interest in, the remaining 50% of the executive's unvested shares if:

  . there is a meaningful alteration that is adverse to the executive in the nature or status of his or her responsibilities or in his or her position with us from those in effect immediately prior to a corporate transaction described above;

  . a requirement by us, after a corporate transaction, that the executive perform his or her responsibilities for us at a location that is more than 60 miles from the location of the executive's employment at the time of such transaction; or

  . we breach a material term of such executive's restricted stock agreement and fail to cure within 30 days after notice from the executive of such breach.

    Under the terms of each restricted stock agreement, we have the right to repurchase any or all of the executive's vested shares of restricted stock at a per share price equal to the fair market value if:

  . the executive's employment with us is or could be terminated by us for cause; or

  . the executive attempts to transfer any vested shares other than as permitted under the executive's restricted stock agreement.

    Under the terms of the restricted stock agreements, the shares will vest, unless vested earlier, according to the following schedule:

  . 25% of the shares will vest on the first anniversary of the date set forth in the restricted stock agreements as the vesting measurement date, if the executive is then employed by us;

  . 1/36th of the remaining shares will vest on the last day of each calendar month commencing with the thirteenth month anniversary of the vesting measurement date and ending on the 48th month anniversary of the vesting measurement date, if, on each monthly vesting date, the executive is then employed by us.

Management Investor Subscription Agreements

    We have also entered into management investor subscription agreements with each of Messrs. Bala and Mesiya. In connection with these management investor subscription agreements, these management investors purchased 300,000 and 1,500,000 shares, respectively, of our common stock for an aggregate purchase price of $50 and $250, respectively.

    Each management investor subscription agreement provides that any unvested shares become vested shares 120 days after the management investor's employment is terminated as follows:

  . without cause;

  . due to a voluntary resignation by the management investor; or

  . by reason of the management investor's death or disability.

    Under the terms of the management investor subscription agreements, the shares will vest, unless vested earlier, over four years according to the following vesting schedule:

  . 20% immediately upon issuance of the shares under the agreement;

  . 40% on the first anniversary of the agreement date;

  . 60% on the second anniversary of the agreement date;

  . 80% on the third anniversary of the agreement date; and

  . 100% on the fourth anniversary of the agreement date.

Stockholders' Agreement

    The Stockholders' Agreement grants our stockholders rights to register their shares of common stock for future sale as described in "Shares Eligible for Future Sale--Stockholder Registration Rights".

Board Approval of Related-Party Transactions

    We intend to have the terms of all future related-party transactions be no less favorable to us than terms that could be obtained from unaffiliated third parties, and to have all future related-party transactions approved by a majority of our board of directors.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth, as of October 31, 2000, information with respect to the beneficial ownership of our common stock by:

  . each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

  . each director of Tellium and each executive officer named in the Summary
    Compensation Table; and

  . all directors and executive officers as a group.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of October 31, 2000 are deemed to be outstanding and beneficially owned by the person holding such options or warrants. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 187,467,504 shares of common stock outstanding as of October 31, 2000, and 204,967,504 shares of common stock to be outstanding after the offering. Shares of our Series A, B, C and D preferred stock are counted on an as-converted basis, assuming a one-to-six conversion ratio. Shares of our Series E preferred stock are counted on an as-converted basis, assuming an initial public offering price of $14.00 per share, the mid-point of the range shown on the cover page of this prospectus.

    Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares beneficially owned by the stockholder and has the same address as Tellium. Our address is 2 Crescent Place, Oceanport, New Jersey 07757-0901.

                                                                   Percent
                                                                Beneficially
                                                  Number of         Owned
                                                    Shares    -----------------
                                                 Beneficially  Before   After
Name and Address of Beneficial Owner                Owned     Offering Offering
------------------------------------             ------------ -------- --------
Science Applications International Corpora-
 tion(1)
 10260 Campus Point Drive
 San Diego, CA 92121............................  34,687,866    18.5%   16.9%

Lucent Technologies, Inc.(2)
 2015 West Chestnut Street
 Alhambra, CA 91803.............................  16,647,264     8.9      8.1

Entities affiliated with Oak Investment Part-
 ners(3)
 One Gorham Island
 Westport, CT 06880.............................  14,964,960     8.0      7.3

Entities affiliated with Accel V L.P.(4)
 428 University Avenue
 Palo Alto, CA 94301............................   9,507,078     5.1      4.6

Entities affiliated with Thomas Weisel Capital
 Partners LLC(5)
 One Montgomery Street,
 Suite 3700
 San Francisco, CA 94104........................  16,660,678     9.0      8.3

Harry J. Carr(6)................................  13,200,000     7.0      6.4

Richard W. Barcus(7)............................   3,000,000     1.6      1.5

Krishna Bala(8).................................   2,788,500     1.5      1.4

William B. Bunting(5)...........................  16,675,678     9.0      8.1

Michael M. Connors(9)...........................     382,141      *        *

Jeffrey A. Feldman(10)..........................   6,703,745     3.6      3.3

Edward F. Glassmeyer(3).........................  14,979,960     8.0      7.3

William A. Roper, Jr.(1)........................  34,702,866    18.5     17.0

Richard C. Smith(1).............................  34,702,866    18.5     17.0

Nicholas P. DeVito(11)..........................   1,800,000     1.0      1.0

Michael Hodges(12)..............................   2,180,820     1.2      1.1

John K. Kostibas................................     517,200       *        *

Farouque Mesiya(13).............................   1,656,252     1.0      1.0

Executive officers and directors as a group (15
 persons)....................................... 104,582,890    55.8     51.0

--------
   * Represents less than one percent.

 (1) SAIC is the beneficial owner of the shares held by Telcordia Venture Capital Corporation, the record owner of these shares. Mr. Roper is an Executive Vice President and Chief Financial Officer of SAIC and as such he may be deemed to exercise voting and investment power over the shares held by Telcordia Venture Capital. Mr. Roper disclaims beneficial ownership of these shares except to the extent of his proportionate interest in SAIC. These shares include, with respect to Mr. Roper, vested options to purchase 15,000 shares but exclude unvested options to purchase 45,000 shares held by Mr. Roper. Mr. Smith is the Chief Executive Officer of Telcordia Technologies, Inc., which is a wholly-owned subsidiary of SAIC and wholly owns Telcordia Venture Capital, and as such he may be deemed to exercise voting and investment power over the shares held by Telcordia Venture Capital. Mr. Smith disclaims beneficial ownership of these shares except to the extent of his proportionate interest in Telcordia Technologies. These shares include, with respect to Mr. Smith, vested options to purchase 15,000 shares but exclude unvested options to purchase 45,000 shares held by Mr. Smith.
 (2) Ortel Corporation, the record owner of these shares, was acquired by Lucent Technologies in April 2000.

 (3) Includes (a) 14,598,318 shares held by Oak Investment Partners VII, Limited Partnership; and (b) 366,642 shares held by Oak VII Affiliates Fund, Limited Partnership. Mr. Glassmeyer is a managing member of the Oak Investment Partners entities and as such he may be deemed to exercise voting and investment power over the shares held by these entities. Mr. Glassmeyer disclaims beneficial ownership of these shares except to the extent of his proportionate interest in the Oak Investment Partners entities. These shares also include vested options to purchase 15,000 shares but exclude unvested options to purchase 45,000 shares held by Mr. Glassmeyer.

 (4) Includes (a) 7,662,720 shares held by Accel V L.P.; (b) 456,336 shares held by Accel Investors "96 L.P.; (c) 1,026,762 shares held by Accel Internet/Strategic Technology Fund L.P.; (d) 152,112 shares held by Accel Keiretsu V L.P.; and (e) 209,148 shares held by Ellmore C. Patterson Partners.

 (5) Includes (a) 13,870,914 shares held by Thomas Weisel Capital Partners, L.P., (b) 320,472 shares held by TWP CEO Founders' Circle (AI), L.P., (c) 1,170,852 shares held by TWP CEO Founders' Circle (QP), L.P.; (d) 324,510 shares held by Thomas Weisel Capital Partners (Dutch), L.P.; (e) 324,510 shares held by Thomas Weisel Capital Partners (Dutch II), L.P.; (f) 130,530 shares held by Thomas Weisel Capital Partners Employee Fund, L.P.; (g) 209,034 shares held by TWP 2000 Co-Investment Fund, L.P.; (h) 42,624 shares held by TWP Tellium Investors; (i) 195,804 shares held by Thomas Weisel Partners LLC; (j) 30,829 shares held by Tailwind Investment Partners (QP), L.P.; (k) 1,845 shares held by Tailwind Investment Partners (AI), L.P.; (l) 2,456 shares held by Tailwind Investment Partners Employee Fund, L.P.; and (m) 36,298 shares held by Tailwind Investment Partners International, L.P. Thomas Weisel Capital Partners LLC is the general partner or the managing member of the general partner of each of these entities, except TWP Tellium Investors and Thomas Weisel Partners LLC. Thomas Weisel Capital Partners LLC is an affiliate of Thomas Weisel Partners LLC and an officer of Thomas Weisel Capital Partners LLC is the managing partner of TWP Tellium Investors. As such, Thomas Weisel Capital Partners LLC may be deemed to exercise voting and investment power over the shares held by these entities. Mr. Bunting is a partner in Thomas Weisel Partners Group LLC, of which Thomas Weisel Capital Partners LLC and Thomas Weisel Partners LLC are each wholly-owned subsidiaries. Mr. Bunting disclaims beneficial ownership of these shares except to the extent of his proportionate interest in Thomas Weisel Partners Group LLC. These shares also include vested options to purchase 15,000 shares but exclude unvested options to purchase 45,000 shares held by Mr. Bunting.

 (6) Includes (a) 467,574 shares held by Marietta Partners LLC; (b) 108,000 shares held by Pluto Partners LLC; and (c) 688,074 shares held by the Deborah A. Carr 2000 Family Trust. Of these shares, 6,000,000 shares are vested and 7,200,000 shares are unvested under restricted stock agreements between us and Mr. Carr. Mr. Carr may be deemed to beneficially own these shares.

 (7) Includes (a) 895,000 shares held by Julie C. Barcus; (b) 600,000 shares held by the Barcus Family Limited Partnership No. 2, L.L.L.P.; and (c) 600,000 shares held by the Barcus Family Limited Partnership No. 1, L.L.L.P. Of these shares, 866,550 shares are vested and 2,133,450 shares are unvested under a restricted stock agreement between us and Mr. Barcus. Mr. Barcus may be deemed to beneficially own these shares.

 (8) Includes 2,418,000 shares held by Khrishna Bala LLC. Upon the completion of this offering, (a) 1,209,000 shares will be vested and 1,209,000 shares will be unvested under a restricted stock agreement between us and Dr. Bala; (b) 150,000 shares will be vested and 150,000 shares will be unvested under a management investor subscription agreement between us and Dr. Bala; and (c) 141,000 shares will be vested and 141,000 shares will be unvested under option agreements between us and Dr. Bala. Dr. Bala may be deemed to beneficially own these shares.

 (9) Includes (a) 357,141 shares held by Suaimhneas LLC and (b) vested options to purchase 25,000 shares held by Mr. Connors. These shares exclude unvested options of 75,000 shares. Mr. Connors is the sole manager of Suaimhneas LLC and, as such, he may be deemed to exercise voting and investment power over these shares. Mr. Connors disclaims beneficial ownership of these shares.

(10) Includes (a) 4,918,032 shares held by Pequot Private Equity Fund II, L.P.; (b) 1,249,999 shares held by Pequot Technology Perennial Fund, L.P.; and (c) 535,714 shares held by Pequot Endowment Fund, L.P.
     Mr. Feldman may be deemed to exercise voting and investment power over these shares. Mr. Feldman disclaims beneficial ownership of these shares except to the extent of his proportionate interest in Pequot Private Equity Fund II, L.P. of which he is a limited partner. These shares also include vested options to purchase 15,000 shares but exclude unvested options to purchase 45,000 shares held by Mr. Feldman.

(11) Includes (a) 978,000 shares held by NCAL, LLC and (b) 171,600 shares held by KD Family LLC. Of these shares, 247,500 shares are vested and 1,552,500 shares are unvested under a restricted stock agreement between us and Mr. DeVito. Mr. DeVito may be deemed to beneficially own these shares.

(12) Includes 357,726 shares that are vested pursuant to option agreements between us and Mr. Hodges.

(13) Includes 1,500,000 shares that are vested pursuant to a management investor subscription agreement between us and Mr. Mesiya.

                         DESCRIPTION OF CAPITAL STOCK

General

    As of October 31, 2000, our authorized capital stock consisted of 900,000,000 shares of common stock, par value $.001 per share, and 26,661,150 shares of preferred stock, par value $.001 per share. After this offering, there will be 25,000,000 authorized and unissued shares of preferred stock. Also after this offering, there will be issued and outstanding 204,967,504 shares of common stock. As of October 31, 2000, there were 58,489,628 shares of common stock outstanding that were held of record by approximately 336 stockholders and an aggregate of 26,172,721 shares of preferred stock outstanding that were held of record by approximately 84 stockholders.

    The number of shares of common stock outstanding as of October 31, 2000 does not include:

  . 113,389,848 shares of common stock into which the shares of Series A, B, C and D preferred stock will automatically convert based on a one-to-six conversion ratio upon the completion of this offering;

  . 15,588,028 shares of common stock into which the shares of Series E preferred stock will automatically convert, assuming an initial public offering price of $14.00 per share, the mid-point of the range shown on the cover page of this prospectus;


  . 37,576,412 shares of common stock subject to options outstanding under our 1997 employee stock option plan with a weighted average exercise price of $0.95 per share, and 7,777,790 shares of common stock available for future grant under this plan;

  . 550,000 shares of common stock subject to options that were issued outside of our employee stock option plan;

  . 10,452,000 shares of common stock subject to an outstanding warrant to purchase common stock at an exercise price of $1.53 per share;

  . 177,054 shares of common stock subject to outstanding warrants to purchase Series C preferred stock at an exercise price of $1.53 per share; and

  . 4,000,000 shares of common stock subject to outstanding warrants to purchase common stock at an exercise price of $15.00 per share; and

  .     shares of common stock to be issued under the over-allotment option.

    The descriptions of common stock and preferred stock reflect changes to our capital structure that will occur upon completion of this offering in accordance with the amended and restated certificate of incorporation that we will adopt immediately prior to this offering.

Common Stock

    Under the terms of our amended and restated certificate of incorporation, to be effective upon completion of this offering, holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any such dividends declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Tellium, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any series of preferred stock which we may designate and issue in the future. A significant percentage of the holders of our common stock have the right to require us to register their shares of common stock under the Securities Act in specified circumstances.

Preferred Stock

    Under the terms of our amended and restated certificate of incorporation, to be effective upon completion of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Warrants

    Affiliates of Dynegy Connect hold warrants to purchase 10,452,000 shares of our common stock at an exercise price of $1.53 per share. The purchase rights represented by the warrants were initially subject to a vesting schedule based on purchase milestones set forth in the Dynegy Connect equipment purchase agreement. As of November 2, 2000, we amended the warrant agreement to immediately vest all of the remaining shares subject to the warrant. The revised agreement provides that the warrant becomes exercisable based on the schedule of milestones previously contained in the warrant. If the milestones are not reached by March 31, 2005, the remaining unexercised shares subject to the warrant shall then become exercisable.

    On November 11, 1999, we issued two warrants to purchase an aggregate of 29,509 shares of our Series C preferred stock to Comdisco, Inc., at a purchase price of $9.15 per share, as consideration for a lease line of credit. Under the terms of each of these warrants, Comdisco also has the right to purchase additional shares of our Series C preferred stock if the total cost of equipment we lease from Comdisco exceeds specified amounts. The warrant is exercisable at any time and expires on the earlier of five years after this offering or ten years from the date the warrant was issued.

    As part of our agreement with Qwest, we issued two warrants to a wholly-owned subsidiary of Qwest to purchase 4,000,000 shares of our common stock at an exercise price of $15.00 per share. The warrants to purchase 4,000,000 shares were vested when we issued the warrants and become exercisable as Qwest meets specified milestones during the term of our procurement contract. The first warrant expires September 18, 2005, and the second warrant expires the later of six months after the last day the warrant becomes exercisable or September 18, 2005.

Delaware Law And Certain Charter And Bylaw Provisions; Anti-Takeover Effects

    We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with his affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. The amended and restated certificate of incorporation and amended and restated bylaws to be effective upon completion of this offering provide that:

  . the board of directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

  . directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote; and

  . any vacancy on the board of directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by vote of the directors then in office.

    The classification of the board of directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from, acquiring us.

    The amended and restated certificate of incorporation and amended and restated bylaws, both effective upon completion of this offering, also provide that, after this offering:

  . any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

  . special meetings of the stockholders may only be called by the board of directors.

    Our amended and restated bylaws, effective upon completion of this offering, provide that, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

    Delaware's corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws requires a greater percentage. Our amended and restated certificate of incorporation, effective upon completion of this offering, permits our board of directors to amend or repeal our bylaws by majority vote but requires the affirmative vote of the holders of at least 66-2/3% of the shares of our capital stock entitled to vote to amend or repeal any of the provisions of our amended and restated bylaws. Generally our amended and restated certificate of incorporation, effective upon completion of this offering, may be amended by holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote. The stockholder vote with respect to our certificate of incorporation or bylaws, as amended and restated upon completion of this offering, would be in addition to any separate class vote that might in the future be required under the terms of any series preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

Limitation of Liability and Indemnification

    Our amended and restated certificate of incorporation, effective upon completion of this offering, provides that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our amended and restated certificate of incorporation, effective upon completion of this offering, provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

    Delaware law also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. Our amended and restated certificate of incorporation, effective upon completion of this offering, provides that we shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    Our amended and restated bylaws, effective upon completion of this offering, permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the Delaware General Corporation Law would permit indemnification. We have obtained liability insurance for our officers and directors.

    At present, we are not the subject of any pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is Computer Share Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

    Upon consummation of this offering, we will have 203,575,238 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, the 17,500,000 shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except that any shares purchased by our affiliates may generally only be sold in compliance with the limitations of Rule 144 described below. An affiliate is defined under Rule 144 as a person that controls, is controlled by or is under common control with Tellium. The remaining 186,075,238 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of
the Securities Act. Of these shares,           shares will be subject to "lock-
up" agreements described below on the effective date of this offering. Upon expiration of the lock-up agreements, as described below, the shares in the amounts set forth below will become eligible for sale subject in most cases to the limitations of either Rule 144 or Rule 701 under the Securities Act. In addition, holders of stock options could exercise such options and sell the shares issued upon exercise as described below under "Stock Options".

                           Sales of Restricted Shares

        Number of Shares   Date of Availability for Resale into the Public Market
        ----------------   ------------------------------------------------------
                           On effectiveness
                           90 days after effectiveness
                           180 days after effectiveness

          of the shares listed in the foregoing table as not saleable until 180 days after effectiveness may become saleable earlier as described below under "Lock-up Agreements".

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, including an affiliate, who has beneficially owned shares for at least one year, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of:

  . one percent of the then outstanding shares of common stock, which will equal approximately 2,035,753 shares immediately after this offering; or

  . the average weekly trading volume in the common stock on the Nasdaq
    National Market during the four calendar weeks preceding the date on which notice of such sale on Form 144 is filed,

provided the requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirements, in order to sell shares of common stock which are not restricted securities.

    Under Rule 144(k), a person who is not one of our affiliates and has not been one of our affiliates for at least three months prior to the sale and who has beneficially owned shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one- and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate. Rule 701 provides that currently outstanding shares of common stock acquired under our employee compensation plans, and shares of common stock acquired upon exercise of presently outstanding options granted under these plans, may be resold beginning 90 days after the date of this prospectus:

  . by persons, other than affiliates, subject only to the manner of sale provisions of Rule 144; and

  . by affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to limitations.

                                 Stock Options

    As soon as practicable following the date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act to register up to 92,351,460 shares of our common stock reserved for issuance or previously issued under our stock option plans. Shares of our common stock issued under our stock option plans generally will be available for sale in the open market by holders who are not affiliates of Tellium and, subject to the volume and other applicable limitations of Rule 144, by holders who are affiliates of Tellium, unless these shares are subject to vesting restrictions or the contractual restrictions described above. The registration statement is expected to become effective upon filing.

    At October 31, 2000, options to purchase 37,576,412 shares were issued and outstanding under our plan. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some of the options, the expiration of lock-up agreements.

                               Lock-up Agreements

    Stockholders holding an aggregate of           shares of common stock or
warrants to acquire common stock are subject to contractual restrictions on resale contained in lock-up agreements with the underwriters, which are described in the section entitled "Underwriting". These lock-up agreements generally provide that the stockholders will not dispose of or hedge their shares for a period ranging from 90 to 180 days. Taking into account the lock-up agreements, the following shares will be eligible for sale in the public market at the following times:

  . on the date of this prospectus, the shares sold in the offering will be immediately available for sale in the public market;

  . on the date of this prospectus, shares of common stock purchased in connection with our directed share program, other than purchases by directors, executive officers and their spouses and children, will be immediately available for sale in the public market;

  . 90 days after the date of this prospectus, the following shares shall be released from the contractual restrictions under the lock-up agreements;

     . shares held by employees who are not executives;

     . shares acquired upon conversion of our Series E preferred stock;

     . any shares acquired upon exercise of the Qwest warrant and shares of common stock sold to officers and affiliates of Qwest in a recent private placement;

  . 90 days after the date of this prospectus, 10% of the shares held by persons who acquired common stock upon the conversion of our Series A, B, C and D preferred stock or upon the exercise of warrants, except for the Qwest warrant, shall be released from the lock-up if the last reported sale price of our common stock on the Nasdaq National Market is greater than

   $28.00, which is two times $14.00 per share, the mid-point of the range shown on the cover page of this prospectus, for 20 of the 30 consecutive trading days preceding the 90th day after the date of this prospectus; and

  . 180 days after the date of this prospectus, any shares of common stock not previously released from the contractual restrictions under the lock-up agreements shall be released.

                        Stockholder Registration Rights

    Following this offering, the holders of 139,328,250 shares of outstanding common stock and warrants to purchase 14,629,054 shares of common stock will, under some circumstances, have the right to require us to register their shares for future sale.

    All of our preferred stock will convert into shares of common stock upon the consummation of this offering. Our amended stockholders' agreement with the holders of our preferred stock and others provides that at any time after six months following the consummation of this offering, one or more of those stockholders have the right to demand that we file a registration statement with the Securities and Exchange Commission to register all or part of their shares of common stock. We are obligated to effect two demand registrations for these stockholders. In addition, Thomas Weisel Capital Partners LLC and its affiliates and transferees also have the right to demand that we file one registration statement with the Securities and Exchange Commission to register all or part of their shares of common stock obtained upon conversion of their Series D preferred stock. The amended stockholders' agreement also provides that these stockholders have the right to demand that we register their common stock on a Form S-3 registration statement if we qualify to use that form and if the anticipated gross offering price of the securities expected to be registered exceeds $1,000,000. We will not be required to file more than one Form S-3 registration statement in any one-year period. In addition, if we propose to register securities for our own account, the stockholders may be entitled to include their shares in that registration. AT&T and some of the stockholders of Astarte also have the right to include their shares of common stock on future registration statements that we may file. All of these registration rights are subject to conditions and limitations, among them our right or the right of the underwriters of an offering to limit the number of shares included in a registration under some circumstances.

    We have agreed to file a shelf registration statement covering resales of the shares of common stock to be issued upon conversion of the Series E preferred stock. We have agreed to use our reasonable best efforts to cause the shelf registration statement to become effective within 90 days of the completion of this offering and to keep it effective for a two-year period. Qwest and the officers and affiliates of Qwest that participated in a recent private placement of our common stock have the right to include their shares on this shelf registration statement.

                                  UNDERWRITING

    Tellium and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to some conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Thomas Weisel Partners LLC, J.P. Morgan Securities Inc., CIBC World Markets Corp. and Wit SoundView Corporation are the representatives of the underwriters.

                                                                       Number of
    Underwriters                                                        shares
    ------------                                                       ---------
Goldman, Sachs & Co. .................................................
Thomas Weisel Partners LLC............................................
J.P. Morgan Securities Inc. ..........................................
CIBC World Markets Corp. .............................................
Wit SoundView Corporation.............................................
                                                                          ---
  Total...............................................................
                                                                          ===

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from Tellium to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Tellium. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                Paid by Tellium
                                                               -----------------
                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
     Per Share................................................   $        $
     Total....................................................   $        $

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $      per share from the initial public offering price. Any
such securities dealers may resell any shares purchased from the underwriters
to other brokers or dealers at a discount of up to $      per share from the
initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

    Tellium and its directors, officers, employees and stockholders holding shares have agreed not to dispose of or hedge any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock which are owned directly or indirectly by such directors, employees and stockholders. Shares of the Company's common stock will be released from this contractual lock-up as set forth below:

  . for directors, executive officers and their spouses and children, their shares of common stock will be released from the lock-up 180 days after the date of this prospectus;

  . for persons who acquired the Company's common stock upon the conversion of our Series A, B, C and D preferred stock or upon exercise of warrants, except for the Qwest warrant, their shares will be released from the lock-up 180 days from the date of this prospectus except that, if 90 days after the date of this prospectus the last reported sales price of the Company's common stock on the Nasdaq National Market has been greater than $28.00, which is two times $14.00 per share, the mid-point of the range shown on the cover page of this prospectus, for 20 of the preceding 30 consecutive trading days, then 10% of the shares of common stock owned by these holders will be released from lock-up;

  . for shares acquired upon the conversion of our Series E preferred stock and upon exercise of the Qwest warrant, shares of common stock sold to officers and affiliates of Qwest in a recent private placement and shares held by employees who are not executive officers, their shares of common stock will be released from the lock-up 90 days after the date of this prospectus; and

  . for other stockholders, their shares of common stock will be released from the lock-up 180 days after the date of this prospectus.

     The restrictions described in the preceding paragraphs do not apply to:

  . shares of common stock purchased in the initial public offering;

  . shares of common stock purchased in the open market following the initial public offering; and

  . except for the Company's directors and executive officers and their spouses and children, shares of common stock purchased in connection with our directed share program.

    Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among Tellium and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Tellium's historical performance, estimates of the business potential and earnings prospects of Tellium, an assessment of the management of Tellium and the consideration of the above factors in relation to market valuation of companies in related businesses.

    Tellium has applied to list its common stock on the Nasdaq National Market under the symbol "TELM".

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Tellium in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchase of common stock made by the underwriters in the open market prior to the completion of the offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Tellium's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    At the request of Tellium, the underwriters are reserving up to shares of common stock for sale at the initial public offering price to individuals designated by Tellium who have expressed an interest in purchasing the shares of common stock in the offering through a directed share program. The number of shares available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

    The underwriters do not expect sales to discretionary accounts to exceed percent of the total number of shares offered.

    Tellium estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $3.0 million.

    Goldman, Sachs & Co. and Thomas Weisel Partners LLC acted as placement agents for Tellium in connection with the private placement of shares of Tellium's Series E preferred stock in September 2000. Tellium incurred customary placement fees payable to Goldman, Sachs & Co. and Thomas Weisel Partners LLC for such services. Tellium paid the fees in shares of Series E preferred stock priced at the private placement price of $30.00 per preferred share. In addition, entities affiliated with Thomas Weisel Capital Partners LLC beneficially own 2,732,241 shares of Tellium's Series D preferred stock and 33,333 shares of Tellium's Series E preferred stock.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 148 completed transactions and has acted as a syndicate member in an additional 130 public offerings of equity securities.


    A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters. The representatives of the underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

    Tellium has agreed to indemnify the several underwriters against specific liabilities, including liabilities under the Securities Act of 1933.

                            VALIDITY OF COMMON STOCK

    The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for Tellium by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), Washington, DC. The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for the underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, New York, New York.

                                    EXPERTS

    The financial statements of Tellium, Inc. as of and for the year ended December 31, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The financial statements of Tellium, Inc. at December 31, 1998, and for the year ended December 31, 1998 and the period from May 8, 1997 (inception) to December 31, 1997, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and such financial statements and selected financial data are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The audited financial statements for Astarte Fiber Networks, Inc. included in this prospectus and elsewhere in the registration statement as of and for the years ended December 31, 1998 and December 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                         CHANGE IN INDEPENDENT AUDITORS

    On March 9, 2000, we changed our auditors to Deloitte & Touche LLP from Ernst & Young LLP. The decision to dismiss Ernst & Young LLP and engage Deloitte & Touche LLP was approved by our board of directors.

    We believe that for the period from May 8, 1997 (inception) through the date of the change in auditors, Ernst & Young did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our financial statements. Ernst & Young's original report on our 1998 financial statements dated August 22, 1999, contained an explanatory paragraph indicating there was substantial doubt regarding our ability to continue as a going concern. Ernst & Young reissued their report on our 1998 financial statements on September 21, 2000 indicating that the conditions that raised the substantial doubt about whether we will continue as a going concern no longer exist.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 and the rules and regulations promulgated under the Securities Act with respect to our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to Tellium and its common stock, we refer you to the registration statement and the exhibits and the schedules filed as a part of the registration statement. You may read and copy the registration statement at the Securities and Exchange Commission's following locations:

Public Reference Room           New York Regional Office       Chicago Regional Office
Office 450 Fifth Street, N.W.   Seven World Trade Center       Citicorp Center
Washington, DC 20549            Suite 1300                     500 West Madison Street
                                New York, NY 10048             Suite 1400
                                                               Chicago, IL 60661-2511

    You may also obtain copies of the registration statement by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 or by telephone at 1-800-SEC-0330. The registration statement is available to the public from commercial document retrieval services and at the Securities and Exchange Commission's World Wide Web site located at http://www.sec.gov.

    We intend to furnish our stockholders with annual reports containing financial statements audited by an independent public accounting firm and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                         Page
                                                                        -------
TELLIUM, INC.
FINANCIAL STATEMENTS FOR THE PERIOD FROM MAY 8, 1997 (INCEPTION) TO
 DECEMBER 31, 1997, FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999 AND
 FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2000 (UNAUDITED) AND 1999
 (UNAUDITED):
Independent Auditors' Report Of Deloitte & Touche LLP.................      F-2

Independent Auditors' Report Of Ernst & Young LLP.....................      F-3

Balance Sheets........................................................      F-4
Statements of Operations..............................................      F-5
Statements of Changes in Stockholders' Equity (Deficiency)............      F-6
Statements of Cash Flows..............................................      F-7
Notes to Financial Statements.........................................   F-8-22

ASTARTE FIBER NETWORKS, INC.
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998,
 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2000 (UNAUDITED) AND
 1999 (UNAUDITED)
Report of Independent Public Accountants..............................     F-23
Balance Sheets........................................................  F-24-25
Statements of Operations..............................................     F-26
Statements of Stockholders' Deficit...................................     F-27
Statements of Cash Flows..............................................  F-28-29
Notes to Financial Statements.........................................  F-30-40

UNAUDITED PRO-FORMA CONDENSED FINANCIAL DATA STATEMENTS
Unaudited Pro-Forma Condensed Financial Data..........................     F-41
Unaudited Pro-Forma Condensed Balance Sheet...........................     F-42
Unaudited Pro-Forma Condensed Statement of Operations for the Six-
 Month Period Ended June 30, 2000.....................................     F-43
Unaudited Pro-Forma Condensed Statement of Operations for the Year
 Ended December 31, 1999..............................................     F-44
Notes to Unaudited Pro-Forma Condensed Financial Statements...........     F-45

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Tellium, Inc.

    We have audited the accompanying balance sheet of Tellium, Inc. (the "Company") as of December 31, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the 1999 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

April 28, 2000

(November 6, 2000 as to Note 12)

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Tellium, Inc.

We have audited the accompanying balance sheet of Tellium, Inc. as of December 31, 1998, and the related statements of operations, changes in stockholders' (deficiency) equity and cash flows for the year ended December 31, 1998 and the period from May 8, 1997 (inception) to December 31, 1997. Our audits also included the financial statement schedule listed in the Index at Item 16. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying 1998 financial statements and initial issuance of our report thereon dated August 22, 1999, which report contained an explanatory paragraph regarding the Company's ability to continue as a going concern, the Company, as discussed in Notes 6 and 13, has completed two private placements of its preferred stock resulting in net proceeds of approximately $268 million and has entered into a $10 million line of credit with a bank. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tellium, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the year ended December 31, 1998 and the period from May 8, 1997 (inception) to December 31, 1997 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the financial information set forth therein.

                                          /s/ Ernst & Young LLP

                                          ERNST & YOUNG LLP

MetroPark, New Jersey
August 22, 1999,
except for Notes 6 and 13, as to which

the date is November 7, 2000

                                 TELLIUM, INC.

                                 BALANCE SHEETS

                                 December 31,                      Pro Forma at
                            ------------------------   June 30,      June 30,
                               1998         1999         2000          2000
                            -----------  -----------  -----------  ------------
                                                      (Unaudited)  (Unaudited)
ASSETS
CURRENT ASSETS:
 Cash and cash
  equivalents.............  $ 7,733,475  $45,239,281  $30,228,378  $
 Due from stockholder.....      274,400       10,000          --
 Accounts receivable, less
  allowance for doubtful
  accounts of $60,000 as
  of December 31, 1999 and
  June 30, 2000...........          --     2,115,755    7,073,575
 Inventories..............          --     1,901,242    6,203,265
 Prepaid expenses and
  other current assets....       46,794      241,732    2,850,785
                            -----------  -----------  -----------
 Total current assets.....    8,054,669   49,508,010   46,356,003
PROPERTY AND EQUIPMENT--
 Net......................    2,674,986    3,449,143    6,723,755
OTHER ASSETS..............       51,754      277,327      332,540
                            -----------  -----------  -----------
TOTAL ASSETS..............  $10,781,409  $53,234,480  $53,412,298
                            ===========  ===========  ===========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
 (DEFICIENCY)
CURRENT LIABILITIES:
 Trade accounts payable...  $ 3,286,433  $ 2,212,058  $ 5,958,786
 Accrued expenses and
  other current
  liabilities.............    2,835,874    1,300,722    2,520,700
 Current portion of notes
  payable.................    5,000,000      583,798    2,609,143
 Current portion of
  capital lease
  obligations.............       52,274      116,603      638,906
                            -----------  -----------  -----------
 Total current
  liabilities.............   11,174,581    4,213,181   11,727,535
LONG-TERM PORTION OF NOTES
 PAYABLE..................    9,392,030    1,223,071      912,808
LONG-TERM PORTION OF
 CAPITAL LEASE
 OBLIGATIONS..............       72,560      116,110    1,080,160
OTHER LONG-TERM
 LIABILITIES..............          --         7,900        5,627
                            -----------  -----------  -----------
 Total liabilities........   20,639,171    5,560,262   13,726,130
                            -----------  -----------  -----------
COMMITMENTS AND
 CONTINGENCIES (Note 11)
STOCKHOLDERS' EQUITY
 (DEFICIENCY):
 Common stock, $0.001 par
  value, 900,000,000
  shares authorized
  5,208,000, 5,455,350,
  45,930,696 (unaudited)
  and 159,320,544
  (unaudited) issued and
  outstanding at December
  31, 1998, 1999, June 30,
  2000 and June 30, 2000
  pro-forma...............        5,208        5,455       45,931        64,831
 Series A Preferred Stock,
  $0.001 par value
  ($22,040,002 liquidation
  preference), 10,322,917
  shares authorized,
  9,183,334 shares issued
  and outstanding as of
  December 31, 1998 and
  1999; 10,089,584
  (unaudited) and -0-
  (unaudited) shares
  outstanding at June 30,
  2000 and June 30, 2000
  pro-forma...............        9,183        9,183       10,091
 Series B Preferred Stock,
  $0.001 par value
  ($559,999 liquidation
  preference), 233,333
  shares authorized,
  233,333 shares issued
  and outstanding as of
  December 31, 1998 and
  1999; 233,333 and -0-
  shares issued and
  outstanding as of June
  30, 2000 (unaudited) and
  June 30, 2000 pro-forma
  (unaudited).............          233          233          233
 Series C Preferred Stock,
  $0.001 par value
  ($23,289,852 liquidation
  preference) 2,593,974
  shares authorized, -0-
  shares issued and
  outstanding as of
  December 31, 1998;
  2,545,339 shares issued
  and outstanding as of
  December 31, 1999;
  2,564,465 and -0- shares
  issued and outstanding
  as of June 30, 2000
  (unaudited) and June 30,
  2000 pro-forma
  (unaudited).............          --         2,546        2,565
 Series D Preferred Stock,
  $0.001 par value
  ($49,999,983 liquidation
  preference), 6,010,926
  shares authorized, -0-
  shares issued and
  outstanding as of
  December 31, 1998;
  5,464,479 shares issued
  and outstanding as of
  December 31, 1999;
  6,010,926 and -0- shares
  issued and outstanding
  as of June 30, 2000
  (unaudited) and June 30,
  2000 pro-forma
  (unaudited).............          --         5,465        6,011
Additional paid-in
 capital..................   17,083,087   98,030,187  150,242,582   150,242,582
Notes receivable..........          --           --   (37,995,430)  (37,995,430)
Accumulated deficit.......  (25,775,473) (45,574,767) (65,019,587)  (65,019,587)
Deferred employee
 compensation.............   (1,180,000)  (4,804,084)  (7,606,228)   (7,606,228)
                            -----------  -----------  -----------  ------------
 Total stockholders'
  equity (deficiency).....   (9,857,762)  47,674,218   39,686,168  $ 39,686,168
                            -----------  -----------  -----------  ============
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY
 (DEFICIENCY).............  $10,781,409  $53,234,480  $53,412,298
                            ===========  ===========  ===========

                       See notes to financial statements.

                                 TELLIUM, INC.

                            STATEMENTS OF OPERATIONS

                           May 8, 1997
                          (Inception) to Year Ended December 31,   Six Months Ended June 30,
                           December 31,  ------------------------  --------------------------
                               1997         1998         1999          1999          2000
                          -------------- -----------  -----------  ------------  ------------
                                                                          (Unaudited)
REVENUE.................   $    54,553   $ 1,364,480  $ 5,226,735  $  1,063,056  $  7,585,160
  Non-cash charges
   related to equity
   issuances............           --            --       558,961           --        370,925
                           -----------   -----------  -----------  ------------  ------------
REVENUE, net of non-cash
 charges related to
 equity issuances.......        54,553     1,364,480    4,667,774     1,063,056     7,214,235
COST OF REVENUE.........        11,546     1,259,941    3,881,637       911,172     5,061,390
                           -----------   -----------  -----------  ------------  ------------
    Gross profit........        43,007       104,539      786,137       151,884     2,152,845
                           -----------   -----------  -----------  ------------  ------------
OPERATING EXPENSES:
  Research and
   development,
   excluding deferred
   stock compensation
   amortization.........     4,540,079    14,461,383    9,599,664     4,942,061    12,338,906
  Sales and marketing,
   excluding deferred
   stock compensation
   amortization.........       202,359     1,857,557    3,843,099     1,172,003     4,144,480
  General and
   administrative,
   excluding deferred
   stock compensation
   amortization.........     1,670,975     3,644,569    4,385,484     2,064,431     5,501,489
  Amortization of
   deferred stock
   compensation.........           --        923,750    2,594,546     1,250,148     1,239,589
                           -----------   -----------  -----------  ------------  ------------
    Total operating
     expenses...........     6,413,413    20,887,259   20,422,793     9,428,643    23,224,464
                           -----------   -----------  -----------  ------------  ------------
OPERATING LOSS..........     6,370,406    20,782,720   19,636,656     9,276,759    21,071,619
                           -----------   -----------  -----------  ------------  ------------
OTHER (INCOME) EXPENSE:
  Other income..........      (802,627)       (6,819)         --            --            --
  Interest income.......      (302,780)     (289,340)    (359,685)     (149,679)   (1,806,173)
  Interest expense......           --         23,913      522,323       301,180       179,374
                           -----------   -----------  -----------  ------------  ------------
    Total other (income)
     expense............    (1,105,407)     (272,246)     162,638       151,501    (1,626,799)
                           -----------   -----------  -----------  ------------  ------------
NET LOSS................   $ 5,264,999   $20,510,474  $19,799,294  $  9,428,260  $ 19,444,820
                           ===========   ===========  ===========  ============  ============
BASIC AND DILUTED LOSS
 PER SHARE..............   $     (1.69)  $     (4.83) $     (3.71) $      (1.78) $      (1.00)
                           ===========   ===========  ===========  ============  ============
BASIC AND DILUTED
 WEIGHTED AVERAGE SHARES
 OUTSTANDING............     3,108,000     4,245,498    5,335,230     5,284,950    19,453,460
                           ===========   ===========  ===========  ============  ============
UNAUDITED PROFORMA BASIC
 AND DILUTED LOSS PER
 SHARE..................                              $     (0.18)               $      (0.15)
                                                      ===========                ============
UNAUDITED PROFORMA BASIC
 AND DILUTED WEIGHTED
 AVERAGE SHARES
 OUTSTANDING............                              109,894,146                 132,843,312
                                                      ===========                ============
AMORTIZATION OF DEFERRED
 STOCK COMPENSATION
  Cost of revenue.......   $       --    $    26,250    $  76,985  $     26,995  $     49,297
  Research and
   development..........           --        304,094      519,844       156,400       402,512
  Sales and marketing...           --        183,282      270,472        82,211       102,122
  General and
   administrative.......           --        436,374    1,804,230     1,011,537       734,955
                           -----------   -----------  -----------  ------------  ------------
                           $       --    $   950,000  $ 2,671,531  $  1,277,143   $ 1,288,886
                           ===========   ===========  ===========  ============  ============

                       See notes to financial statements.

                                 TELLIUM, INC.

           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

                      Common Stock     Preferred Stock
                   ------------------ ------------------
                                           Series A         Series B        Series C         Series D      Additional
                                      ------------------ -------------- ---------------- ----------------   Paid-in
                     Shares   Amount    Shares   Amount  Shares  Amount  Shares   Amount  Shares   Amount   Capital
                   ---------- ------- ---------- ------- ------- ------ --------- ------ --------- ------ ------------
 Issuance of
 Series A
 Preferred Stock
 at inception to
 cash investors
 at $2.40 per
 share...........         --  $   --   4,850,000 $ 4,850     --   $--         --  $  --        --  $  --  $ 11,635,150
 Issuance of
 Series A
 Preferred Stock
 at inception to
 noncash
 investors for
 contribution of
 intellectual
 property........         --      --     392,882     393     --    --         --     --        --     --           --
 Issuance of
 Series A
 Preferred Stock
 at inception to
 noncash
 investors for
 contribution of
 equipment.......         --      --   3,523,785   3,524     --    --         --     --        --     --     1,696,476
 Issuance of
 Series B
 Preferred Stock
 at inception to
 cash investors
 at $2.40 per
 share...........         --      --         --      --  233,333   233        --     --        --     --       559,767
 Issuance of
 Common Stock at
 par value.......   3,108,000   3,108        --      --      --    --         --     --        --     --        (2,590)
 Financing cost..                                                                    --        --     --       (17,200)
 Net loss........         --      --         --      --      --    --         --     --        --     --           --
                   ---------- ------- ---------- ------- -------  ----  --------- ------ --------- ------ ------------
 DECEMBER 31,
 1997............   3,108,000   3,108  8,766,667   8,767 233,333   233        --     --        --     --    13,871,603
 Issuance of
 Series A
 Preferred Stock
 to cash
 investors at
 $2.40 per
 share...........         --      --     416,667     416     --    --         --     --        --     --       999,584
 Issuance of
 Common Stock at
 partnership
 value...........   2,100,000   2,100        --      --      --    --         --     --        --     --        81,900
 Deferred
 employee
 compensation....         --      --         --      --      --    --         --     --        --     --     2,130,000
 Amortization of
 deferred
 employee
 compensation....         --      --         --      --      --    --         --     --        --     --           --
 Net loss........         --      --         --      --      --    --         --     --        --     --           --
                   ---------- ------- ---------- ------- -------  ----  --------- ------ --------- ------ ------------
 DECEMBER 31,
 1998............   5,208,000   5,208  9,183,334   9,183 233,333   233        --     --        --     --    17,083,087
 Issuance of
 Series C
 Preferred
 Stock to cash
 investors at
 $9.15 per
 share...........         --      --         --      --      --    --   2,545,339  2,546       --     --    23,177,638
 Issuance of
 Series D
 Preferred
 Stock to cash
 investors at
 $9.15 per
 share...........         --      --         --      --      --    --         --     --  5,464,479  5,465   49,658,877
 Exercise of
 stock options...     247,350     247        --      --      --    --         --     --        --     --        11,807
 Warrant cost
 related to third
 parties.........         --      --         --      --      --    --         --     --        --     --     1,652,967
 Issuance of
 warrants........         --      --         --      --      --    --         --     --        --     --       150,196
 Issuance of
 options to
 employees.......         --      --         --      --      --    --         --     --        --     --        61,700
 Deferred
 employee
 compensation....         --      --         --      --      --    --         --     --        --     --     6,233,915
 Amortization of
 deferred
 employee
 compensation....         --      --         --      --      --    --         --     --        --     --           --
 Net loss........         --      --         --      --      --    --         --     --        --     --           --
                   ---------- ------- ---------- ------- -------  ----  --------- ------ --------- ------ ------------
 DECEMBER 31,
 1999............   5,455,350   5,455  9,183,334   9,183 233,333   233  2,545,339  2,546 5,464,479  5,465   98,030,187
 SIX MONTHS
 UNAUDITED:
 Exercise of
 warrants........         --      --     906,250     908     --    --         --     --        --     --     4,145,212
 Issuance of
 Series D
 Preferred
 Stock to cash
 investors at
 $9.15 per
 share...........         --      --         --      --      --    --         --     --    546,447    546    4,999,454
 Issuance of
 Series C
 Preferred Stock
 to cash
 investors at
 $9.15 per
 share...........         --      --         --      --      --    --      19,126     19       --     --       174,981
 Deferred
 employee
 compensation....         --      --         --      --      --    --         --     --        --     --     4,091,030
 Amortization of
 deferred
 employee
 compensation....         --      --         --      --      --    --         --     --        --     --           --
 Exercise of
 stock options...  40,475,346  40,476        --      --      --    --         --     --        --     --       429,142
 Issuance of
 restricted
 stock...........         --      --         --      --      --    --         --     --        --     --    37,995,430
 Warrant cost
 related to third
 parties.........         --      --         --      --      --    --         --     --        --     --       377,146
 Net loss........         --      --         --      --      --    --         --     --        --     --           --
                   ---------- ------- ---------- ------- -------  ----  --------- ------ --------- ------ ------------
 JUNE 30, 2000
 (UNAUDITED).....  45,930,696 $45,931 10,089,584 $10,091 233,333  $233  2,564,465 $2,565 6,010,926 $6,011 $150,242,582
                   ========== ======= ========== ======= =======  ====  ========= ====== ========= ====== ============
                                                                 Total
                                   Deferred                  Stockholders'
                   Accumulated     Employee       Notes      (Deficiency)
                     Deficit     Compensation   Receivable      Equity
                   ------------- ------------- ------------- -------------
 Issuance of
 Series A
 Preferred Stock
 at inception to
 cash investors
 at $2.40 per
 share...........  $        --   $       --    $        --    $11,640,000
 Issuance of
 Series A
 Preferred Stock
 at inception to
 noncash
 investors for
 contribution of
 intellectual
 property........           --           --             --            393
 Issuance of
 Series A
 Preferred Stock
 at inception to
 noncash
 investors for
 contribution of
 equipment.......           --           --             --      1,700,000
 Issuance of
 Series B
 Preferred Stock
 at inception to
 cash investors
 at $2.40 per
 share...........           --           --             --        560,000
 Issuance of
 Common Stock at
 par value.......           --           --             --            518
 Financing cost..           --           --             --        (17,200)
 Net loss........    (5,264,999)         --             --     (5,264,999)
                   ------------- ------------- ------------- -------------
 DECEMBER 31,
 1997............    (5,264,999)         --             --      8,618,712
 Issuance of
 Series A
 Preferred Stock
 to cash
 investors at
 $2.40 per
 share...........           --           --             --      1,000,000
 Issuance of
 Common Stock at
 partnership
 value...........           --           --             --         84,000
 Deferred
 employee
 compensation....           --    (2,130,000)           --            --
 Amortization of
 deferred
 employee
 compensation....           --       950,000            --        950,000
 Net loss........   (20,510,474)         --             --    (20,510,474)
                   ------------- ------------- ------------- -------------
 DECEMBER 31,
 1998............   (25,775,473)  (1,180,000)           --     (9,857,762)
 Issuance of
 Series C
 Preferred
 Stock to cash
 investors at
 $9.15 per
 share...........           --           --             --     23,180,184
 Issuance of
 Series D
 Preferred
 Stock to cash
 investors at
 $9.15 per
 share...........           --           --             --     49,664,342
 Exercise of
 stock options...           --           --             --         12,054
 Warrant cost
 related to third
 parties.........           --           --             --      1,652,967
 Issuance of
 warrants........           --           --             --        150,196
 Issuance of
 options to
 employees.......           --           --             --         61,700
 Deferred
 employee
 compensation....           --    (6,233,915)           --            --
 Amortization of
 deferred
 employee
 compensation....           --     2,609,831            --      2,609,831
 Net loss........   (19,799,294)         --             --    (19,799,294)
                   ------------- ------------- ------------- -------------
 DECEMBER 31,
 1999............   (45,574,767)  (4,804,084)           --     47,674,218
 SIX MONTHS
 UNAUDITED:
 Exercise of
 warrants........           --           --             --      4,146,120
 Issuance of
 Series D
 Preferred
 Stock to cash
 investors at
 $9.15 per
 share...........           --           --             --      5,000,000
 Issuance of
 Series C
 Preferred Stock
 to cash
 investors at
 $9.15 per
 share...........           --           --             --        175,000
 Deferred
 employee
 compensation....           --    (4,091,030)           --            --
 Amortization of
 deferred
 employee
 compensation....           --     1,288,886            --      1,288,886
 Exercise of
 stock options...           --           --             --        469,618
 Issuance of
 restricted
 stock...........           --           --    $(37,995,430)          --
 Warrant cost
 related to third
 parties.........           --           --             --        377,146
 Net loss........   (19,444,820)         --             --    (19,444,820)
                   ------------- ------------- ------------- -------------
 JUNE 30, 2000
 (UNAUDITED).....  $(65,019,587) $(7,606,228)  $(37,995,430)  $39,686,168
                   ============= ============= ============= =============

See notes to financial statements.

                                  TELLIUM, INC

                            STATEMENTS OF CASH FLOWS

                          May 8, 1997
                         (Inception) to  Year Ended December 31,    Six Months Ended June 30,
                          December 31,  --------------------------  --------------------------
                              1997          1998          1999          1999          2000
                         -------------- ------------  ------------  ------------  ------------
                                                                           (Unaudited)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net loss..............   $(5,264,999)  $(20,510,474) $(19,799,294) $ (9,428,260) $(19,444,820)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Depreciation and
  amortization.........       124,392        458,102     1,096,956       509,221       813,357
 Provision for doubtful
  accounts.............           --             --         60,000           --            --
 Provision for
  inventory valuation..           --             --        256,057           --            --
 Amortization of
  deferred compensation
  expense..............           --         950,000     2,609,831     1,277,144     1,288,886
 Stock based
  compensation.........           --             --         61,700        45,299         6,221
 Warrant cost related
  to third parties.....           --             --      1,652,967           --        370,925
 Interest incurred for
  bridge financing.....           --             --        498,404       289,516           --
 Gain on disposal of
  fixed assets.........      (160,260)           --            --            --            --
 Write-down of in-
  process research and
  development expense..     2,400,393            --            --            --            --
 Changes in assets and
  liabilities:
  Decrease (increase)
   in due from
   stockholder.........       (84,954)      (189,446)      264,400       (70,000)       10,000
  Decrease (increase)
   in accounts
   receivable..........           --             --     (2,175,755)     (421,167)   (4,957,820)
  Decrease (increase)
   in inventory........           --             --     (1,901,242)   (1,998,576)   (4,302,023)
  Decrease (increase)
   in prepaid expenses
   and other current
   assets..............       (62,900)        16,106      (400,930)      (42,549)   (2,609,053)
  Decrease (increase)
   in other assets.....       (30,645)       (21,109)     (129,607)         (806)      (55,213)
  (Decrease) increase
   in accounts
   payable.............       258,543      3,027,890    (1,074,375)   (1,542,239)    3,746,728
  (Decrease) increase
   in accrued expenses
   and other current
   liabilities.........       471,861      2,430,463    (1,535,175)   (1,331,801)    1,219,978
  (Decrease) increase
   in other long-term
   liabilities.........           --             --          7,900         5,932        (2,273)
                          -----------   ------------  ------------  ------------  ------------
   Net cash used in
    operating
    activities.........    (2,348,569)   (13,838,468)  (20,508,163)  (12,708,286)  (23,915,107)
                          -----------   ------------  ------------  ------------  ------------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Purchase of property
  and equipment........      (435,170)    (2,200,343)   (1,708,432)   (1,244,555)   (2,420,738)
 Purchase of
  intellectual
  property.............    (2,400,000)           --            --            --            --
 Proceeds from fees
  under nonexclusive
  licensing agreement..       600,000            --            --            --            --
 Proceeds from the sale
  of fixed assets......     1,424,835            --            --            --            --
                          -----------   ------------  ------------  ------------  ------------
   Net cash used in
    investing
    activities.........      (810,335)    (2,200,343)   (1,708,432)   (1,244,555)   (2,420,738)
                          -----------   ------------  ------------  ------------  ------------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Principal payments on
  debt.................      (617,711)       (43,997)   (5,000,000)   (5,000,000)     (284,920)
 Principal payments on
  capital lease
  obligations..........           --             --        (50,631)      (14,508)     (180,876)
 Proceeds from long-
  term borrowings......           --       5,000,000     1,806,871           --      2,000,000
 Proceeds under bridge
  financing
  agreements...........           --       9,392,030    11,607,970    10,757,028           --
 Issuance of Series A
  Preferred Stock......    11,640,000      1,000,000           --            --      4,146,118
 Issuance of Series B
  Preferred Stock......       560,000            --            --            --            --
 Issuance of Series C
  Preferred Stock,
  net..................           --             --      6,890,343     6,890,343       175,002
 Issuance of Series D
  Preferred Stock,
  net..................           --             --     44,455,794           --      5,000,000
 Issuance of common
  stock................           518            350        12,054        11,962       469,618
                          -----------   ------------  ------------  ------------  ------------
   Net cash provided by
    financing
    activities.........    11,582,807     15,348,383    59,722,401    12,644,825    11,324,942
                          -----------   ------------  ------------  ------------  ------------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS...........     8,423,903       (690,428)   37,505,806    (1,308,016)  (15,010,903)
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF PERIOD.............           --       8,423,903     7,733,475     7,733,475    45,239,281
                          -----------   ------------  ------------  ------------  ------------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD................   $ 8,423,903   $  7,733,475  $ 45,239,281  $  6,425,459  $ 30,228,378
                          ===========   ============  ============  ============  ============
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION--
 Cash paid for
  interest.............   $    19,800   $     23,913  $     26,296  $     11,318  $    105,940
                          ===========   ============  ============  ============  ============
NONCASH INVESTING AND
 FINANCING ACTIVITIES:
 Issuance of Series C
  and D Preferred Stock
  in exchange for
  senior convertible
  notes................           --             --   $ 21,498,389  $ 16,289,868           --
 Acquisition of
  property and
  equipment under a
  capital lease........           --             --   $    164,159  $     12,900  $  1,667,228

                       See notes to financial statements.

                                 TELLIUM, INC.

                         NOTES TO FINANCIAL STATEMENTS
    FOR THE PERIOD FROM MAY 8, 1997 (INCEPTION) TO DECEMBER 31, 1997 AND FOR
                   THE YEARS ENDED DECEMBER 31, 1998 AND 1999

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    Tellium, Inc. (the "Company" or "Tellium"), a Delaware corporation, was incorporated on April 21, 1997 and began business operations on May 8, 1997 (inception date). Tellium designs, develops and markets high-speed, high-capacity, intelligent optical switching solutions that enable network service providers to quickly and cost-effectively deliver new high-speed services.

    Tellium has invested a significant amount of its effort and cash in research and development activities. At December 31, 1999, the Company has cumulative losses of approximately $46 million. For the year ended December 31, 1999, the Company incurred a negative cash flow from operations of approximately $21 million. Operating losses are expected to continue in 2000.

    The Company is subject to risks common to technology-based companies including, but not limited to, the development of new technology, development of markets and distribution channels, dependence on key personnel, and the ability to obtain additional capital as needed to meet its product plans. The Company's ultimate success is dependent upon its ability to successfully develop and market its products and to raise additional capital. To date, the Company has been funded principally by private equity financing. Management believes that it has several alternatives available to obtain required capital, including private placement financing, debt financing, and/or an initial public offering ("IPO").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Unaudited Interim Financial Information--The financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 are unaudited but, in the opinion of management, include all normal recurring adjustments necessary for a fair presentation of financial position, results of operations, and cash flows. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of results to be expected for the full calendar year 2000 or any other future period.

    Based on operating losses incurred through June 30, 2000 and projected for the year ended December 31, 2000, the Company did not record an income tax provision for the six-month period ended June 30, 2000. All deferred tax assets are offset by a valuation allowance.

    Unaudited Pro Forma Stockholders' Equity (Deficiency)--If the offering contemplated by this prospectus is consummated, all of the Series A, Series B, Series C, and Series D Preferred Stock outstanding as of the consummation date of the offering will automatically be converted into common stock. Each share of preferred stock outstanding converts into six shares of common stock. Based on Series A, Series B, Series C, and Series D Preferred Stock outstanding at June 30, 2000, an aggregate of 113,389,848 shares of common stock will be issued upon conversion. Unaudited pro forma stockholders' equity (deficiency) at June 30, 2000, assuming the conversion of Series A, Series B, Series C, and Series D Preferred Stock into common stock, is disclosed on the balance sheet.

    Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Cash and Cash Equivalents--The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The majority of the Company's cash equivalents are invested in overnight repurchase agreements, which are secured by the U.S. Government.

                                 TELLIUM, INC.

    Inventories--Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

    Property and Equipment--Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repair costs are charged to expense as incurred and renewals and improvements that extend the useful life of the assets are capitalized. Upon sale or retirement, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and a resulting gain or loss is reported as income or expense. Leasehold improvements are amortized over the shorter of the estimated useful life of the property or the term of the lease.

    The estimated useful lives for financial reporting purposes are as follows:

   Equipment......................................................... 3-5 years
   Furniture and fixtures............................................ 3-5 years
   Acquired software.................................................   3 years
   Leasehold improvements............................................ 3-7 years

    Revenue Recognition--The Company recognizes revenue from equipment sales when the product has been shipped. For transactions where the Company has yet to obtain customer acceptance, revenue is deferred until terms of acceptance are satisfied. Sales contracts do not permit the right of return of product by the customer.

    Software license revenue for software embedded within the Company's optical switches or its stand alone software products is recognized when a purchase order has been received or a sales contract has been executed, delivery of the product and acceptance by the customer have occurred, the license fees are fixed and determinable, and collection is probable. The portion of revenue that relates to the Company's obligations to provide customer support, if any, are deferred, based upon the price charged for customer support when it is sold separately, and recognized ratably over the maintenance period. Amounts received in excess of revenue recognized are included as deferred revenue in the accompanying balance sheet. Revenue from technical support and maintenance contracts is deferred and recognized ratably over the maintenance period.

    Revenue and estimated profits on long-term contracts are recognized under the percentage of completion method of accounting. Profit estimates are revised periodically based on changes in facts. Any losses on contracts are recognized immediately. The Company does not have any long-term contracts in process at December 31, 1999 and June 30, 2000.

    The Company has granted warrants to a customer in connection with a supply contract. The fair value of the warrants earned under the agreement are recorded as an offset to revenue in the accompanying statement of operations.

    Product Warranty--The Company provides for estimated costs to fulfill customer warranty obligations upon the recognition of related equipment revenue. Actual warranty costs incurred are charged against the accrual when paid.

    Income Taxes--The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, and for operating loss and tax credit carryforwards. A valuation allowance is recorded if it is "more likely than not" that a portion or all of a deferred tax asset will not be realized.

                                 TELLIUM, INC.

    Fair Value of Financial Instruments--In the opinion of management, the estimated fair value of the Company's financial instruments, which include cash equivalents, accounts receivable, and accounts payable, approximates their carrying value.

    Research and Development Costs--Research and development costs are charged to expense as incurred.

    Concentration of Credit Risk--Financial instruments which potentially subject the Company to credit risk consist principally of accounts receivable. For 1998, one customer accounted for all revenues. For 1999, two customers accounted for 63% and 27% of revenues, respectively. Accounts receivables from one customer represented 93% of the outstanding balance at December 31, 1999. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains reserves for potential credit losses based upon the credit risk of specified customers. The Company's entire cash and cash equivalents balance at December 31, 1999 were on deposit with one financial institution. One customer accounted for all of the Company's accounts receivable at June 30, 2000 and approximately 99% of the Company's revenue for the six months ended June 30, 2000.

    Equity-Based Compensation--The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Under APB Opinion No. 25, compensation expense is based on the difference, if any, generally on the date of grant, between the fair value of the Company's stock and the exercise price of the option. The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty's performance is complete. For transactions in which equity instruments are issued to customers, the accounting treatment is dependent upon the facts and circumstances of each customer agreement. The measurement date of the fair value of the equity instrument is the date on which the customer's performance is complete. In general, the fair value of equity instruments issued to customers is recorded as a reduction of revenue as the customer fulfills its obligation under supply contracts. See note 6 to the financial statements.

    Software Development Costs--SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires the capitalization of certain software development costs incurred subsequent to the date technological feasibility is established and prior to the date the product is generally available for sale. The capitalized cost is then amortized over the estimated product life. The Company defines technological feasibility as being attained at the time a working model is completed. To date, the period between achieving technological feasibility and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

    Net Loss Per Share--Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Weighted average common shares outstanding for purposes of computing basic net loss per share includes founders shares and restricted stock (see note 6), as there is no mandatory forfeiture of this common

                                 TELLIUM, INC.

stock should employment terminate. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period, if dilutive. Common equivalent shares are composed of the incremental common shares issuable upon the conversion of preferred stock and the exercise of stock options and warrants, using the treasury stock method. As the effect of common equivalent shares is anti-dilutive, basic and net loss per share are the same. For the period from May 8, 1997 through December 31, 1997, for the years ended December 31, 1998 and 1999, and for the six month period ended June 30, 2000, potentially dilutive shares of 54,060,000, 67,320,852, 147,806,452 and
155,759,958, respectively, were excluded from the diluted weighted average shares outstanding calculation.

    Unaudited pro forma basic and diluted loss per common share are computed as described above, and also gives effect to the conversion of Series A, Series B, Series C, and Series D Preferred Stock. Each share of Preferred Stock outstanding automatically converts to six shares of common stock upon completion of an IPO.

    Segments--The Company has adopted SFAS No.131, Disclosure about Segments of an Enterprise and Related Information, which requires companies to report selected information about operating segments, as well as enterprise-wide disclosures about products, services, geographic areas, and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance. The Company has determined that it conducts its operations in one business segment, the telecommunications network segment. All of the Company's revenues are derived from customers based in the United States.

    Recent Financial Accounting Pronouncements--In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of these instruments at fair value. The statement, as amended, is effective for fiscal years beginning after June 15, 2000. The Company is required to adopt this standard, as amended, effective January 1, 2001. Management believes that adopting this statement will not have a material impact on the financial position, results of operations, or cash flows of the Company.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, ("SAB 101") "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company has reviewed these criteria and believes its policies for revenue recognition to be in accordance with SAB 101.

    Long-Lived Assets--Whenever events indicate that the carrying values of long-lived assets may not be recoverable, the Company evaluates the carrying value of such assets using future undiscounted cash flows. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, the Company will recognize an impairment loss equal to the difference between the fair value and the carrying value of such asset. Management believes that as of December 31, 1999 the carrying values of long-lived assets are appropriate.

    Reclassifications--Certain prior year amounts have been reclassified to conform to the current year presentation.

                                 TELLIUM, INC.

3. INVENTORIES

    Inventories consist of the following:

                                                                      June 30,
                                                             1999       2000
                                                          ---------- -----------
                                                                     (Unaudited)
   Raw materials......................................... $  567,850 $3,789,943
   Work-in-process.......................................    289,199  1,576,023
   Finished goods........................................  1,044,193    837,299
                                                          ---------- ----------
                                                          $1,901,242 $6,203,265
                                                          ========== ==========


4. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                 December 31,
                                             ---------------------  June 30,
                                                1998       1999       2000
                                             ---------- ---------- -----------
                                                                   (Unaudited)
   Equipment................................ $2,163,239 $3,440,860 $6,115,526
   Furniture and fixtures...................    243,055    324,020    438,515
   Acquired software........................    628,041  1,112,883  2,311,380
   Leasehold improvements...................    165,633    183,936    284,245
                                             ---------- ---------- ----------
                                              3,199,968  5,061,699  9,149,666
   Less accumulated depreciation and
    amortization............................    524,982  1,612,556  2,425,911
                                             ---------- ---------- ----------
   Property, plant and equipment--Net....... $2,674,986 $3,449,143 $6,723,755
                                             ========== ========== ==========

    Equipment includes approximately $118,000 and $283,065 of assets acquired through capital leases as of December 31, 1998 and 1999, respectively. Accumulated amortization related to these assets was $46,923 and $56,255 at December 31, 1998 and 1999, respectively.

    Depreciation and amortization expenses for 1997, 1998 and 1999 related to property and equipment totaled $124,392, $458,102, and $1,090,922, respectively.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

    Accrued expenses and other current liabilities consist of the following:

                                                 December 31,
                                             ---------------------  June 30,
                                                1998       1999       2000
                                             ---------- ---------- -----------
                                                                   (Unaudited)
   Accrued professional fees................ $  535,584 $  527,237 $  550,676
   Accrued compensation and related
    expenses................................    405,129    432,657  1,029,292
   Accrued purchases........................    950,135        --         --
   Deferred revenue.........................    450,000     73,500    239,998
   Warranty reserve.........................        --     100,000    394,911
   Other....................................    495,026    167,328    305,823
                                             ---------- ---------- ----------
                                             $2,835,874 $1,300,722 $2,520,700
                                             ========== ========== ==========

                                 TELLIUM, INC.

6. STOCKHOLDERS' EQUITY

    Common Stock--On May 8, 1997, the founders of the Company purchased 3,108,000 shares of common stock under a Management Investor Subscription Agreement. Under this agreement, these shares are subject to a vesting schedule over a three-year or four-year period and the Company has the right to repurchase any non-vested shares at the price paid by the founder when a founder leaves the Company. During 1998, an additional 2,100,000 shares of common stock were purchased under this agreement. During 1999, employees exercised 247,350 stock options increasing the total amount of outstanding shares of common stock to 5,455,350.

    Preferred Stock--The Company is authorized to issue 10,332,917 shares of $.001 par value Series A Preferred Stock, 233,333 shares of $.001 par value Series B Preferred Stock, 2,593,974 shares of $.001 par value Series C Preferred Stock, and 6,010,926 shares of $.001 par value Series D Preferred Stock.

    On May 8, 1997, the initial investors in the Company entered into a stock purchase and contribution agreement (the "Agreement"). In accordance with the Agreement, cash investors were issued 4,850,000 shares of Series A Preferred Stock at $2.40 per share and 233,333 shares of Series B Preferred Stock at $2.40 per share. Non-cash investors were issued 3,916,667 shares of Series A Preferred Stock and contributed intellectual property and equipment which were valued at the contributor's historical cost of $1,700,393.

    On May 20, 1998, a cash investor was issued 416,667 shares of Series A Preferred Stock at $2.40 per share for a total investment of $1 million.

    On February 11, 1999, the Company issued 765,027 shares of Series C Preferred Stock at $9.15 per share. Simultaneously, a Senior Convertible Note plus accrued interest of $16,289,847 was converted into 1,780,312 shares of Series C Preferred Stock at $9.15 per share (see Note 7). The total number of shares issued was 2,545,339 and the total dollar value of the transactions, net of issuance costs of $109,660, was $23,180,184.

    On November 30, 1999, the Company issued 4,895,239 shares of Series D Preferred Stock at $9.15 per share. Simultaneously, a Senior Promissory Note plus accrued interest of $5,208,542 was converted into 569,240 shares of Series D Preferred Stock at $9.15 per share. The total number of shares issued was 5,464,479 and the total dollar value of the transaction, net of issuance costs of $335,638, was $49,664,342.

    Significant terms of Series A, Series B, Series C and Series D Preferred Stock are as follows:

  . Each share of Series A, Series C, and Series D Preferred Stock is convertible at the option of the holder, at any time, into six shares of common stock (see note 12) at the conversion price of $2.40 per share for Series A and $9.15 per share for Series C and Series D. The conversion price is subject to adjustments for events of dilution as specified in the certificate of incorporation. Each share of Series B Preferred Stock is convertible at the option of the holder, at any time, into one share of Series A Preferred Stock.

   All shares of Series A, Series C, and Series D Preferred Stock automatically convert, without any action by the holder, into common stock based on the then applicable Series A, Series C, and Series D Conversion Price in the event of either a qualified IPO (as defined) or upon the conversion of specified percentages of the related Preferred Stock. All shares of Series B Preferred Stock automatically convert, without any action by the holder, into Common Stock based on the then applicable conversion price for the Series A Preferred Stock in the event of the automatic conversion of Series A, Series C, and Series D Preferred Stock.

                                 TELLIUM, INC.

  . The holders of Series A, Series C, and Series D Preferred Stock have voting rights equal to the equivalent number of shares of common stock while Series B Preferred Stock has no voting rights.

  . Dividends may be declared at the discretion of the Board of Directors and are noncumulative. Dividends for Preferred Stock have to be paid and declared equivalent to the per-share dividend on Common Stock.

  . In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A, Series B, Series C, and Series D Preferred Stock are entitled to receive out of the assets of the Company, whether such assets derive from capital or surplus, an amount equal to $2.40 per share in the case of Series A and Series B Preferred Stock and $9.15 per share in the case of Series C and Series D Preferred Stock (subject to adjustment for any stock splits, reverse splits or similar capitalization affecting such shares), plus any declared but unpaid dividends on such shares. Payment of the liquidation preference to holders of Series A, Series B, Series C, and Series D Preferred Stock will be made pro rata among the Series A, Series B, Series C, and Series D Preferred Stock based on the respective liquidation preference of each such class until each such class receives its full liquidation, before any payment is made or any assets distributed to the holders of common stock or any other shares ranking on liquidation junior to the Series A, Series B, Series C, and Series D Preferred Stock.

   After payment of the liquidation preference to holders of Series A, Series B, Series C, and Series D Preferred Stock, the holders of Series A, Series B, Series C, and Series D Preferred Stock are entitled to share in the distribution of any remaining assets of the Corporation on the same basis as if the holders of Series A, Series B, Series C, and Series D Preferred Stock had converted their shares into common stock.

    1997 Employee Stock Option Plan--On May 8, 1997, the Company adopted the 1997 Employee Stock Option Plan (the "Option Plan"). The Option Plan authorized the granting of both incentive and nonqualified stock options for an aggregate of 6,000,000 shares of common stock, subject to authorization by the Compensation Committee of the Board of Directors (the "Compensation Committee"). Options generally vest over a four-year period from the grant date. The Board approved adding 792,000 shares to the 1997 Employee Stock Option Plan on July 15, 1998.

    During the year ended December 31, 1999, the number of shares authorized under the Stock Plan was amended by the Compensation Committee to allow a total of 35,850,000 options to be granted under the plan.

                                 TELLIUM, INC.

    Stock option activity regarding the Option Plan is summarized as follows:

                                                                       Weighted
                                                                       Average
                                                                       Exercise
                                                            Shares      Price
                                                          -----------  --------
     Options granted.....................................      60,000   $0.04
     Options exercised...................................         --      --
     Options cancelled...................................         --      --
                                                          -----------   -----
   Outstanding as of December 31, 1997...................      60,000    0.04
                                                          -----------   -----
     Options granted.....................................   5,496,000    0.07
     Options exercised...................................         --      --
     Options cancelled...................................    (735,150)   0.04
                                                          -----------   -----
   Outstanding as of December 31, 1998...................   4,820,850    0.07
                                                          -----------   -----
     Options granted.....................................  24,143,016    0.78
     Options exercised...................................    (247,350)   0.05
     Options cancelled...................................  (2,145,948)   0.08
                                                          -----------   -----
   Outstanding as of December 31, 1999...................  26,570,568   $0.72
                                                          -----------   -----
     Options granted.....................................  49,591,200    1.07
     Options exercised................................... (40,475,346)   0.95
     Options cancelled...................................  (3,993,366)   0.90
                                                          -----------   -----
   Outstanding as of June 30, 2000.......................  31,693,056    0.95
                                                          -----------   -----
   Exerciseable as of December 31, 1999..................   2,873,928
   Available for future grants as of December 31, 1999...   9,032,082
   Exercisable as of June 30, 2000.......................   1,257,876
   Available for future grants as of June 30, 2000.......   5,518,320

      At December 31, 1999, stock options outstanding were as follows:

                                       Weighted
                                        Average                               Weighted
                                      Contractual                             Average
   Exercise         Options              Life             Exercisable         Exercise
    Prices        Outstanding           (Years)             Options            Price
   --------       -----------         -----------         -----------         --------
   $0.04           2,531,502             8.23                851,502           $0.04
    0.09           6,464,820             9.39              1,639,926            0.09
    0.17             288,000             9.08                 31,500            0.17
    0.40             350,250             8.75                 51,000            0.40
    1.07          16,935,996             9.91                300,000            1.07
                  ----------             ----              ---------           -----
                  26,570,568             9.60              2,873,928            0.18
                  ==========             ====              =========           =====

    In connection with the grant of certain stock options to employees in 1998 and 1999, the Company recorded deferred stock compensation of $2,130,000 and $6,233,915 in 1998 and 1999, respectively, for the difference between the exercise price and the fair value of the underlying common stock at the date of the grant. Such amount is presented as a reduction of stockholders' equity and is amortized over the vesting period of the related stock options. Non-cash compensation expense of $950,000 and $2,671,531 were recorded in the statement of operations for the years ended December 31, 1998 and 1999, respectively.

                                 TELLIUM, INC.

    Had the Company elected to recognize compensation expense for stock options according to SFAS 123, based on the fair value at the grant dates of the awards, net loss and net loss per share would have been as follows:

                                                  December 31,
                                      ---------------------------------------
                                         1997          1998          1999
                                      -----------  ------------  ------------
   Net loss:
     As reported..................... $(5,264,999) $(20,510,474) $(19,799,294)
     Pro forma.......................  (5,266,600)  (20,850,000)  (21,976,600)
   Net loss per basic and diluted
    share:
     As reported..................... $     (1.69) $      (4.83) $      (3.71)
     Pro forma.......................       (1.69)        (4.91)        (4.12)

    The weighted average fair value of the Company's stock options was calculated using the Black-Scholes Model with the following weighted average assumptions used for grants: no dividend yield; expected volatility of 0% (minimum value); a risk free interest rate of 6.25%; and expected lives of 4 years. The weighted average fair value of options granted during the years ended December 31, 1997, 1998 and 1999 was $0.05, $1.74 and $2.76 per share, respectively.

    Warrants--Set forth below is a summary of the Company's outstanding warrants at December 31, 1999:

                                          Exercise
   Underlying Security                     Price    Warrants   Expiration Date
   -------------------                    -------- ---------- ------------------
   Common Stock (1)......................  $1.53   10,452,000 September 21, 2005
   Preferred Stock C (2).................   9.15       29,509 November 10, 2009
   Preferred Stock A (3).................   4.58    1,000,000 June 30, 2000

--------

(1) In conjunction with executing a supply contract with a customer in September 1999, the Company granted a warrant to purchase up to 10,452,000 shares of the Company's common stock at an exercise price of $1.53 per share. Upon execution of the agreement, 2,090,400 of the shares subject to the warrant vested, with the vesting of the remaining shares dependent upon the volume of the customer's purchases from the Company. As the 2,090,400 warrants vested upon execution of the supply agreement and are not subject to forfeiture, a measurement date has occurred for those warrants, and a charge of $1,048,707 was recorded to sales and marketing expense for the year ended December 31, 1999 to reflect the fair value of the warrants at grant date. As the vesting of the remaining warrants are dependent upon purchases made by the customer, variable plan accounting is used and related charges will vary each accounting period until the final measurement date. A measurement date occurs when customer purchases reach certain specified levels. Charges of $558,961 have been recorded as an offset to gross revenue for the year ended December 31, 1999 to reflect the fair value of the warrants earned by the customer based upon purchases through that date. Fair value is determined utilizing a Black-Scholes option pricing model. Assumptions utilized by the Company in its Black-Scholes calculations include volatility of 80%, expected life of 3 years, and a risk free interest rate of 6%.
(2) Issued in connection with Tellium's November 1999 financing agreement (see
    Note 7).
(3) Issued in connection with Tellium's December 1998 convertible note issuance (see Note 7).

                                 TELLIUM, INC.

7. NOTES PAYABLE

a. Senior Convertible Notes--Stockholders

    On December 30, 1998, the Company entered into a $16 million bridge financing with the then preferred stockholders. At December 31, 1998, $9,392,030 of proceeds were received, with the remaining financing received in January 1999. The bridge financing agreement took the form of Senior Convertible Notes with an interest rate of 18% per annum and was scheduled to mature upon the earlier of the closing of a next round of financing, June 30, 1999, or a sale transaction (as defined in the agreement). As part of this transaction, the providers of the bridge financing received warrants to purchase 1 million shares of Series A Preferred Stock at an exercise price equal to 50% of the price paid for preferred stock in the succeeding round of financing, or $2.40 per share if a preferred stock financing transaction did not take place by June 30, 1999. The warrants are exercisable at any time at the option of the holder and expire on June 30, 2000 or in the event of a qualified IPO.

    In conjunction with the issuance of Series C Preferred Stock on February 11, 1999 (see Note 6), the $16 million bridge financing and related accrued interest were converted into Series C Preferred Stock at $9.15 per share.

    As part of the bridge financing agreement, the Company approved the authorization of 7 million shares of Series C Preferred Stock and an additional authorization of 1.5 million shares of Series A Preferred Stock, both with a par value of $0.001.

    On June 30, 1999, the Company entered into a $5 million bridge financing agreement with current preferred stockholders. The bridge financing agreement was secured via a Senior Promissory Note with an interest rate of 9.75% per annum and was scheduled to mature upon the earlier of December 26, 1999 or the closing of a sale transaction (as defined in the agreement). In conjunction with the issuance of Series D Preferred Stock on November 30, 1999 (see Note
6), the $5 million Senior Promissory Note and accrued interest were converted into Series D Preferred Stock at $9.15 per share.

b. Debt--Nokia, Inc.

    During 1998, the Company borrowed $5,000,000 from Nokia, Inc. under a series of note agreements. These borrowings were paid off in January 1999.

c. Secured Promissory Notes--Comdisco, Inc.

    On November 23, 1999, the Company issued two secured promissory notes to Comdisco. The notes are collateralized by substantially all of the Company's equipment and bear interest of 7.5% per annum. The principal amounts of $1,401,536 and $405,335 are payable in monthly installments through December 1, 2002 and June 1, 2002, respectively, commencing January 1, 2000.

    Future annual maturities at December 31, 1999 are as follows:

   2000.............................................................. $  583,798
   2001..............................................................    632,347
   2002..............................................................    590,726
                                                                      ----------
                                                                      $1,806,871
                                                                      ==========

                                 TELLIUM, INC.

d. Lines of Credit

    On November 11, 1999, Tellium obtained a $4,000,000 lease-line of credit from Comdisco, Inc. ("Comdisco"). The line of credit bears an interest rate of 7.5% and expires on November 10, 2002. At December 31, 1999 the Company had not drawn any amount under this agreement.

    In consideration of such line of credit, Tellium issued warrants to Comdisco to purchase 29,509 shares of Series C preferred stock at an exercise price of $9.15 per share. The warrants vested immediately upon execution of the agreement. Vested warrants are exercisable at any time at the option of the holder and expire on November 10, 2009; or after five years from the effective date of the Company's qualified IPO (as defined), whichever is earlier. The Company recorded deferred financing expense of $150,196 based on the fair value of the warrants. Such cost are included in other assets in the accompanying balance sheet and are amortized over the life of the line of credit. Amortization expense was $4,172 for the year ended December 31, 1999.

8. EMPLOYEE BENEFIT PLAN

    In July 1997, the Company adopted a 401(k) defined contribution plan covering all qualified employees. The Company matches 50% of the participating employees' contribution up to 5% of participants' contributions, capped at a maximum 2.5% of the employee's annual salary. Company matching contributions for 1997, 1998 and 1999 amounted to $19,879, $276,088 and $130,355, respectively.

9. INCOME TAXES

    A reconciliation of the Company's income tax provision computed at the U.S. federal statutory rates to the recorded income tax provision for the period from inception to December 31, 1997 and for the years ended December 31, 1998 and 1999, is as follows:

                                            1997         1998         1999
                                         -----------  -----------  -----------
   Tax at U.S. statutory rate..........  $(1,790,000) $(6,973,000) $(6,732,000)
   State income taxes, net of federal
    benefit............................     (315,000)  (1,218,000)  (1,210,000)
   Research and development credits and
    other..............................          --      (863,000)  (1,424,000)
   Valuation allowance recorded........    2,105,000    9,054,000    9,366,000
                                         -----------  -----------  -----------
   Recorded tax provision..............  $       --   $       --   $       --
                                         ===========  ===========  ===========

                                 TELLIUM, INC.

    The components of the Company's deferred tax asset at December 31, 1998 and 1999, is as follows:

                                                         1998         1999
                                                      -----------  -----------
     Deferred tax liability:
      Deferred rent.................................. $       --   $   (11,000)
      Deferred revenue...............................         --       (31,600)
      Warranty reserve...............................         --       (43,000)
      Fixed assets...................................     (82,000)         --
     Deferred tax assets:
      Net operating loss carryforwards...............   8,953,000   16,400,000
      Intangible assets..............................     874,000      900,000
      Compensation expenses..........................     380,000    1,550,000
      Fixed assets...................................         --       150,000
      Research and development credits...............     900,000    1,400,000
      Accrued expenses...............................     134,000          --
      Allowance for bad debt.........................         --        25,800
      Inventory reserve..............................         --        78,800
      Inventory capitalization.......................         --       125,000
                                                      -----------  -----------
     Total net deferred tax assets...................  11,159,000   20,544,000
     Less valuation allowance........................ (11,159,000) (20,544,000)
                                                      -----------  -----------
                                                      $       --   $       --
                                                      ===========  ===========

    At December 31, 1999, the Company has available U.S. net operating loss carryforwards of approximately $38 million, approximately $16 million of which will expire in 2019, $19 million of which will expire in 2018 and $2.7 million which will expire in 2012. In addition, the Company also has available research and development tax credit carryforwards of approximately $1.4 million, of which $500,000 will expire in 2019 and $900,000 will expire in 2018.

10. RELATED PARTY TRANSACTIONS

    On May 8, 1997, the Company purchased intellectual property from one of its stockholders for $2.4 million in cash and a secured promissory note for $600,000. The note bore interest at the bank's prime rate and was secured by certain fabrication equipment.

    On May 8, 1997, the Company entered into a nine-month lease agreement with one of its stockholders to rent certain office space within the stockholder's location at a base rent of $68,872 per month, plus sales, use and occupancy tax. The lease could be terminated with 30 days written notice, and was terminated on July 31, 1997. The total rental expense and other miscellaneous costs for this lease were approximately $153,000.

    On May 8, 1997, the Company entered into an agreement with one of its stockholders to hire one of their employees at a fee of $16,666 per month plus expenses. The total expense under this contract from inception to December 31, 1997 totaled approximately $150,000.

    The Company paid a stockholder $75,000 for reimbursement of legal expenses during the period ended December 31, 1997. The Company also purchased approximately $100,000 of furniture from two stockholders for the period ended December 31, 1997.

                                 TELLIUM, INC.

    The Company paid approximately $100,000, $525,000 and $118,059 in consulting expenses to one of its stockholders during 1997, 1998 and 1999, respectively.

    The Company entered into a three-year employment agreement with a former employee of one of its stockholders. As part of this agreement, the Company agreed to pay 80% of the employee's COBRA until a health plan was in place. The stockholder agreed to pay annually $30,400 of additional compensation for the employee commencing on July 28, 1997 and ending on July 28, 1999.

    Approximately $1.4 million of the Company's revenue in 1999 and all of the Company's revenue in 1998 were derived from sales to an affiliate of one of Tellium's stockholders. In addition, Tellium purchased approximately $134,000 and $360,000 of product from this Company in 1998 and 1999, respectively.

    Tellium has entered into a series of agreements with some of its stockholders for joint development of technology, consulting agreements, master collaborative agreements, technology transfer agreements and certain specific project agreements under various terms for periods up to five years. Some of these agreements provide for discounts for products sold to Tellium and for royalties to be paid to Tellium, with amounts and terms to be determined. No significant transactions have occurred under these agreements through December 31, 1999.

11. COMMITMENTS AND CONTINGENCIES

    The Company leases certain telephone, computer and other equipment under long-term capital leases and has the option to purchase such equipment at a nominal cost at the termination of the leases. In addition, the Company is obligated under an operating lease for a facility. The Company terminated an operating lease for office space that was to expire in 2002 and, on February 6, 1998, the Company signed a new, noncancelable lease for a facility in Oceanport, New Jersey that expires in 2003.

    Future minimum lease payments for the capital and operating leases with initial or remaining terms in excess of one year as of December 31, 1999 are as follows:

                                                            Capital  Operating
                                                             Leases    Leases
                                                            -------- ----------
   2000.................................................... $132,746 $  348,866
   2001....................................................   95,321    348,866
   2002....................................................   51,016    348,866
   2003....................................................   10,082     87,217
   2004....................................................      380        --
   Thereafter..............................................      --         --
                                                            -------- ----------
   Total future minimum lease payments..................... $289,545 $1,133,815
                                                            ======== ==========
   Amount representing interest............................ $ 56,832
                                                            ========
   Present value of minimum lease payments................. $232,713
                                                            ========
   Current portion of capital lease obligation............. $116,603
                                                            ========
   Noncurrent portion of capital lease obligation.......... $116,110
                                                            ========

                                 TELLIUM, INC.

    Rent expense for the period from inception through December 31, 1997 and for the years ended December 31, 1998 and 1999 were $236,007, $294,641 and $340,989, respectively.

12. OTHER EQUITY TRANSACTIONS

    In January 2000, the Company issued 546,447 shares of Series D Preferred Stock at $9.15 per share. The proceeds to the Company were $5,000,000. The Series D Preferred Stock has identical terms to the Series D Preferred Stock that was issued during 1999.

    On June 22, 2000 the Company's board of directors approved a 3 for 1 common stock split for shareholders of record as of that date. The stock split became effective August 11, 2000. Shares of outstanding Series A, Series B, Series C, and Series D Preferred Stock, which were originally convertible into common stock on a 1 for 1 basis, were amended to be convertible into common stock on a 3 for 1 basis. All share, and per share information included in these financial statements have been restated to include the effects of the stock split for all periods presented.

    On October 10, 2000, the Company's board of directors approved a 2 for 1 stock split for shareholders of record as of that date. The stock split become effective November 6, 2000. Shares of outstanding Series A, Series B, Series C and Series D which as amended were convertible into common stock on a 3 for 1 basis, are now convertible into common stock on a 6 for 1 basis. All share, and per share information included in these financial statements have been restated to include the effects of the stock split for all periods presented.

13. SUBSEQUENT EVENTS--UNAUDITED

    During the six months ended June 30, 2000, the number of shares authorized under the 1997 Employee Stock Option Plan was amended to allow a total of 65,850,000 options to be granted under the plan.

    During the quarter ended June 30, 2000, certain employees exercised stock options for 37,177,200 shares of common stock. The consideration given by employees were full recourse notes with a 7.5% interest rate. Upon exercise, the employees received 37,177,200 shares of restricted common stock with substantially the same terms and vesting period as the exercised options.

    During the quarter ended June 30, 2000, the Company entered into a $10,000,000 line of credit facility with Commerce Bank. The line of credit bears interest at 6.75% and expires on June 30, 2001. The Company borrowed $2,000,000 under this line in the quarter ended June 30, 2000.

    On August 29, 2000, the Company entered into an agreement to acquire all of the outstanding common stock of Astarte Fiber Networks in exchange for 7,500,000 shares of Tellium common stock for an estimated purchase price of $112.5 million. The acquisition of Astarte which closed on October 10, 2000 will be recorded using the purchase method.

    On September 1, 2000, the Company entered into an agreement with AT&T Corp. to license certain intellectual property in exchange for 3,000,000 shares of Tellium common stock with an estimated fair value of $45 million.

    During September 2000, the Company sold 7,274,413 shares of Series E Preferred Stock in a private placement offering, raising proceeds of approximately $213.0 million. Each share of Series E Preferred Stock will automatically convert into common stock upon completion of an initial public offering, based on the initial public offering price.

    During September 2000, in conjunction with executing a customer supply agreement, the Company granted a warrant for 4,000,000 shares of common stock exercisable at $15.00 per share and sold 666,666 shares of common stock to officers and affiliates of the customer. The fair value of the warrants, approximately $34.5 million, will be recorded as an offset to revenue as the customer makes purchases under the agreement.

    The Company has granted approximately 7,224,158 stock options to employees subsequent to June 30, 2000. The Company will record deferred stock compensation expense of approximately $78.8 million for the difference between the exercise price and the fair value of the underlying common stock at the date of the grant. This amount will be amortized over the vesting period of the related stock options.

    In September 2000, our customer, Extant, Inc., was acquired by Dynegy Global Communications Inc., a subsidiary of Dynegy, Inc. In connection with the transaction, our supply contract was transferred to Dynegy Connect. In November 2000, the terms of the Company's warrant agreement (see note 6) with Dynegy was amended, to immediately vest all of the remaining shares subject to the warrants. The shares subject to the warrants become exercisable based on the schedule of milestones previously contained in the warrant. If the milestones are not reached by March 31, 2005, the remaining unexercised shares subject to the warrant shall then become exercisable. In connection with the execution of this amendment, we expect to incur a non-cash charge of approximately $90.6 million. This charge will be recorded as a reduction of revenue as the customer makes purchases under the agreement.

                                  * * * * * *

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Astarte Fiber Networks, Inc.:

    We have audited the accompanying balance sheets of Astarte Fiber Networks, Inc. (a Colorado corporation) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Astarte Fiber Networks, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen

Denver, Colorado,

October 10, 2000.

                         ASTARTE FIBER NETWORKS, INC.

                                BALANCE SHEETS

                                                December 31,
                                            ----------------------   June 30,
                  ASSETS                       1999        1998        2000
                  ------                    ----------  ----------  ----------
                                                                    (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents................ $  601,600  $1,696,868  $  300,206
  Trade accounts receivable, net of
   allowance of $20,369, $20,369 and
   $20,369, respectively...................    130,206     474,733      30,909
  Inventories..............................    663,773   1,377,948     442,099
                                            ----------  ----------  ----------
    Total current assets...................  1,395,579   3,549,549     773,214
                                            ----------  ----------  ----------
PROPERTY, FIXTURES AND EQUIPMENT:
  Computers and computer software..........    411,996     381,195     413,067
  Furniture, fixtures and equipment........    401,482     392,858     403,272
  Leasehold improvements...................     74,457      54,772      74,457
                                            ----------  ----------  ----------
                                               887,935     828,825     890,796
  Less--Accumulated depreciation...........   (680,266)   (534,178)   (721,987)
                                            ----------  ----------  ----------
    Property, fixtures and equipment, net..    207,669     294,647     168,809
DEPOSITS AND OTHER ASSETS..................     53,625      49,845      58,068
                                            ----------  ----------  ----------
    Total assets........................... $1,656,873  $3,894,041  $1,000,091
                                            ==========  ==========  ==========


 The accompanying notes to financial statements are an integral part of these balance sheets.

                         ASTARTE FIBER NETWORKS, INC.

                                BALANCE SHEETS

                                                 December 31,
                                           --------------------------    June 30,
  Liabilities and Stockholders Deficit         1999          1998          2000
  ------------------------------------     ------------  ------------  ------------
                                                                        (Unaudited)
CURRENT LIABILITIES:
  Accounts payable.......................  $    149,705  $     82,789  $    181,198
  Accrued liabilities....................       238,551       551,522       327,392
  Accrued interest on notes payable to
   stockholders and other related
   parties...............................        86,657        32,601       186,259
  Line of credit.........................           --            --        300,000
  Notes payable to stockholders and other
   related parties, net of unamortized
   discount of $93,415, $0 and $93,168,
   respectively..........................       633,192       241,134     1,133,438
  Current portion of capital lease
   obligations...........................        22,280        19,188        22,280
                                           ------------  ------------  ------------
    Total current liabilities............     1,130,385       927,234     2,150,567
CAPITAL LEASE OBLIGATIONS, net of current
 portion.................................        46,995        69,301        36,165
                                           ------------  ------------  ------------
    Total liabilities....................     1,177,380       996,535     2,186,732
                                           ------------  ------------  ------------
COMMITMENTS AND CONTINGENCIES
MANDATORILY REDEEMABLE SERIES A
 CONVERTIBLE PREFERRED STOCK, par value
 $.0001, 60,000,000 shares authorized,
 35,436,075 shares issued and
 outstanding; liquidation value of
 $14,026,641.............................    16,607,584    15,203,348    17,306,995

WARRANTS to purchase 2,009,592, 0 and
 4,009,592 shares of series A convertible
 preferred stock.........................        79,060           --        157,743

MANDATORILY REDEEMABLE SERIES B
 CONVERTIBLE PREFERRED STOCK, par value
 $.0001, 40,000,000 shares authorized,
 23,594,398 shares issued and
 outstanding; liquidation value of
 $7,695,763..............................     9,615,798     8,846,223     9,999,532
STOCKHOLDERS' DEFICIT (Note 5):
 Common stock, par value $.0001,
  50,000,000 shares authorized,
  27,646,879, 26,642,435 and 28,259,499
  shares issued and outstanding,
  respectively...........................         2,765         2,664         2,826
 Additional paid-in capital..............        22,760        12,816       429,059
 Accumulated deficit.....................   (25,848,474)  (21,167,545)  (29,082,796)
                                           ------------  ------------  ------------
    Total stockholders' deficit..........   (25,822,949)  (21,152,065)  (28,650,911)
                                           ------------  ------------  ------------
    Total liabilities and stockholders'
     deficit.............................  $  1,656,873  $  3,894,041  $  1,000,091
                                           ============  ============  ============


 The accompanying notes to financial statements are an integral part of these balance sheets.

                          ASTARTE FIBER NETWORKS, INC.

                            STATEMENTS OF OPERATIONS

                                                       Six Months Ended June
                            Year Ended December 31,             30,
                            ------------------------  ------------------------
                               1999         1998         2000         1999
                            -----------  -----------  -----------  -----------
                                                            (Unaudited)
SALES, net................  $ 1,909,820  $ 2,697,721  $   683,798  $   369,982
COSTS AND EXPENSES:
  Cost of goods sold......    1,787,173    2,020,340      504,510      966,461
  Research and
   development............    1,708,179    1,452,776    1,271,314      936,710
  General and
   administrative.........      742,393    1,155,794      823,545      406,856
  Sales and marketing.....      127,275      397,755       51,032       75,649
                            -----------  -----------  -----------  -----------
    Total costs and
     expenses.............    4,365,020    5,026,665    2,650,401    2,385,676
                            -----------  -----------  -----------  -----------
    Net operating loss....   (2,455,200)  (2,328,944)  (1,966,603)  (2,015,694)

INTEREST (EXPENSE) INCOME:
  Interest expense........      (66,779)    (416,834)    (184,724)     (36,479)
  Interest income.........       14,861       20,665          150       14,744
                            -----------  -----------  -----------  -----------
  Interest (expense)
   income, net............      (51,918)    (396,169)    (184,574)     (21,735)
                            -----------  -----------  -----------  -----------
NET LOSS..................   (2,507,118)  (2,725,113)  (2,151,177)  (2,037,429)
ACCRETION OF PREFERRED
 STOCK....................   (2,173,811)  (1,583,693)  (1,083,145)  (1,077,193)
                            -----------  -----------  -----------  -----------
NET LOSS APPLICABLE TO
 COMMON STOCKHOLDERS......  $(4,680,929) $(4,308,806) $(3,234,322) $(3,114,622)
                            ===========  ===========  ===========  ===========


  The accompanying notes to financial statements are an integral part of these statements.

                          ASTARTE FIBER NETWORKS, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                           Common Stock    Additional
                         -----------------  Paid-In   Accumulated
                           Shares   Amount  Capital     Deficit        Total
                         ---------- ------ ---------- ------------  ------------
BALANCES, December 31,
 1997................... 24,748,795 $2,475  $     --  $(16,858,739) $(16,856,264)
 Exercise of employee
  stock options.........  1,294,461    129    12,816            --        12,945
 Issuance of common
  stock.................    599,179     60        --            --            60
 Accretion of Series A
  and Series B Preferred
  Stock to redemption
  value.................         --     --        --    (1,583,693)   (1,583,693)
 Net loss...............         --     --        --    (2,725,113)   (2,725,113)
                         ---------- ------  --------  ------------  ------------
BALANCES, December 31,
 1998................... 26,642,435  2,664    12,816   (21,167,545)  (21,152,065)
 Exercise of employee
  stock options.........  1,004,444    101     9,944            --        10,045
 Accretion of Series A
  and Series B Preferred
  Stock to redemption
  value.................         --     --        --    (2,173,811)   (2,173,811)
 Net loss...............         --     --        --    (2,507,118)   (2,507,118)
                         ---------- ------  --------  ------------  ------------
BALANCES, December 31,
 1999................... 27,646,879  2,765    22,760   (25,848,474)  (25,822,949)
 Exercise of employee
  stock options
  (unaudited)...........    612,620     61     6,299            --         6,360
 Stock-based
  compensation
  (unaudited)...........         --     --   400,000            --       400,000
 Accretion of Series A
  and Series B Preferred
  Stock to redemption
  value (unaudited).....         --     --        --    (1,083,145)   (1,083,145)
 Net loss (unaudited)...         --     --        --    (2,151,177)   (2,151,177)
                         ---------- ------  --------  ------------  ------------
BALANCES, June 30, 2000
 (unaudited)............ 28,259,499 $2,826  $429,059  $(29,082,796) $(28,650,911)
                         ========== ======  ========  ============  ============


  The accompanying notes to financial statements are an integral part of these statements.

                         ASTARTE FIBER NETWORKS, INC.

                           STATEMENTS OF CASH FLOWS

                                                       Six Months Ended June
                            Year Ended December 31,             30,
                            ------------------------  ------------------------
                               1999         1998         2000         1999
                            -----------  -----------  -----------  -----------
                                                            (Unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net loss.................. $(2,507,118) $(2,725,113) $(2,151,177) $(2,037,429)
 Adjustments to reconcile
  net loss to net cash
  used in operating
  activities-
   Depreciation and
    amortization...........     146,088      131,473       41,721       56,757
   Amortization of discount
    on notes payable.......      10,765       30,181      103,930           --
   Provision for excess and
    obsolete inventories...     400,000      118,995           --      400,000
   Stock-based
    compensation...........          --           --      400,000           --
 Changes in operating
  assets and liabilities-
  Decrease (increase) in
   trade accounts
   receivable..............     344,527     (334,280)      99,297      378,590
  Decrease (increase) in
   inventories.............     314,175      371,989      221,674     (157,873)
  (Increase) decrease in
   deposits and other
   assets..................      (3,780)      84,593       (4,443)      (3,687)
  Increase (decrease) in
   accounts payable........      66,916     (533,920)      31,493       27,035
  (Decrease) increase in
   accrued liabilities.....    (312,971)      90,327       88,841     (316,838)
  Decrease in customer
   deposits................          --      (47,589)          --           --
  Increase in accrued
   interest on notes
   payable to stockholders
   and other related
   parties.................      28,936      199,449       74,601        7,284
                            -----------  -----------  -----------  -----------
    Net cash used in
     operating activities..  (1,512,462)  (2,613,895)  (1,094,063)  (1,646,161)
                            -----------  -----------  -----------  -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchases of property,
  fixtures and equipment...     (59,110)    (110,968)      (2,861)     (59,110)
                            -----------  -----------  -----------  -----------
    Net cash used in
     investing activities..     (59,110)    (110,968)      (2,861)     (59,110)
                            ===========  ===========  ===========  ===========


 The accompanying notes to financial statements are an integral part of these statements.

                         ASTARTE FIBER NETWORKS, INC.

                           STATEMENTS OF CASH FLOWS


                                  Year Ended December    Six Months Ended June
                                          31,                     30,
                                 ----------------------  ----------------------
                                    1999        1998        2000        1999
                                 ----------  ----------  ----------  ----------
                                                              (Unaudited)
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Proceeds from issuance of
  common stock.................  $   10,045  $   13,005  $    6,360  $   10,045
 Proceeds from issuance of
  preferred stock..............          --   4,000,000          --          --
 Proceeds from notes payable to
  stockholders and other
  related parties..............     502,398     581,040     800,000          --
 Repayments to related
  parties......................          --          --    (300,000)    (16,926)
 Principal and accrued interest
  payments on notes payable to
  stockholders and other
  related parties..............     (16,925)   (210,912)         --          --
 Borrowings under bank
  financing facilities.........     689,735          --     300,000      76,115
 Repayments under bank
  financing facilities.........    (689,735)         --          --          --
 Principal payments on capital
  lease obligations............     (19,214)    (12,368)    (10,830)     (9,200)
                                 ----------  ----------  ----------  ----------
    Net cash provided by
     financing activities......     476,304   4,370,765     795,530      60,034
                                 ----------  ----------  ----------  ----------
NET (DECREASE) INCREASE IN CASH
 AND
 CASH EQUIVALENTS..............  (1,095,268)  1,645,902    (301,394) (1,645,237)
CASH AND CASH EQUIVALENTS,
 beginning of period...........   1,696,868      50,966     601,600   1,696,868
                                 ----------  ----------  ----------  ----------
CASH AND CASH EQUIVALENTS,
 end of period.................  $  601,600  $1,696,868  $  300,206  $   51,631
                                 ==========  ==========  ==========  ==========
SUPPLEMENTAL CASHFLOW
 DISCLOSURES:
 Cash interest payments........  $   27,078  $   29,597  $    6,159  $   28,282
 Preferred stock issued through
  conversion of debt and
  accrued interest.............  $       --  $6,969,310  $       --  $       --
 Accretion of preferred stock..  $2,173,811  $1,583,693  $1,083,145  $1,077,193


 The accompanying notes to financial statements are an integral part of these statements.

                          ASTARTE FIBER NETWORKS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1999 AND 1998
            (Information as of June 30, 2000 and for the six months
              ended June 30, 1999 and June 30, 2000 is unaudited)

1. DESCRIPTION OF BUSINESS AND RISK FACTORS:

Description of Business

    Astarte Fiber Networks, Inc. (the "Company"), was incorporated in October 1990 to design, manufacture and sell optical ("photonic") switches for use in fiber optic networks. Current customers are users of fiber optic networks such as companies in the telephone, cable television, aerospace and financial services industries, as well as civilian and governmental data communication computer centers. The Company completed the release of its initial generation of switches and began generating revenues during 1995. The Company's current activities are primarily focused on developing a next generation of switches, which are expected to provide substantially expanded switching capacity. These larger capacity, single mode switches are expected to be used primarily by the telecommunications industry.

    On October 10, 2000, the Company was acquired by a telecommunications equipment and service provider in an exchange of shares intended to constitute a tax free reorganization under Internal Revenue Service regulations. After the acquisition, the Company became a wholly-owned subsidiary of the aforementioned telecommunications company.

Continuing Operating Losses

    Although the Company generates revenues from operations, it has sustained operating losses since inception and will, in the future, continue to be subject to various risks and uncertainties. Among others, these include:

  . participation in a business environment that is characterized by rapid technological change and intense competition;

  . dependence on additional funding for the required investment in engineering personnel, materials and other expenses related to developing new products and technology;

  . the Company's ability to attract and retain qualified engineering and other personnel;

  . concentration of the Company's customer base among a relatively few key customers;

  .  dependence on sole source suppliers for key components; and

  . the Company's ability and access to sufficient resources to successfully market new products, once developed.

    During 1997 and 1998, the Company held discussions with major telecommunication equipment suppliers regarding investments and distribution agreements that would enable the continued development and future marketing of the Company's next generation of optical switches. These discussions led to a $4.0 million investment in the Company in the second half of 1998. However, no satisfactory agreement could be reached regarding further investments or product sales commitments. Therefore, in order to conserve operating capital and focus resources on new product development, the Company in early 1999 significantly reduced the manufacturing, sales and marketing staffs for its current product line.

    The Company has continued to sell its current product line and, until December 1999, was able to maintain its reduced level of operations without additional funding. In December 1999 and January 2000, the Company raised additional interim working capital through a $1.0 million debt offering to existing shareholders.

    In late 1999, the Company determined that it needed to obtain significant additional funding and/or identify a company to acquire or merge with the Company. An investment banker was retained to assist in this effort. These efforts have culminated in the licensing agreement discussed in Note 8, Subsequent Events; and the acquisition discussed above. As a result of these transactions, the Company believes sufficient financial resources should be available in order to fund operations at least through December 31, 2000.

    The unaudited interim financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with accounting principles generally accepted in the United States. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the operating results to be expected for the year ended December 31, 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates in the Preparation of Financial Statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

    Cash and cash equivalents include investments in highly liquid instruments with an original maturity of three months or less.

Inventories

    Inventories are stated at the lower of cost (first-in, first-out method of valuation) or market, and consist primarily of raw materials such as printed circuit boards and other electronic components. Writedowns for excess and obsolete inventories are charged to expense in the period when conditions giving rise to the writedowns are first recognized.

    The following is a summary of inventories at December 31:

                                                            1999        1998
                                                         ----------  ----------
      Raw materials..................................... $  830,208  $  849,819
      Work in process...................................     98,667     309,215
      Finished goods....................................    626,396     745,834
                                                         ----------  ----------
          Total before inventory reserves...............  1,555,271   1,904,868
      Less inventory reserves...........................   (891,498)   (526,920)
                                                         ----------  ----------
          Inventories, net.............................. $  663,773  $1,377,948
                                                         ==========  ==========

Property, Fixtures and Equipment

    Significant additions and improvements are capitalized at cost, while maintenance and repairs that do not improve or extend the life of the respective assets are charged to operations as incurred.

    Property, fixtures and equipment are depreciated on a straight-line basis over the following estimated useful lives:

      Computers and computer
       software..................... 3 to 5 years
      Furniture, fixtures and
       equipment.................... 5 to 7 years
      Leasehold improvements........ Shorter of economic life or term of lease

Income Taxes

    The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, which requires deferred income tax assets and liabilities to be recorded for the estimated future income tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carryforwards.

    The current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed or to be filed for each year.

    The change in deferred income tax assets and liabilities for the period measures the deferred income tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred income tax assets or liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. The measurement of deferred income tax assets may be reduced by a valuation allowance, based on judgmental assessment of available evidence, to the extent it is more likely than not that some or all of the deferred income tax assets will not be realized (Note 6).

Fair Value of Financial Instruments

    The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate their carrying amounts as of December 31, 1999 and 1998.

Revenue Recognition

    The Company recognizes revenue when products are shipped, evidence of an arrangement exists, the selling price is fixed, and collectibility is reasonably assured.

Research and Development

    Research and development costs, consisting primarily of salaries, supplies and contract services, are expensed as incurred.

Concentration of Credit Risk and Sales

    The Company performs ongoing evaluations of its customers' financial condition and generally does not require collateral. Its accounts receivable balances are primarily domestic and are due from the U. S. Navy and large telecommunications and research and development companies. As of December 31, 1999 and 1998, three or fewer customers accounted for approximately 70% and 87%, respectively, of the Company's accounts receivable balances and for 83% and 49%, respectively, of the Company's sales during the years then ended. The Company has no significant off-balance sheet concentration of credit risk such as foreign exchange, option, or other foreign hedging contracts.

Stock-Based Compensation Plans

    The Company accounts for its stock-based compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), under which, generally, no compensation is recognized if the exercise price of options granted equals or exceeds the fair value of the underlying stock on date of grant. The Company has adopted the disclosure option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires companies that do not account for stock-based compensation under the fair value method prescribed by the statement to disclose pro forma earnings as if the fair value method had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS 123.

Comprehensive Income

    Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. For all periods presented, net loss is the same as comprehensive loss.

Reclassifications

    Certain reclassifications have been made in the 1998 financial statements to conform to the current year presentation. These reclassifications had no impact on the Company's net loss or stockholders' equity as previously reported.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 may not be applied retroactively, and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998). SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company has not historically utilized such instruments, and has no current plans to do so. Accordingly, management believes that the impact of SFAS No. 133 will not significantly affect its financial reporting.

    In March 2000, the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"). FIN No. 44 clarifies the applications of APB No. 25 for certain issues related to equity-based instruments issued to employees. FIN No. 44 is effective on July 1, 2000, except for certain transactions, and will be applied on a prospective basis.

3. DEBT:

Bank Financing Facility

    During 1999, the Company borrowed $689,735 under a bank line of credit, which bore interest at rates ranging from 7.75% to 8.0%. These borrowings, which were secured by personal assets of a stockholder and member of the Board of Directors, were repaid during that year. The line of credit expired during 1999.

Capital Lease Obligations

    During 1997, the Company entered into three capital lease obligations for computer equipment. Minimum payments are $2,717 per month, including imputed interest of 17.3% per annum. The leases mature in July 2002 and have as collateral the related assets, which had a net book value of $51,755 and $69,925 at December 31, 1999 and 1998, respectively.

    The following is a schedule of future minimum lease payments for the years ending December 31:

      2000............................................................ $ 32,604
      2001............................................................   32,604
      2002............................................................   20,329
                                                                       --------
      Total payments..................................................   85,537
      Less interest...................................................  (16,262)
                                                                       --------
      Total principal.................................................   69,275
      Less current portion............................................  (22,280)
                                                                       --------
      Long-term capital lease obligations............................. $ 46,995
                                                                       ========

Notes Payable to Stockholders and Other Related Parties

    The Company has from time to time arranged for borrowings from stockholders and other related parties. A summary of those transactions is as follows:

Debt Converted Into Series A and B Preferred Stock

    In 1990, the Company entered into a borrowing facility with four stockholders, whereby loans could be drawn at any time until maturity, up to a maximum principal amount of $6.5 million. These notes, which bore interest at 10%, were secured by substantially all the assets of the Company. In 1994, unsecured additional stockholder loans were made to the Company, also bearing interest at 10%. During 1998, all remaining balances, totaling $2,121,005, including accrued interest of $237,991, under these borrowing arrangements were converted to 4,328,582 shares of Series A Preferred Stock at $.49 per share.

    In 1993, the Company arranged for unsecured borrowings from related parties totaling $156,164, which bore interest at 10%. The outstanding balances, totaling $179,643, including accrued interest of $23,477, were converted to 366,619 shares of Series A Preferred Stock in June 1998 at $.49 per share.

    During 1995 and continuing into 1996, under a similar private placement, the Company raised $900,000 and incurred an additional $100,000 of debt as a finder's fee to the same member of the Board of Directors noted previously. Interest of 10% on the $1.0 million of debt, which was unsecured, was payable quarterly beginning in 1997. The note holders received an aggregate of 2.1 million shares of the Company's common stock as of January 1, 1996. The Company has the right of first refusal on the subsequent sale of shares issued under this agreement. Under terms of the loan,

$1.0 million of this debt was converted to 2,040,815 shares of Series B Preferred Stock in June 1998 at $.49 per share, and minor amounts were paid in cash in 1997 and 1998. As of December 31, 1999 and 1998, amounts due related to these obligations totaled $258,338 (including accrued interest of $34,130) and $253,393, respectively.

    During 1996, the Company raised an additional $1,700,000 in an unsecured private placement offering. A finder's fee of $97,500, accounted for as interest expense since the debt was due on demand, was paid to a member of the Board of Directors. The debt bore interest at 12%. Debt holders were given the opportunity to convert the debt and accrued interest to shares of Series A Preferred Stock at $.30 per share. Substantially all of the remaining balance not converted in 1997, totaling $695,627, including accrued interest of $120,627, was converted in March 1998 to 2,318,757 shares of Series A Preferred Stock at $.30 per share. Remaining interest obligations under this facility were $22,384 and $20,342, respectively, as of December 31, 1999 and 1998.

    From time to time during 1997 and 1998, the Company borrowed additional funds for working capital purposes from related parties under short-term agreements, at interest rates ranging from 10% to 12%. During 1998, substantially all of the debt payable to these related parties, totaling $1,913,035, including accrued interest of $116,310, was converted to 2,991,185 shares of Series A Preferred Stock and 912,968 shares of Series B stock in June 1998 at $.49 per share.

    In June 1998, $1,062,500 of notes payable to a bank, which had been secured by personal assets and guarantees of two stockholders who are also members of the Board of Directors, were assumed by those individuals. Substantially all of the resulting debt payable to these stockholders was converted to 1,867,347 shares of Series A Preferred Stock and 295,918 shares of Series B Preferred Stock at $.49 per share in June 1998.

Interim Financing By Related Parties

    In December 1999, the Company offered existing shareholders and option holders the opportunity to participate in an interim financing arrangement. Notes issued under the arrangement have a stated interest rate of 12%, and are due on November 30, 2000. Under this offer, the Company received proceeds of $502,398 in December 1999 and $500,000 in January 2000.

    In addition to the interest, the note holders will also receive 5% of the amount loaned ("Additional Interest") which is included in accrued interest on the balance sheet. In addition, for every dollar loaned, the note holders receive warrants to buy four shares of Series A Preferred Stock at a price of $.50 per share. Therefore, the Company has attributed a portion of the proceeds from the debt offering to the fair value of the warrants. Using the Black-Scholes option pricing model, the 2,009,592 warrants issued in December 1999 were valued at $79,060. The 2,000,000 warrants issued in January 2000 were valued at $78,683. For purposes of valuation, the following assumptions were used: risk-free interest rate of approximately 6%, contractual life of 3 years, expected volatility rate of 60%, and expected dividends of 0%. Both the Additional Interest of $25,120 and the fair value of the warrants as of December 31, 1999 have been recorded as an initial discount to the carrying value of the related debt. This initial discount is being amortized over the one-year term of the note, using the effective interest-rate method.

    The Company may prepay the loans without penalty. In the event of default, interest on the unpaid balance is payable at 18%.

4. EMPLOYEE BENEFIT PLANS:

Employee Stock Option Plan

    The Company's Employee Stock Option Plan (the "Plan"), adopted effective December 31, 1996, authorizes the granting to eligible employees of incentive and nonqualified stock options or restricted stock to acquire up to 9,000,000 shares of its common stock. Administration of the Plan is by the Incentive Plan Committee, consisting of two disinterested members of the Board of Directors. The Incentive Plan Committee, in its sole discretion, selects Participants, the form and amount of each award, and any other terms considered necessary or desirable, consistent with the terms of the Plan. Awards granted prior to 1997 vested immediately. Awards after December 31, 1996 vest 25% twelve months from the date of grant, with the remainder vesting in equal monthly installments over the following 36 months, or upon specified Transfers of Control. The options generally terminate after 10 years. Incentive stock options may be granted at an exercise price not less than fair market value on the date of grant.

    A summary of the status of the Plan as of December 31, 1999 and 1998 and activity during the years then ended is as follows:

                                              1999                 1998
                                       -------------------- --------------------
                                                   Weighted             Weighted
                                         Number    Average    Number    Average
                                           Of      Exercise     of      Exercise
                                        Options     Price    Options     Price
                                       ----------  -------- ----------  --------
   Outstanding at January 1...........  4,345,425    $.01    6,695,300    $.01
   Granted............................  1,355,250     .05      716,250     .01
   Exercised.......................... (1,004,444)    .01   (1,294,461)    .01
   Canceled........................... (2,010,979)    .02   (1,771,664)    .01
                                       ----------           ----------
   Outstanding at December 31.........  2,685,252     .02    4,345,425     .01
                                       ==========           ==========
   Exercisable at December 31.........    794,863     .01    1,925,425     .01
                                       ==========           ==========

    If the fair value method had been used for options granted during 1999 and 1998, the fair value of options granted would have been $29,924 and $3,891, respectively. The pro forma effect on the reported net loss would have been additional expense of $4,745 and $5,645, in 1999 and 1998, respectively. The risk-free interest rate, expected volatility rate, expected life and expected dividends are approximately 6%, .001%, 10 years and 0%, respectively, for both years. The weighted average remaining contractual life for stock options outstanding as of December 31, 1999 was 7.96 years.

Other Stock Option Awards

    In December 1998, the Board of Directors granted to the Company's president an option to acquire 1,728,945 shares of the Company's common stock at $.15 per share. The option vests in 25% increments on the anniversary of the grant. As of December 31, 1999, 432,236 options were vested and exercisable. Because the option agreement permits either cash or cashless exercise, compensation expense is required to be measured at interim financial reporting dates, under the rules of variable plan accounting. If the value of the Company's common stock exceeds the option exercise price before the options are exercised, compensation expense will be recorded as the difference between the value of the underlying common stock and the grant price, times the number of remaining options, notwithstanding their exercisability. No compensation expense was recorded during 1999 or 1998 under this award. However, the Company did record a $400,000 charge during the six-month period ended June 30, 2000 under this award (unaudited).

    A 1995 employment agreement with a former executive provided for a grant of options based on the number of diluted shares of the Company's stock outstanding. In December 1999, in satisfaction of obligations under the employment agreement, the Company granted the former executive a non-qualified option to acquire up to 210,000 shares of the Company's common stock at $.30 per share. The options are exercisable at any time prior to January 1, 2001.

401(k) Profit Sharing Plan

    Effective January 1, 1998, the Company established the Astarte, Inc. 401(k) Profit Sharing Plan, which is governed by Section 401(k) of the Internal Revenue Code. Employees with a minimum of one month of service as of a semi-annual Entry Date may participate. Employees are also eligible to receive discretionary employer contributions, provided they are employed as of the last day of a plan year during which they have worked at least 1,000 hours. Employee and discretionary employer contributions to the plan are immediately vested. The Company made discretionary matching contributions of $15,910 and $17,821 for 1999 and 1998, respectively.

5. CAPITAL STOCK:

    The Company's Articles of Incorporation, as amended, (the "Articles") authorize three classes of stock: common, Series A Convertible Preferred, and Series B Convertible Preferred, and designate the number of authorized shares to be 50,000,000 for common stock, 60,000,000 for Class A Convertible Preferred, and 40,000,000 for Class B Convertible Preferred. The Articles further authorize the Board of Directors to adjust the number of shares of each class, provided that the rights of any class may not be decreased and no more than 150,000,000 may be outstanding.

    Rights, preferences, and privileges of the various categories of stock are as follows:

    Dividends. Holders of Series A and Series B Preferred Stock are entitled to dividends only in the event that, and to the extent of, any dividends on common stock.

    Voting Rights. Holders of Series A and Series B Preferred Stock are entitled to vote with holders of common stock as a single voting group on the basis of the number of common shares into which the shares of preferred stock may be converted.

    Liquidation Rights. In the event of a liquidation or winding up of the Company or a consolidation or merger where the Company is not the surviving entity, the order of liquidation rights is as follows:

  . holders of Series A Preferred Stock are first entitled to receive the acquisition price of their shares plus any declared but unpaid dividends,

  . holders of Series B Preferred Stock are then entitled to receive the acquisition price of their shares plus any declared but unpaid dividends, and

  . any remainder is then to be distributed ratably among holders of the Company's common stock.

    Preferred Stock Redemption Rights. Holders of Series A and Series B Preferred Stock may, after four years and five years, respectively, from the date of issuance, redeem their shares at the acquisition price of the shares, plus 10% per annum since the date of issuance. The recorded amounts are accreted to the redemption price using the effective interest method. The accretion is charged to retained earnings and deducted in arriving at net loss applicable to common stockholders.

    Preferred Stock Conversion Rights. Shares of both Series A and Series B Preferred Stock may at any time be converted into common stock on a one-for-one basis, subject to anti-dilution provisions. All preferred shares will automatically convert upon the earlier of: (1) the closing of an underwriting of common stock in which the aggregate price paid by the public is at least $5.0 million and the offering price is at least 150% of the then applicable redemption value or (2) the written consent of holders of at least two thirds of the shares of each series of Preferred Stock with respect to that series.

Warrants

    In December 1999 and January 2000, the Company issued 2,009,592 and 2,000,000 warrants, respectively, to note holders in conjunction with issuance of debt on those dates (see Note 3).

6. INCOME TAXES:

    Effective January 1, 1996 the Company became a C corporation. As of December 31, 1999, federal net operating loss carry-forwards generated since January 1, 1996 are approximately $11,600,000.

    A tax benefit has not been recognized in 1999 or 1998 due to the establishment of valuation allowances.

    The components of the net deferred income tax asset were as follows:

                                                             December 31
                                                       ------------------------
                                                          1999         1998
                                                       -----------  -----------
      Deferred tax assets:
        Net operating loss carryforwards.............. $ 4,335,000  $ 3,419,000
        Inventory valuation allowances................     155,000          --
                                                       -----------  -----------
                                                         4,490,000    3,419,000
      Valuation allowance.............................  (4,490,000)  (3,419,000)
                                                       -----------  -----------
                                                       $       --   $       --
                                                       ===========  ===========

    The provision for income taxes includes the following:

                                                             December 31
                                                       ------------------------
                                                          1999         1998
                                                       -----------  -----------
      Current:                                         $       --   $       --
        Federal.......................................         --           --
        State.........................................         --           --
                                                       -----------  -----------
        Total current.................................         --           --
      Deferred:
        Federal.......................................    (946,000)    (880,000)
        State.........................................    (125,000)    (136,000)
                                                       -----------  -----------
          Total deferred benefit......................  (1,071,000)  (1,016,000)
      Increase in valuation allowance.................   1,071,000    1,016,000
                                                       -----------  -----------
          Total provision............................. $       --   $       --
                                                       ===========  ===========

    Income taxes computed using the federal statutory income tax rate differ from the Company's effective tax rate primarily as a result of state taxes and the increase in the valuation allowance as follows:

                                                             December 31
                                                       ------------------------
                                                          1999         1998
                                                       -----------  -----------
      Federal.........................................        34.0%        34.0%
      State...........................................         3.3          3.3
      Other...........................................         5.4          --
      Increase in valuation allowance.................       (42.7)       (37.3)
                                                       -----------  -----------
        Effective tax rate............................         0.0%         0.0%
                                                       ===========  ===========

    Deferred income taxes primarily result from basis differences in inventories, certain accruals not currently deductible for tax purposes and net operating loss carry-forwards. The deferred tax asset has been fully offset by a valuation allowance, due to the Company's history of operating losses.

    The Company's net operating loss carry-forwards expire at various dates beginning in 2005 and continuing through 2019. The Tax Reform Act of 1986 contains provisions that may limit the net operating loss carry-forwards available for use in any given year if certain events occur, including changes in ownership interests.

7. COMMITMENTS AND CONTINGENCIES:

Operating Leases

    As of December 31, 1999, the Company occupied approximately 24,000 square feet of manufacturing and office space under a lease that extends until March 2004. Effective August 1, 2000, the Company reduced the square feet leased to 10,745. Including its pro rata share of operating expenses, the Company paid approximately $313,000 and $206,000 during 1999 and 1998, respectively, under terms of this lease. Future minimum lease payments (excluding operating expenses, and reflective of the August 1, 2000 amendment) are as follows:

      2000............................................................. $209,587
      2001.............................................................  123,236
      2002.............................................................  126,933
      2003.............................................................  130,741
      2004.............................................................   21,896
                                                                        --------
          Total........................................................ $612,393
                                                                        ========

Purchase Commitments

    In the normal course of business, the Company enters into various long-term commitments with vendors to provide customized components for use in the Company's products. Dependence on vendors as sole source suppliers or the Company's inability to meet minimum volume requirements under purchase commitments could have a materially adverse effect on the Company's results of operations or financial condition.

    In 1996, the Company entered into an agreement for the development and supply of a micro-electromechanical system for use in its next generation of optical switches. Under the agreement, the Company must purchase all of its requirements for this component from this vendor. Further, to retain exclusive rights to this technology in optical switch applications, the Company must meet as yet to be determined minimum volume commitments.

Royalty and License Agreement

    Under a royalty and license agreement with a former key employee and current consultant and stockholder, royalties accrue and are payable on a monthly basis at a rate of 2 1/2% of net sales, as defined, subject to a minimum royalty of $100,000 per year. This minimum royalty was paid in 1999 and 1998. This agreement provides that there will be no royalty during any period when the individual is an employee. Since March 1997, this individual has been a consultant to the Company, under terms of a consulting agreement that was terminated on June 2, 2000.

Litigation

    From time to time, the Company is involved in certain litigious actions in the ordinary course of business. Management believes that resolution of such actions would not have a significant adverse effect on the Company's financial position or results of operations.

8. SUBSEQUENT EVENTS:

    On June 19, 2000, the Company borrowed $300,000 under a line of credit, which bears interest at 9.5%, and is secured by a certificate of deposit in the name of a related party. The note is further secured by all of the Company's accounts receivable. The loan matures on October 13, 2000.

    On October 3, 2000, the Company licensed certain of its technology to a major company in the optical networking industry for $10 million. These funds were used to pay off existing indebtedness, including certain taxes and other liabilities associated with the transaction. The remainder was distributed to the stockholders. The Company and its successor retain ownership and use of this technology. The transaction also provides for additional payments contingent upon future outcomes with respect to other intellectual property of the Company. In September 2000, this other intellectual property as well as the rights to receive any additional payments with respect thereto was transferred to a limited liability company, the ownership of which has been distributed to the stockholders, at its then net book value of zero. The Company and its successor retain a paid-up, non-exclusive license for use of this technology.

    On September 11, 2000 holders of at least two-thirds of the shares of Series A and Series B Preferred Stock, separately with respect to each series, consented to the conversion of their shares into common stock on a one-for-one basis. Under such conversion, 35,436,075 shares of Series A and 23,594,398 shares of Series B Preferred Stock were converted into 59,030,473 shares of common stock.

    As of September 13, 2000, options to purchase 4,891,541 shares of common stock, previously granted to employees under the Employee Stock Option plan and through other option awards, were exercised. Also as of that date, warrants to purchase 4,009,592 shares of common stock, issued in conjunction with the interim financing by related parties, were exercised. To facilitate such exercise, substantially all of such exercises were financed through the issuance of notes receivable. Subsequent to September 30, 2000, such notes were repaid from the distribution of a portion of the proceeds from the licensing transaction referred to above.

                  Unaudited Pro Forma Condensed Financial Data

    On September 1, 2000, the Company acquired intellectual property from AT&T by issuing 3 million shares of its common stock. On October 10, 2000, the Company completed its acquisition of Astarte Fiber Networks, Inc. ("Astarte") by issuing 7.5 million shares of its common stock. All outstanding preferred stock, warrants, and stock options of Astarte were converted to common stock of Astarte in conjunction with closing of our purchase of Astarte.

    The following Unaudited Pro Forma Condensed Financial Data consists of an Unaudited Pro Forma Condensed Balance Sheet as of June 30, 2000 and Unaudited Pro Forma Condensed Statements of Operations for the year ended December 31, 1999 and the six months ended June 30, 2000 (collectively, the "Pro Forma Statements"). The Unaudited Pro Forma Condensed Balance Sheet gives effect to the acquisition of Astarte and to the license of intellectual property from AT&T, as if they occurred on June 30, 2000. The Unaudited Pro Forma Condensed Statements of Operations give effect to the acquisition of Astarte and to the license of intellectual property from AT&T, as if they occurred on January 1, 1999.

    A preliminary allocation of the purchase price for the above transactions has been made to major categories of assets and liabilities in the accompanying Pro Forma Statements based on currently available information. The actual allocation of purchase price and the resulting effect on income from operations are not expected to differ materially from the pro forma amounts included herein. These pro forma adjustments represent management's preliminary determination of purchase accounting adjustments and are based upon available information and certain assumptions that management believes to be reasonable.

    The pro forma financial data is presented for informational purposes only and does not purport to represent what the Company's financial position or results of operations would have been had the Astarte acquisition and the license of intellectual property from AT&T, in fact occurred on the dates assumed or that may result from future operations. The pro forma data should be read in conjunction with the Company's Financial Statements and Astarte's financial statements and related notes thereto, both of which are included elsewhere in the Prospectus.

                  Unaudited Pro Forma Condensed Balance Sheet

                                            June 30, 2000
                          --------------------------------------------------------
                          The Company     Astarte    Adjustments       Pro Forma
                          ------------  -----------  ------------     ------------
ASSETS                                       A
CURRENT ASSETS:
 Cash and cash
  equivalents...........  $ 30,228,378  $   300,206  $                $ 30,528,584
 Accounts receivable....     7,073,575       30,909                      7,104,484
 Inventories............     6,203,265      442,099                      6,645,364
 Prepaid expenses and
  other current assets..     2,850,785                                   2,850,785
                          ------------  -----------  ------------     ------------
    Total current
     assets.............    46,356,003      773,214                     47,129,217
PROPERTY AND EQUIPMENT--
 Net....................     6,723,755      168,809                      6,892,564
GOODWILL................                               78,686,641 (B)   78,686,641
INTANGIBLE ASSETS.......                               45,000,000 (C)   81,000,000
                                                       36,000,000 (B)
OTHER ASSETS............       332,540       58,068                        390,608
                          ------------  -----------  ------------     ------------
TOTAL ASSETS............  $ 53,412,298  $ 1,000,091  $159,686,641      214,099,030
                          ============  ===========  ============     ============
LIABILITIES AND
 STOCKHOLDERS'
 EQUITY
CURRENT LIABILITIES:
 Trade accounts
  payable...............  $  5,958,786  $   181,198  $                $  6,139,984
 Accrued expenses and
  other current
  liabilities...........     2,520,700      513,651     1,000,000 (B)    4,034,351
 Current portion of
  notes payable.........     2,609,143    1,433,438                      4,042,581
 Current portion of
  capital lease
  obligations                  638,906       22,280                        661,186
                          ------------  -----------  ------------     ------------
    Total current
     liabilities........    11,727,535    2,150,567     1,000,000       14,878,102
LONG-TERM PORTION OF
 NOTES PAYABLE..........       912,808                                     912,808
LONG-TERM PORTION OF
 CAPITAL LEASE
 OBLIGATIONS............     1,080,160       36,165                      1,116,325
OTHER LONG-TERM
 LIABILITIES............         5,627                                       5,627
                          ------------  -----------  ------------     ------------
    Total liabilities...    13,726,130    2,186,732     1,000,000       16,912,862
                          ------------  -----------  ------------     ------------
COMMITMENTS AND
 CONTINGENCIES
MANDATORILY REDEEMABLE
 SERIES A
 CONVERTIBLE PREFERRED
 STOCK..................                 17,306,995   (17,306,995)(B)
WARRANTS--SERIES A
 CONVERTIBLE
 PREFERRED STOCK........                    157,743      (157,743)(B)
MANDATORILY REDEEMABLE
 SERIES B
 CONVERTIBLE PREFERRED
 STOCK..................                  9,999,532    (9,999,532)(B)
STOCKHOLDERS' EQUITY:
 Common stock...........        45,931        2,826         4,674 (B)
                                                            1,500 (C)       54,931
 Series A Preferred
  Stock.................        10,091                                      10,091
 Series B Preferred
  Stock.................           233                                         233
 Series C Preferred
  Stock.................         2,565                                       2,565
 Series D Preferred
  Stock.................         6,011                                       6,011
 Additional paid-in
  capital...............   150,242,582      429,059   112,063,441 (B)
                                                       44,998,500 (C)  307,733,582
 Notes receivable.......   (37,995,430)                                (37,995,430)
 Accumulated deficit....   (65,019,587) (29,082,796)   29,082,796 (B)  (65,019,587)
 Deferred employee
  compensation..........    (7,606,228)                                 (7,606,228)
                          ------------  -----------  ------------     ------------
    Total stockholders'
     equity (deficit)...    39,686,168  (28,650,911)  186,150,911      197,186,168
                          ------------  -----------  ------------     ------------
TOTAL LIABILITIES AND
 STOCKHOLDERS'
 EQUITY:................  $ 53,412,298  $ 1,000,091   159,686,641     $214,099,030
                          ============  ===========  ============     ============

             Unaudited Pro Forma Condensed Statement of Operations

                                     Six Months Ended June 30, 2000
                             ------------------------------------------------
                             The Company   Astarte    Adjustments  Pro Forma
                             -----------  ----------  ----------- -----------
                                              D            E
REVENUE..................... $ 7,585,160  $  683,798  $           $ 8,268,958
 Non-cash charges related to
  equity issuances..........     370,925                              370,925
                             -----------  ----------  ----------- -----------
REVENUE, net of non-cash
 charges related to equity
 issuances..................   7,214,235     683,798                7,898,033
COST OF REVENUE.............   5,061,390     504,510                5,565,900
                             -----------  ----------  ----------- -----------
    Gross profit............   2,152,845     179,288                2,332,133
                             -----------  ----------  ----------- -----------

OPERATING EXPENSES:
 Research and development...  12,741,418   1,271,314               14,012,732
 Sales and marketing........   4,246,602      51,032                4,297,634
 General and
  administrative............   6,236,444     823,545                7,059,989
 Amortization expense.......                           15,968,664  15,968,664
                             -----------  ----------  ----------- -----------
    Total operating
     expenses...............  23,224,464   2,145,891   15,968,664  41,339,019
                             -----------  ----------  ----------- -----------
OPERATING LOSS..............  21,071,619   1,966,603   15,968,664  39,006,886
                             -----------  ----------  ----------- -----------

OTHER (INCOME) EXPENSE:
 Interest income............  (1,806,173)       (150)              (1,806,323)
 Interest expense...........     179,374     184,724                  364,098
                             -----------  ----------  ----------- -----------
    Total other (income)
     expense................  (1,626,799)    184,574               (1,442,225)
                             -----------  ----------  ----------- -----------
NET LOSS.................... $19,444,820  $2,151,177  $15,968,664 $37,564,661
                             ===========  ==========  =========== ===========
BASIC AND DILUTED LOSS PER
 SHARE...................... $     (1.00)                         $     (1.25)
                             ===========                          ===========
BASIC AND DILUTED WEIGHTED
 AVERAGE SHARES
 OUTSTANDING................  19,453,460                           29,953,460
                             ===========                          ===========

             Unaudited Pro Forma Condensed Statement of Operations

                                      Year Ended December 31, 1999
                             ------------------------------------------------
                             The Company   Astarte    Adjustments  Pro Forma
                             -----------  ----------  ----------- -----------
                                              D            E
REVENUE..................... $ 5,226,735  $1,909,820  $           $ 7,136,555
 Non-cash charges related to
  equity issuances..........     558,961                              558,961
                             -----------  ----------  ----------- -----------
REVENUE, net of non-cash
 charges related to equity
 issuances..................   4,667,774   1,909,820                6,577,594
COST OF REVENUE.............   3,881,637   1,787,173                5,668,810
                             -----------  ----------  ----------- -----------
    Gross profit............     786,137     122,647                  908,784
                             -----------  ----------  ----------- -----------

OPERATING EXPENSES:
 Research and development...  10,119,508   1,708,179               11,827,687
 Sales and marketing........   4,113,571     127,275                4,240,846
 General and
  administrative............   6,189,714     742,393                6,932,107
 Amortization expense.......                           31,937,328  31,937,328
                             -----------  ----------  ----------- -----------
    Total operating
     expenses...............  20,422,793   2,577,847   31,937,328  54,937,968
                             -----------  ----------  ----------- -----------
OPERATING LOSS..............  19,636,656   2,455,200   31,937,328  54,029,184
                             -----------  ----------  ----------- -----------

OTHER (INCOME) EXPENSE:
 Interest income............    (359,685)    (14,861)                (374,546)
 Interest expense...........     522,323      66,779                  589,102
                             -----------  ----------  ----------- -----------
    Total other (income)
     expense................     162,638      51,918                  214,556
                             -----------  ----------  ----------- -----------
NET LOSS.................... $19,799,294  $2,507,118  $31,937,328 $54,243,740
                             ===========  ==========  =========== ===========
BASIC AND DILUTED LOSS PER
 SHARE...................... $     (3.71)                         $     (3.43)
                             ===========                          ===========
BASIC AND DILUTED WEIGHTED
 AVERAGE SHARES
 OUTSTANDING................   5,335,230                           15,835,230
                             ===========                          ===========

Notes to Unaudited Pro Forma Condensed Financial Statements

The following adjustments have been reflected in the Unaudited Pro Forma Condensed Balance Sheet:

A.  To reflect the historical balance sheet of Astarte.

B. To reflect the Astarte acquisition, which closed on October 10, 2000. We have issued 7,500,000 shares of our common stock to the stockholders of Astarte Fiber Networks.

    We will account for the acquisition using the purchase method whereby the net tangible and identifiable assets acquired and liabilities assumed are recognized at their estimated fair market values at the date of acquisition. The allocation of purchase price to the fair value of the assets acquired and liabilities assumed is preliminary and will be finalized following the completion of a definitive valuation of the assets and liabilities of Astarte, although the actual allocation of purchase price is not expected to differ materially from amounts included herein. The excess of the aggregate purchase price over the fair value of net assets acquired of approximately $78.7 million, based upon the preliminary purchase price allocation, will be amortized on a straight-line basis over five years. Acquired core technology will also be amortized on a straight-line basis over five years.

      Current assets.............................................. $    773,214
      Fixed assets and other non-current assets...................      226,877
      Current liabilities.........................................   (2,150,567)
      Long-term liabilities.......................................      (36,165)
      Goodwill....................................................   78,686,641
      Core technology.............................................   36,000,000
      Accrued transaction and exit costs..........................   (1,000,000)
                                                                   ------------
          Total purchase price.................................... $113,500,000
                                                                   ============

C. To reflect the license of intellectual property from AT&T in a transaction that closed September 1, 2000. We issued 3,000,000 shares of our common stock to AT&T Corp.

The following adjustments have been reflected in the Unaudited Pro Forma Condensed Statements of Operations:

D. To reflect the historical results of operations of Astarte for the periods presented.

E. To reflect the incremental amortization of goodwill and other intangible assets resulting from the acquisition of Astarte and the license of intellectual property from AT&T. An amortization period of five years will be used by the Company for goodwill and intangible assets. The acquisition of Astarte will be accounted for using the purchase method whereby the net tangible and identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair values at the date of acquisition.

                            [Back Inside Cover:

             Photograph of Tellium's Aurora Optical Swith(TM).

                       At the bottom of the page is

            "Tellium : Smarter, Faster Optical Networks(TM)."]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                  -----------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   6
Forward-Looking Statements...............................................  19
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Capitalization...........................................................  21
Dilution.................................................................  23
Selected Financial Data..................................................  25
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  36
Management...............................................................  49
Certain Relationships and Transactions...................................  58
Principal Stockholders...................................................  64
Description of Capital Stock.............................................  67
Shares Eligible for Future Sale..........................................  71
Underwriting.............................................................  74
Validity of Common Stock.................................................  77
Experts..................................................................  77
Change in Independent Auditors...........................................  77
Where You Can Find Additional Information................................  78
Index to Financial Statements............................................ F-1

                                  -----------

  Through and including     , 2000, the 25th day after the date of this
prospectus, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            17,500,000 Shares

                                 Tellium, Inc.

                                 Common Stock

                                  -----------

                                    [logo]

                                  -----------

                             Goldman, Sachs & Co.

                          Thomas Weisel Partners LLC

                               J.P. Morgan & Co.

                              CIBC World Markets

                                 Wit SoundView

                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

    The following table sets forth expenses and costs payable by the Registrant (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee and the National Association of Securities Dealers' filing fee.

                                                                     Amount
                                                                  -------------
   Registration fee under Securities Act......................... $   69,300.00
   NASD filing fee...............................................     25,500.00
   Nasdaq National Market listing fee............................     95,000.00
   Legal fees and expenses.......................................  1,300,000.00
   Road show expenses............................................    150,000.00
   Accounting fees and expenses..................................    500,000.00
   Blue Sky fees and expenses....................................     10,000.00
   Printing and engraving expenses...............................    400,000.00
   Registrar and transfer agent fees and expenses................     50,000.00
   Miscellaneous expenses........................................    400,200.00
                                                                  -------------
     Total....................................................... $3,000,000.00
                                                                  =============

  --------
  * To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

    Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify its officers and directors and specific other persons to the extent and under the circumstances set forth therein.

    Under Section 102(b)(7) of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation, as amended and restated upon the closing of this offering, eliminates the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director's duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit.

    The Registrant's Certificate of Incorporation, as amended and restated upon the closing of this offering, requires the Registrant to indemnify the Registrant's directors and officers to the extent permitted under Section 145 of the Delaware General Corporation Law.

    The Registrant's Certificate of Incorporation, as amended and restated upon the closing of this offering, also provides that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. Further, the Registrant's Certificate of Incorporation, as amended and restated upon the closing of this offering, provides that any person, other than an officer or director, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an employee or agent of the Registrant, or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and who desires indemnification shall make written application for such indemnification to the Board of Directors for its determination that indemnification is appropriate, and if so, to what extent.

    The Registrant's Bylaws, as amended and restated upon the closing of this offering, also provide that the Registrant may indemnify, to the extent of the provisions set forth therein, any person other than an officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an employee or agent of the Registrant, or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person makes written application for such indemnification to the Registrant's Board of Directors and the Registrant's Board determines that indemnification is appropriate and the extent thereof. The Registrant's Bylaws, as amended and restated upon the closing of this offering, further provide that the indemnification described therein is not exclusive and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and to his action in another capacity while holding such office.

    The above discussion of Section 145 and of the Registrant's Certificate of Incorporation and Bylaws, both as amended and restated upon the closing of this offering, is not intended to be exhaustive and is respectively qualified in its entirety by such statute, the Certificate of Incorporation and the Bylaws, both as amended and restated upon the closing of this offering.

    The Registrant intends to obtain primary and excess insurance policies insuring its directors and officers and those of its subsidiaries against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on behalf of the Registrant, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

Item 15. Recent Sales of Unregistered Securities.

    Since its inception, the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act of 1933, as amended, under Section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering, or under Rules 701, 504 and 506 thereunder. All of the below-referenced securities are deemed restricted securities for the purposes of the Securities Act. The common stock share numbers summarized below have been adjusted to reflect a three-for-one stock split of the Registrant's common stock that became effective on August 11, 2000 and a two-for-one stock split of the Registrant's common stock that became effective on November 6, 2000. No underwriters were involved in any of the below-referenced sales of securities. For the sale of the Registrant's Series E preferred stock in September 2000, Goldman Sachs & Co. and Thomas Weisel Partners LLC served as placement agents.

    On May 8, 1997, June 18, 1997, July 11, 1998 and August 10, 1998, the
Registrant issued an aggregate of 5,208,000 shares of its common stock to its founders in the following amounts and for the following consideration: (1) 300,000 shares to Krishna Bala for an aggregate purchase price of $50; (2) 1,200,000 shares to Charles Brackett for an aggregate purchase price of $200;
(3) 48,000 shares to Lyn Curtis for an aggregate purchase price of $8; (4) 300,000 shares to John Gamelin for an aggregate purchase price of $50; (5) 48,000 shares to Chris Gibbons for an aggregate purchase price of $8; (6) 90,000 shares to Paul Grabbe for an aggregate purchase price of $15; (7) 150,000 shares to Sarry Habiby for an aggregate purchase price of $25; (8) 48,000 shares to Andrew Rajhel for an aggregate purchase price of $8;
(9) 72,000 shares to Jim Ringo for an aggregate purchase price of $12; (10) 48,000 shares to Howard Shirokmann for an aggregate purchase price of $8; (11) 90,000 shares to Julian Soole for an aggregate purchase price of $15; (12) 210,000 shares to W. John Tomlinson for an aggregate purchase price of $35;
(13) 54,000 shares to Elizabeth Van Pelt for an aggregate purchase price of $9;
(14) 210,000 shares to Rich Vodhanel for an aggregate purchase price of $35;
(15) 240,000 shares to Michael Koblentz for an aggregate purchase price of $40;
(16) 600,000 shares to William J. Kelly for an aggregate purchase price of $100; and (17) 1,500,000 shares to Farouque Mesiya for an aggregate purchase price of $250.

    On May 8, 1997, the Registrant issued an aggregate of 8,766,667 shares of Series A preferred stock to 14 investors in the following amounts and for the following consideration: (1) 392,882 shares to Bell Communications Research in exchange for intellectual property with an aggregate value of $942,917; (2) 3,523,785 shares to Science Applications International Corporation in exchange for equipment with an aggregate value of $8,457,084; (3) 572,260 shares to Accel V L.P. for an aggregate purchase price of $1,373,424; (4) 76,680 shares to Accel Internet/Strategic Technology Fund L.P. for an aggregate purchase price of $184,032; (5) 11,360 shares to Accel Keiretsu V L.P. for an aggregate purchase price of $27,264; (6) 34,080 shares to Accel Investors '96 L.P. for an aggregate purchase price of $81,792; (7) 15,620 shares to Ellmore C. Patterson Partners for an aggregate purchase price of $37,488; (8) 333,333 shares to Blue Rock Capital, L.P. for an aggregate purchase price of $799,999; (9) 1,500,000 shares to Oak Investment Partners VII Limited Partnership for an aggregate purchase price of $3,600,000; (10) 1,850,000 shares to Ortel Corporation, for an aggregate purchase price of $4,440,000; (11) 40,000 shares to John Wallace for an aggregate purchase price of $96,000; (12) 282,316 shares to Worldview Technology Partners I, L.P. for an aggregate purchase price of $677,558; (13) 110,034 shares to Worldview Technology International I, L.P. for an aggregate purchase price of $264,082; and (14) 24,317 shares to Worldview Strategic Partners I, L.P. for an aggregate purchase price of $58,361.

    On May 8, 1997, the Registrant issued an aggregate of 233,333 shares of Series B preferred stock to one of its stockholders, Ortel Corporation, for an aggregate purchase price of $559,999.

    On May 20, 1998, the Registrant issued an aggregate of 416,667 shares of its Series A preferred stock to 5 of its stockholders in the following amounts and for the following consideration: (1) 335,834 shares to Accel V L.P. for an aggregate purchase price of $806,002; (2) 45,000 shares to Accel Internet/Strategic Technology Fund, L.P. for an aggregate purchase price of $108,000; (3) 6,667 shares to Accel Keiretsu V L.P. for an aggregate purchase price of $16,001; (4) 20,000 shares to Accel Investors '96 L.P. for an aggregate purchase price of $48,000; and (5) 9,166 shares to Ellmore C. Patterson Partners for an aggregate purchase price of $21,998.

    On December 30, 1998, the Registrant issued senior convertible notes in the aggregate principal amount of $16,000,000 to 14 of its stockholders as follows:
(1) Oak Investment Partners VII, Limited Partnership ($2,893,244); (2) Oak VII Affiliates Fund, Limited Partnership ($72,665); (3) Accel Investors '96 L.P. ($106,931); (4) Accel V L.P. ($1,795,548); (5) Accel Internet/Strategic
Technology Fund L.P. ($240,595); (6) Accel Keiretsu V L.P. ($35,644); (7) Science Applications Research Inc. ($7,744,318); (8) Worldview Technology International I, L.P. ($217,567); (9) Worldview Technology Partners I, L.P. ($558,215); (10) Worldview Strategic Partners I ($48,082); (11) Blue Rock Capital, L.P. ($659,090); (12) Ellmore C. Patterson Partners ($49,010); (13) Ortel Corporation ($1,500,000); and (14) John Wallace ($79,091). All of these notes were converted into shares of Series C preferred stock as of February 11, 1999, at a conversion price of $9.15 per share as described below.

    On February 9, 1999, the Registrant issued warrants to purchase an aggregate of 1,000,000 shares of its Series A preferred stock to 14 of its stockholders at an exercise price of $4.58 per share in the following amounts: (1) 180,828 shares to Oak Investment Partners VII, Limited Partnership; (2) 4,542 shares to Oak VII Affiliates Fund, Limited Partnership; (3) 6,683 shares to Accel Investors '96 L.P., (4) 112,222 shares to Accel V L.P., (5) 15,037 shares to Accel Internet/Strategic Technology Fund L.P.; (6) 2,228 shares to Accel Keiretsu V L.P.; (7) 484,020 shares to Science Applications Research Inc.; (8) 13,598 shares to Worldview Technology International I, L.P.; (9) 34,888 shares to Worldview Technology Partners I, L.P.; (10) 3,005 shares to Worldview Strategic Partners I; (11) 41,193 shares to Blue Rock Capital, L.P.; (12) 3,063 shares to Ellmore C. Patterson Partners;
(13) 93,750 shares to Ortel Corporation; and (14) 4,943 shares to John Wallace. All of these warrants, except the warrant issued to Ortel Corporation, were subsequently exercised for shares of its Series A preferred stock at an exercise price of $2.40 per share.

    On February 11, 1999, the Registrant issued an aggregate of 2,545,339 shares of Series C preferred stock to 15 of its stockholders in the following amounts and for the following consideration: (1) 765,027 shares to Cisco Systems for an aggregate purchase price of $6,999,997 in cash; (2) 322,104 shares to Oak Investment Partners VII, Limited Partnership in exchange for the conversion of a senior promissory note in the aggregate amount of $2,947,252;
(3) 8,090 shares to Oak VII Affiliates Fund, Limited Partnership in exchange for the conversion of a senior promissory note in the aggregate amount of $74,024; (4) 11,905 shares to Accel Investors '96 L.P. in exchange for the conversion of a senior promissory note in the aggregate amount of $108,931; (5) 199,898 shares to Accel V L.P. in exchange for the conversion of a senior promissory note in the aggregate amount of $1,829,067; (6) 26,785 shares to Accel Internet/Strategic Technology Fund L.P. in exchange for the conversion of a senior promissory note in the aggregate amount of $245,083; (7) 3,968 shares to Accel Keiretsu VI in exchange for the conversion of a senior promissory note in the aggregate amount of $36,307; (8) 5,456 shares to Ellmore C. Patterson Partners in exchange for the conversion of a senior promissory note in the aggregate amount of $49,922; (9) 861,961 shares to Science Applications International Corporation in exchange for the conversion of a senior promissory note in the aggregate amount of $7,886,943; (10) 24,162 shares to Worldview Technology International I, L.P. in exchange for the conversion of a senior promissory note in the aggregate amount of $221,082; (11) 61,993 shares to Worldview Technology Partners I, L.P. in exchange for the conversion of a senior promissory note in the aggregate amount of $567,236; (12) 5,340 shares to Worldview Strategic Partners I, L.P. in exchange for the conversion of a senior promissory note in the aggregate amount of $48,861; (13) 73,374 shares to Blue Rock Capital, L.P. in exchange for the conversion of a senior promissory note in the aggregate amount of $671,372; (14) 166,475 shares to Ortel Corporation in exchange for the conversion of a senior promissory note in the aggregate amount of $1,523,246; and (15) 8,801 shares to John Wallace in exchange for the conversion of a senior promissory note in the aggregate amount of $80,529.

    On June 30, 1999, the Registrant issued senior convertible notes in the aggregate principal amount of $5,000,000 to 14 of its stockholders in the following amounts: (1) Oak Investment Partners VII, Limited Partnership ($805,418); (2) Oak VII Affiliates Fund, Limited Partnership ($20,228);
(3) Accel Investors '96 L.P. ($29,767); (4) Accel V L.P. ($499,843); (5) Accel
Internet/Strategic Technology Fund L.P. ($66,976); (6) Accel Keiretsu V L.P. ($9,922); (7) Science Applications International Corporation ($2,155,853); (8) Worldview Technology International I, L.P. ($60,566); (9) Worldview Technology Partners I, L.P. ($155,395); (10) Worldview Strategic Partners I ($13,385);
(11) Blue Rock Capital, L.P. ($183,476); (12) Ellmore C. Patterson Partners ($13,643); (13) Ortel Corporation ($960,231); and (14) John Wallace ($25,296).
All of these notes were converted into shares of its Series D preferred stock as of December 2, 1999 at a conversion price of $9.15 per share.

    On September 21, 1999, the Registrant issued a warrant to purchase an aggregate of 10,452,000 shares of its common stock to Extant, with an exercise price of $1.53 per share, as consideration for the transactions contemplated by the Purchase Agreement dated as of September 21, 1999 between Tellium and Extant.

    On November 11, 1999, the Registrant issued two warrants to purchase an aggregate of 29,509 shares of its Series C preferred stock to Comdisco, Inc. with an exercise price of $9.15 per share as consideration for an equipment lease line of credit.

    On December 2, 1999, December 8, 1999, December 15, 1999 and January 14, 2000, the Registrant issued an aggregate of 6,010,926 shares of Series D preferred stock to 22 investors and stockholders in the following amounts and for the following consideration: (1) 1,684,522 shares to Thomas Weisel Capital Partners, L.P. in exchange for $15,413,376 in cash; (2) 203,364 shares to TWP CEO Founders' Circle (AI), L.P. in exchange for $1,860,781 in cash; (3) 787,251 shares to TWP CEO Founders' Circle (QP), L.P. in exchange for $7,203,347 in cash; (4) 57,104 shares to Thomas Weisel Partners Group LLC in exchange for $522,502 in cash; (5) 54,645 shares to RB Investment Partners II, LLC in exchange for $500,002 in cash; (6) 27,322 shares to Comdisco, Inc. in exchange for $249,996 in cash; (7) 466,871 shares to Oak Investment Partners VII, Limited Partnership in exchange for $3,432,859 in cash and for the conversion of a senior promissory note in the aggregate amount of $839,011; (8) 11,725 shares to Oak VII Affiliates Fund, Limited Partnership in exchange for $86,212 in cash and for the conversion of a senior promissory note in the aggregate amount of $21,072; (9) 3,388 shares to Accel Investors '96 L.P. in exchange for the conversion of a senior promissory note in the aggregate amount of $31,009;
(10) 56,906 shares to Accel V L.P. in exchange for the conversion of a senior promissory note in the aggregate amount of $520,691; (11) 7,625 shares to Accel Internet/Strategic Technology Fund L.P. in exchange for the conversion of a senior promissory note in the aggregate amount of $69,769; (12) 1,129 shares to Accel Keiretsu VI in exchange for the conversion of a senior promissory note in the aggregate amount of $10,336; (13) 518,663 shares to Science Applications International Corporation in exchange for $2,500,000 in cash and for the conversion of a senior promissory note in the aggregate amount of $2,245,770;
(14) 33,093 shares to Worldview Technology International I, L.P. in exchange for $239,709 in cash and for the conversion of a senior promissory note in the aggregate amount of $63,092; (15) 84,907 shares to Worldview Technology Partners I, L.P. in exchange for $615,023 in cash and for the conversion of a senior promissory note in the aggregate amount of $161,876; (16) 7,314 shares to Worldview Strategic Partners I, L.P. in exchange for $52,980 in cash and for the conversion of a senior promissory note in the aggregate amount of $13,943;
(17) 100,282 shares to Blue Rock Capital, L.P. in exchange for $726,452 in cash and for the conversion of a senior promissory note in the aggregate amount of $191,128; (18) 1,553 shares to Ellmore C. Patterson Partners in exchange for the conversion of a senior promissory note in the aggregate amount of $14,212;
(19) 524,736 shares to Ortel Corporation in exchange for $3,801,054 in cash and for the conversion of a senior promissory note in the aggregate amount of $1,000,281; (20) 12,406 shares to John Wallace in exchange for $87,164 in cash and for the conversion of a senior promissory note in the aggregate amount of $26,351; (21) 819,672 shares to Pequot Private Equity Fund II, L.P. in exchange for $7,499,999 in cash; and (22) 546,448 shares to SJJ LLC in exchange for $4,999,999 in cash.

    On April 4, 2000, the Registrant issued an aggregate of 13,200,000 shares of its common stock to Harry J. Carr under exercises of options for an aggregate purchase price of $14,102,000.

    On May 1, 2000, the Registrant issued an aggregate of 19,126 shares of Series C preferred stock to Taylor Winfield Inc. in cash for an aggregate purchase price of $175,003 to the Registrant.

    On June 30, 2000, the Registrant issued an aggregate of 906,250 shares of Series A preferred stock to its stockholders upon the exercise of warrants to purchase 906,250 shares of Series A preferred stock at an exercise price of $4.58 per share, in the following amounts and for the following consideration:
(1) 180,828 shares to Oak Investment Partners VII, Limited Partnership for an aggregate purchase price of $828,192; (2) 4,542 shares to Oak VII Affiliates Fund, Limited Partnership, for an aggregate purchase price of $20,802; (3) 6,683 shares to Accel Investors '96 L.P. for an aggregate purchase price of $30,608; (4) 112,222 shares to Accel V L.P. for an aggregate purchase price of $513,977; (5) 15,037 shares to Accel Internet/Strategic Technology Fund L.P. for an aggregate purchase price of $68,869; (6) 2,228 shares to Accel Keiretsu V L.P. for an aggregate purchase price of $10,204, (7) 484,020 shares to Science Applications Research Inc. for an aggregate purchase price of $2,216,812; (8) 13,598 shares to Worldview Technology International I, L.P. for an aggregate purchase price of $62,279; (9) 34,888 shares to Worldview Technology Partners I, L.P. for an aggregate purchase price of $159,787; (10) 3,005 shares to Worldview Strategic Partners I for an aggregate purchase price of $13,763; (11) 41,193 shares to Blue Rock Capital, L.P. for an aggregate purchase price of $188,664; (12) 3,063 shares to Ellmore C. Patterson Partners for an aggregate purchase price of $14,029; and (13) 4,943 shares to John Wallace for an aggregate purchase price of $22,639.

    On September 1, 2000, the Registrant issued an aggregate of 3,000,000 shares of its common stock to AT&T Corp. in consideration for a license of intellectual property.

    On September 18, 2000, as part of our agreement with Qwest, the Registrant issued two warrants to purchase a total of 4,000,000 shares of its common stock to U.S. Telesource, Inc., a wholly-owned subsidiary of Qwest, with an exercise price of $15.00 per share. On September 18, 2000, the Registrant also issued an aggregate of 666,666 shares of common stock to seven officers and affiliates of Qwest for an aggregate purchase price of $9,999,990.

    On September 20, 2000, the Registrant issued an aggregate of 7,274,413 shares of its Series E preferred stock to 57 qualified institutional buyers and other accredited investors for an aggregate purchase price of $218.0 million.

    On October 10, 2000, the Registrant issued an aggregate of 7,500,000 shares of its common stock to the former stockholders of Astarte Fiber Networks, Inc. in consideration of its acquisition of Astarte.

    From May 8, 1997 (inception) to October 31, 2000, the Registrant granted stock options to purchase 73,226,374 shares of common stock at exercise prices ranging from $.04 to $1.55 per share to employees under its Amended and Restated 1997 Employee Stock Incentive Plan. During this time period, the Registrant also granted options to purchase: (1) 300,000 shares of common stock at an exercise price of $1.53 per share to consultants; (2) 13,200,000 shares of common stock at an exercise price of $1.07 per share to an employee; and (3) 400,000 shares of common stock to directors at an exercise price of $1.55 per share outside of its Amended and Restated 1997 Employee Stock Incentive Plan.

    From April 1, 2000 through October 31, 2000, the Registrant issued an aggregate of 38,196,200 shares of its common stock to some of its executive officers under exercises of options granted under and outside of its Amended and Restated 1997 Employee Stock Incentive Plan for an aggregate purchase price of $38,676,296.

    From May 8, 1997 (inception) to October 31, 2000, the Registrant issued an aggregate of 3,884,598 shares of its common stock to other employees for aggregate consideration of $.04 to $1.55 per share under exercises of options granted under its Amended and Restated 1997 Employee Stock Incentive Plan and an aggregate of 150,000 shares of its common stock to a consultant for aggregate consideration of $1.53 per share under an exercise of options granted outside of its Amended and Restated 1997 Employee Stock Incentive Plan.

Item 16. Exhibits and Financial Statement Schedules.

    The following documents are filed as exhibits to this registration statement:


 Exhibit                               Description
 -------                               -----------
  1.1*    Form of Underwriting Agreement

  3.1*    Form of Amended and Restated Certificate of Incorporation of Tellium,
          Inc. to be effective upon completion of this offering

  3.2* Form of Amended and Restated Bylaws of Tellium, Inc. to be effective upon completion of this offering

  4.1*    Specimen common stock certificate

  4.2     Amended and Restated Stockholders' Agreement dated as of September
          19, 2000 by and among Tellium, Inc. and certain stockholders of Tellium, Inc.

  4.3 Supplemental Stockholders' Agreement dated as of August 29, 2000 by and among Tellium, Inc. and certain former stockholders of Astarte
          Fiber Networks, Inc.

  5.1*    Opinion of Fried, Frank, Harris, Shriver & Jacobson


 10.1**   Amended and Restated Securities Purchase Agreement dated as of
          February 10, 1999, among Tellium, Inc. and the purchasers named therein

 10.2**   Stock Purchase Agreement dated as of February 11, 1999 by and among
          Tellium, Inc., Cisco Systems, Inc. and other investors, as amended pursuant to Amendment No. 1 dated May 5, 1999 to the Stock Purchase
          Agreement

 10.3**   Stock Purchase Agreement dated as of December 2, 1999 by and among
          Tellium, Inc. and certain investors

 10.4+**  Purchase Agreement dated as of September 21, 1999 between Tellium,
          Inc. and Extant, Inc.

 10.5+**  Agreement dated as of August 7, 2000 between Tellium, Inc. and Cable
          & Wireless Global Networks Limited

 10.6+**  Contract Manufacturing Agreement dated as of August 1, 2000 between
          Tellium, Inc. and Solectron Corporation

 10.7**   Business Loan Agreement dated June 1, 2000 by and among Tellium, Inc.
          and Commerce Bank/Shore N.A.

 10.8     Amended and Restated 1997 Employee Stock Incentive Plan

 10.9**   Executive Employment Agreement dated as of December 31, 1999 between
          Tellium, Inc. and Harry J. Carr

 10.10**  Restricted Stock Agreement (Time Vested Shares) dated as of April 4,
          2000 by and between Tellium, Inc. and Harry J. Carr

 10.11**  Restricted Stock Agreement (Performance Shares) dated as of April 4,
          2000 by and between Tellium, Inc. and Harry J. Carr, and Amendment
          Number 1 to the Restricted Stock Agreement dated September 18, 2000

 10.12**  Form of Restricted Stock Agreement for Executives

 10.13+** Restated and Amended Intellectual Property Agreement dated December
          30, 1998 between Bell Communications Research Inc. and Tellium, Inc.

 10.14+** Procurement Agreement between Qwest Communications Corporation and
          Tellium, Inc.

 10.15**  Form of Supplemental Stockholders Agreement, dated as of September
          18, 2000, by and among Tellium, Inc. and U.S. Telesource, Inc.


 Exhibit                               Description
 -------                               -----------
 10.16**  Form of Supplemental Stockholders Agreement, dated as of September
          18, 2000, by and among Tellium, Inc. and the Holders listed therein

 10.17+** "A" Warrants to Purchase Common Stock granted to U.S. Telesource,
          Inc., dated as of September 18, 2000

 10.18+** "B" Warrants to Purchase Common Stock granted to U.S. Telesource,
          Inc., dated as of September 18, 2000

 10.19    Lease Agreement dated February 9, 1998 between Tellium, Inc. and G.B.
          Ltd., L.L.C. (as amended)

 10.20**  Lease Agreement dated August 3, 2000 between 185 Monmouth Parkway
          Associates, L.P. and Tellium, Inc.

 10.21**  Stock Purchase Agreement dated September 1, 2000 by and between
          Tellium, Inc. and AT&T Corp.

 10.22 Agreement and Plan of Merger dated as of August 29, 2000 by and among Tellium, Inc., Astarte Acquisition Corporation, Astarte Fiber
          Networks, Inc., AFN LLC and Aron B. Katz

 10.23+** Warrant to Purchase Common Stock granted to Extant, Inc. dated
          September 21, 1999, and Side Letter to Annex I to the Warrant dated
          December, 1999

 10.24**  Patent License Agreement dated September 1, 2000 by and between
          Tellium, Inc. and AT&T Corp.

 10.25**  Stock Purchase Agreement dated as of September 19, 2000 by and among
          Tellium, Inc. and certain investors

 10.26+*  Amendment to Warrant to Purchase Common Stock dated as of September
          21, 1999 Between Tellium, Inc. and Dynegy Global Communications, Inc.
          (as successor to Extant, Inc.), made as of November 2, 2000

 16.1**   Letter re: change in certifying accountant

 21.1**   Subsidiaries of Tellium, Inc.

 23.1     Consent of Deloitte & Touche LLP

 23.2     Consent of Ernst & Young LLP

 23.3     Consent of Arthur Andersen LLP

 23.4*    Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
          Exhibit 5.1 above)

 23.5**   Consent of RHK, Inc.

 24.1** Power of Attorney (included on signature page of this registration statement)

 27.1     Financial data schedule

--------
* To be filed by amendment.

**Previously filed.
+ Subject to a confidential treatment request.

                       INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

Tellium, Inc.

    We have audited the financial statements of Tellium, Inc. as of December 31, 1999, and for the year then ended, and have issued our report thereon dated April 28, 2000 (November 1, 2000 as to Note 12) (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule listed in Item 16 of this Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule as of and for the year ended December 31, 1999, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

November 6, 2000

                                                               SCHEDULE II

                              TELLIUM, INC.

              VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

     For the Period from May 8, 1997 (Inception) to December 31, 1997 and for the Years Ended December 31, 1998 and 1999

                                           Additions
                               Balance at  Charged to              Balance at
                                Beginning  Costs and   Write-offs    End of
                                of Period   Expenses  (Deductions)   Period
                               ----------- ---------- ------------ -----------
Allowance for Doubtful
 Accounts
For the period from May 8,
 1997 (Inception) to December
 31, 1997..................... $       --  $      --     $  --     $       --
For the year ended December
 31, 1998.....................         --         --        --             --
For the year ended December
 31, 1999.....................         --      60,000       --          60,000
Deferred Tax Valuation
 Allowance
For the period from May 8,
 1997 (Inception) to December
 31, 1997..................... $       --  $2,105,000    $  --     $ 2,105,000
For the year ended December
 31, 1998.....................   2,105,000  9,054,000       --      11,159,000
For the year ended December
 31, 1999.....................  11,159,000  9,385,000       --      20,544,000

Item 17. Undertakings.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

      (1) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit proper delivery to each purchaser.

      (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (3) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oceanport, State of New Jersey, on November 7, 2000.

                                          TELLIUM, INC.

                                              /s/ Harry J. Carr
                                          By: _________________________________
                                             Harry J. Carr
                                             Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this amendment to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

          /s/ Harry J. Carr            Chief Executive Officer     November 7, 2000
______________________________________ and Chairman of the Board
            Harry J. Carr              of Directors (Principal
                                       Executive Officer)

        /s/ Richard W. Barcus          President and Chief         November 7, 2000
______________________________________ Operating Officer
          Richard W. Barcus

                  *                    Director                    November 7, 2000
______________________________________
          Michael M. Connors

                  *                    Director                    November 7, 2000
______________________________________
          William B. Bunting

                  *                    Director                    November 7, 2000
______________________________________
          Jeffrey A. Feldman

                  *                    Director                    November 7, 2000
______________________________________
         Edward F. Glassmeyer

              Signature                          Title                   Date
              ---------                          -----                   ----
                  *                    Director                    November 7, 2000
______________________________________
           Richard C. Smith

                  *                    Director                    November 7, 2000
______________________________________
        William A. Roper, Jr.

                  *                    Chief Financial Officer     November 7, 2000
______________________________________ (Principal Financial and
           Michael J. Losch            Accounting Officer)

  *By:    /s/ Harry J. Carr                                        November 7, 2000
      ________________________________
       Harry J. Carr Attorney-In-Fact


                               INDEX TO EXHIBITS

    The following documents are filed as exhibits to this registration statement:

 Exhibit                               Description
 -------                               -----------
  1.1*    Form of Underwriting Agreement

  3.1*    Form of Amended and Restated Certificate of Incorporation of Tellium,
          Inc. to be effective upon completion of this offering

  3.2* Form of Amended and Restated Bylaws of Tellium, Inc. to be effective upon completion of this offering

  4.1*    Specimen common stock certificate

  4.2     Amended and Restated Stockholders' Agreement dated as of September
          19, 2000 by and among Tellium, Inc. and certain stockholders of Tellium, Inc.

  4.3 Supplemental Stockholders' Agreement dated as of August 29, 2000 by and among Tellium, Inc. and certain former stockholders of Astarte
          Fiber Networks, Inc.

  5.1*    Opinion of Fried, Frank, Harris, Shriver & Jacobson

 10.1**   Amended and Restated Securities Purchase Agreement dated as of
          February 10, 1999, among Tellium, Inc. and the purchasers named therein

 10.2**   Stock Purchase Agreement dated as of February 11, 1999 by and among
          Tellium, Inc., Cisco Systems, Inc. and other investors, as amended pursuant to Amendment No. 1 dated May 5, 1999 to the Stock Purchase
          Agreement

 10.3**   Stock Purchase Agreement dated as of December 2, 1999 by and among
          Tellium, Inc. and certain investors

 10.4+**  Purchase Agreement dated as of September 21, 1999 between Tellium,
          Inc. and Extant, Inc.

 10.5+**  Agreement dated as of August 7, 2000 between Tellium, Inc. and Cable
          & Wireless Global Networks Limited

 10.6+**  Contract Manufacturing Agreement dated as of August 1, 2000 between
          Tellium, Inc. and Solectron Corporation

 10.7**   Business Loan Agreement dated June 1, 2000 by and among Tellium, Inc.
          and Commerce Bank/Shore N.A.

 10.8     Amended and Restated 1997 Employee Stock Incentive Plan

 10.9**   Executive Employment Agreement dated as of December 31, 1999 between
          Tellium, Inc. and Harry J. Carr

 10.10**  Restricted Stock Agreement (Time Vested Shares) dated as of April 4,
          2000 by and between Tellium, Inc. and Harry J. Carr

 10.11**  Restricted Stock Agreement (Performance Shares) dated as of April 4,
          2000 by and between Tellium, Inc. and Harry J. Carr, and Amendment
          Number 1 to the Restricted Stock Agreement dated September 18, 2000

 10.12**  Form of Restricted Stock Agreement for Executives

 10.13+** Restated and Amended Intellectual Property Agreement dated December
          30, 1998 between Bell Communications Research Inc. and Tellium, Inc.


 Exhibit                               Description
 -------                               -----------
 10.14+** Procurement Agreement between Qwest Communications Corporation and
          Tellium, Inc.

 10.15**  Form of Supplemental Stockholders Agreement, dated as of September
          18, 2000, by and among Tellium, Inc. and U.S. Telesource, Inc.

 10.16**  Form of Supplemental Stockholders Agreement, dated as of September
          18, 2000, by and among Tellium, Inc. and the Holders listed therein

 10.17+** "A" Warrants to Purchase Common Stock granted to U.S. Telesource,
          Inc., dated as of September 18, 2000

 10.18+** "B" Warrants to Purchase Common Stock granted to U.S. Telesource,
          Inc., dated as of September 18, 2000

 10.19    Lease Agreement dated February 9, 1998 between Tellium, Inc. and G.B.
          Ltd., L.L.C. (as amended)

 10.20**  Lease Agreement dated August 3, 2000 between 185 Monmouth Parkway
          Associates, L.P. and Tellium, Inc.

 10.21**  Stock Purchase Agreement dated September 1, 2000 by and between
          Tellium, Inc. and AT&T Corp.

 10.22 Agreement and Plan of Merger dated as of August 29, 2000 by and among Tellium, Inc., Astarte Acquisition Corporation, Astarte Fiber
          Networks, Inc., AFN LLC and Aron B. Katz

 10.23+** Warrant to Purchase Common Stock granted to Extant, Inc. dated
          September 21, 1999, and Side Letter to Annex I to the Warrant dated
          December 1999.

 10.24**  Patent License Agreement dated September 1, 2000 by and between
          Tellium, Inc. and AT&T Corp.

 10.25**  Stock Purchase Agreement dated as of September 19, 2000 by and among
          Tellium, Inc. and certain investors

 10.26+*  Amendment to Warrant to Purchase Common Stock dated as of September
          21, 1999 Between Tellium, Inc. and Dynegy Global Communications, Inc.
          (as successor to Extant, Inc.), made as of November 2, 2000
 16.1**   Letter re: change in certifying accountant

 21.1**   Subsidiaries of Tellium, Inc.

 23.1     Consent of Deloitte & Touche LLP

 23.2     Consent of Ernst & Young LLP

 23.3     Consent of Arthur Andersen LLP

 23.4*    Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
          Exhibit 5.1 above)

 23.5**   Consent of RHK, Inc.

 24.1** Power of Attorney (included on signature page of this registration statement)

 27.1     Financial data schedule

--------
* To be filed by amendment.

** Previously filed.
+ Subject to a confidential treatment request.